# MHI HOSPITALITY CORPORATION

*Hospitality. Value. Opportunity.*

*Solid Performance. Sustained Momentum.*



2007 Performance

Our core hotels continued to experience good organic growth as a result of prior period renovations in Philadelphia, Jacksonville and Laurel, and generally favorable conditions in the industry.

» Total Hotel Sales increased 7.9%
» Revenue per Available Room increased 6.0%
» Net Operating Income increased 2.4%

Building Momentum

With the opening of our joint venture Crowne Plaza Hollywood Beach in October 2007, the planned openings of the Sheraton Louisville Riverside in April 2008, and the Crowne Plaza Tampa Westshore in early 2009, and the expected acquisition and reflagging of the Crowne Plaza Hampton, Virginia in the second quarter of 2008, we believe our company is poised for significant growth. We continue to source attractive lodging acquisition opportunities as cap rates begin an upward climb and asset pricing moderates. As part of our investment mantra we will maintain a disciplined and highly selective investment strategy as we seek out markets that are synergistic with our existing portfolio.

Looking ahead to 2008 and beyond, we have established the following goals to drive continued growth and build value for our shareholders:

» In terms of performance we have raised guidance targets to $1.02-$1.12 for 2008. We also reaffirm our commitment to pay an above market dividend.
» Regarding portfolio initiatives, we will continue to seek well-located under performing hotel assets, while maintaining a disciplined approach. In 2008 we plan to acquire at least one hotel for our own account and one hotel through our Carlyle joint venture.
» We will continue to seek out additional sources of equity to enhance the company's financial position and performance.

In 2007 the results of our prior period efforts since our IPO began to benefit the company. We delivered solid operating results while accelerating growth. Room sales and total sales increased 49.2% and 48.7%, respectively, in 2007 versus the 12 month period in 2004. RevPAR has increased over 27.1% during that three year timeframe. Since 2004 the market value of our assets has grown by 151.4% and the equity in the company as measured by net asset value has grown by 128.3%.

We believe we are well-positioned for continued and accelerating growth. And as managers of our shareholders' capital we remain committed to building long-term value. We pursue this endeavor being mindful of the original cornerstones of our company: hospitality, value and opportunity. On behalf of our senior management team, I want to thank our shareholders, Board of Directors, and employees for their continued support. We look forward to another successful year in 2008.







Sincerely,

Andrew M. Sims
Chairman and CEO
MHI Hospitality Corporation

# SHAREHOLDER LETTER

To Our Shareholders:



We believe 2007 was our most productive year as a public company. Of equal significance is that 2007 marked the 50th anniversary of our predecessor company's founding. The cornerstones of our company – service, value and opportunity – have their roots in a small 12 room motel purchased by my father, Edgar Sims, in the Washington, DC suburbs in 1957. Although our company has experienced significant growth over the years, the focus remains the same as 50 years ago: to provide hospitality to our guests, to build value for our stakeholders and to identify opportunities for company growth.

Transaction Activity

In 2007 we saw the benefit of prior period planning that will lay the foundation for what we believe will be excellent incremental growth in the future:

» We completed a joint venture with The Carlyle Group that provides up to $450.0 million of leveraged deal capacity.
» We completed acquisitions of $88.0 million with the purchase of a hotel in Hollywood, Florida through our joint venture and a hotel in Tampa.
» We completed financings of $103.0 million.
» We restructured the company's line of credit providing a lower interest rate and more favorable credit terms.
» We commenced $56.0 million of construction activity to improve the quality of the core portfolio through renovation and existing and newly acquired hotels.
» We experienced good organic growth in our core portfolio both in terms of sales and improved profitability.

During the year we completed a joint venture with The Carlyle Group ("Carlyle") to acquire hotels with a consolidated deal value of approximately $450.0 million on a leveraged basis. We believe the joint venture will provide an opportunity for significant growth with a high profile partner that has a stellar reputation in the market place.

During the year we completed two asset acquisitions – one in the Carlyle joint venture and one for our own account. In August we acquired the newly renovated 311 room Crowne Plaza Hollywood Beach, a resort hotel located on the barrier islands of this South Florida market, in partnership with Carlyle for a price of $74.0 million. In November we acquired the 250 room former Clarion hotel for $13.5 million located in the Westshore submarket of Tampa, Florida; the hotel is closed and undergoing a deep turn renovation.

During the year we completed three loan transactions with an aggregate value of $103.0 million. We refinanced our Wilmington ($23.0 million) and Savannah ($23.0 million) assets with Mutual of New York; the "extend and blend" loans provide a ten year term extension at favorable fixed interest rates, while providing the necessary capital to renovate these hotels. We also placed a $57.6 million loan with Societe Generale as part of our Carlyle joint venture to acquire the Hollywood asset. All three financing transactions were completed prior to the August credit crisis, thereby affording the company favorable terms and rate of interest.

In June 2007 we renegotiated the terms of our $60.0 million line of credit to the benefit of the company. We procured a better rate of interest and more favorable credit terms that enhance the company's borrowing opportunities.

Throughout the year we commenced targeted renovations on our Wilmington, Savannah, and Louisville assets an aggregate amount of $37.0 million. As part of the 10 year Hilton license extensions for Wilmington and Savannah, which were executed during the year, the hotels are undergoing extensive upgrading to comply with brand standards. In January 2007 we executed a 15 year license for Louisville with Starwood Hotels & Resorts to operate the hotel as a Sheraton; as a condition of the Sheraton license we are doing a complete renovation of the hotel. We added signature restaurants to two hotels by executing long term space leases with a Ruth's Chris Steakhouse franchisee in Wilmington and the Bristol in Louisville.



Hilton Savannah DeSoto,
Savannah, GA



Shell Island Resort,
Wrightsville Beach, NC



Crowne Plaza Riverfront,
Jacksonville, FL



Holiday Inn Brownstone,
Raleigh, NC



Sheraton Louisville Riverside,
Jeffersonville, IN




Hilton
Hilton

Hilton Philadelphia Airport,
Philadelphia, PA



Hilton Wilmington Riverside,
Wilmington, NC



Crowne Plaza Hollywood Beach,
Hollywood Beach, FL



Crowne Plaza Tampa Westshore,
Tampa, FL

## A 2007 Renovation Award Winner

awarded by InterContinental Hotels Group

Holiday Inn Laurel West
Laurel, MD









# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

## FORM 10-K

**FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the fiscal year ended December 31, 2007**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the transition from to**

**Commission file number 001-31906**

# MHI HOSPITALITY CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

| | |
|---|---|
| **Maryland** | **20-1531029** |
| (State or Other Jurisdiction of Incorporation or Organization) | (I.R.S. Employer Identification No.) |
| **4801 Courthouse Street, Suite 201 Williamsburg, Virginia** | **23185** |
| (Address of Principal Executive Officers) | (Zip Code) |

**Registrant's telephone number, including area code 757/229-5648**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| **Common Stock, $.01 par value** | **The NASDAQ Stock Market, LLC** |

**Securities registered pursuant to Section 12(g) of the Act: None**
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer a non-accelerated filer, or a smaller reporting company. (See definition of "large accelerated filer," "accelerated filer" and smaller reporting company in Rule 12b-2 of the Securities Exchange Act of 1934).

| | |
|---|---|
| Large Accelerated Filer ☐ | Accelerated Filer ☐ |
| Non-accelerated Filer ☐ | Smaller reporting company ☒ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 29, 2007, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $72,578,200 based on the closing price quoted on the American Stock Exchange.

As of March 14, 2008, there were 6,939,613 shares of the registrant's common stock issued and outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Part III of this Form 10-K incorporates by reference certain portions of the registrant's proxy statement for its 2008 annual meeting of stockholders to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this report.

## MHI HOSPITALITY CORPORATION

## INDEX

## CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Information included and incorporated by reference in this Form 10-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and as such may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identified by our use of words, such as "intend," "plan," "may," "should," "will," "project," "estimate," "anticipate," "believe," "expect," "continue," "potential," "opportunity," and similar expressions, whether in the negative or affirmative. All statements regarding our expected financial position, business and financing plans are forward-looking statements. Factors, which could have a material adverse effect on our operations and future prospects, include, but are not limited to:

- United States economic conditions generally and the real estate market specifically;
- management and performance of our hotels;
- our plans for renovation of our hotels;
- our financing plans;
- supply and demand for hotel rooms in our current and proposed market areas;
- our ability to acquire additional properties and the risk that potential acquisitions may not perform in accordance with expectations;
- legislative/regulatory changes, including changes to laws governing taxation of real estate investment trusts; and
- our competition.

Additional factors that could cause actual results to vary from our forward-looking statements are set forth under the Section titled "Risk Factors" in Item 1A of this report.

These risks and uncertainties should be considered in evaluating any forward-looking statement contained in this report or incorporated by reference herein. All forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section. We undertake no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this report.

## PART I

### Item 1. *Business*

### Organization

MHI Hospitality Corporation (the "Company") is a self-advised real estate investment trust ("REIT") that was formed in August 2004 to own and manage a portfolio of full-service upper up-scale, up-scale and mid-scale hotels located in primary and secondary markets in the Mid-Atlantic, Midwest and Southeastern United States. On December 21, 2004, we successfully completed our initial public offering and elected to be treated as a self-advised real estate investment trust ("REIT") for federal income tax purposes. We conduct our business through MHI Hospitality, L.P., our operating partnership, of which we are the general partner. Our Company owns approximately 64.9% of the partnership units in our operating partnership. Limited partners (including our officers and certain of our directors) own the remaining operating partnership units.

As of March 14, 2008, our portfolio consists of eight full-service upper up-scale and mid-scale hotels with 1,971 rooms. Six hotels, with a total of 1,537 rooms, operate under well-known brands such as Hilton, Crowne Plaza and Holiday Inn. Two properties are under development. The first property, a 186-room full-service upper up-scale hotel is expected to re-open as a Sheraton in April 2008. The other property, a 250-room full-service upper up-scale hotel is expected to re-open as a Crowne Plaza in the first quarter 2009. We own a minority interest in a Crowne Plaza hotel through a joint venture as well as leasehold interests in the commercial spaces of the Shell Island Resort, a condominium resort property.

Our initial public offering consisted of the sale of 6,000,000 shares of common stock at a price of $10.00 per share resulting in gross proceeds of $60.0 million and net proceeds (after deducting underwriting discounts and offering expenses) of approximately $54.8 million. On January 19, 2005, the Company sold an additional 700,000 shares of common stock at a price of $9.30 per share, net of the underwriting discount, as a result of the exercise of the underwriter's over-allotment option, resulting in additional net proceeds of approximately $6.5 million. The total net proceeds from the initial public offering and the exercise of the underwriter's over-allotment option were approximately $61.3 million.

In order for us to qualify as a REIT, we cannot directly manage or operate our hotels. Therefore, our hotel properties are leased to MHI Hospitality TRS, LLC, our TRS Lessee, which in turn has engaged MHI Hotels Services, LLC ("MHI Hotels Services"), an eligible independent management company, to manage our hotels. Our TRS Lessee is a wholly owned subsidiary of MHI Hospitality TRS Holding, Inc. ("MHI Holding", and collectively, "MHI TRS"). MHI TRS is a taxable REIT subsidiary for federal income tax purposes.

Our corporate office is located at 4801 Courthouse Street, Suite 201, Williamsburg, Virginia 23188. Our telephone number is (757) 229-5648.

### Our Properties

In connection with our initial public offering, the Company acquired six hotel properties for aggregate consideration of approximately $15.0 million in cash, 3,817,036 units of interest in our operating partnership and the assumption of approximately $50.8 million in debt. The six initial hotel properties, the Hilton Philadelphia Airport, the Holiday Inn Brownstone, the Holiday Inn Downtown Williamsburg, the Hilton Wilmington Riverside, the Hilton Savannah DeSoto and the Holiday Inn Laurel West (formerly the Best Western Maryland Inn), are located in Pennsylvania, Maryland, Georgia, Virginia and North Carolina. On July 22, 2005, we acquired our seventh hotel, the Crowne Plaza Jacksonville (formerly, the Hilton Jacksonville Riverfront) located in Jacksonville, Florida, for $22.0 million.

During 2006, we sold the Holiday Inn Downtown Williamsburg for $4.75 million. We also purchased the Louisville Ramada Riverfront Inn located in Jeffersonville, Indiana for approximately $7.7 million including transfer costs and are conducting extensive renovations with plans to re-open the property in April 2008 as the Sheraton Louisville Riverside.

During 2007, through our joint venture with The Carlyle Group ("Carlyle"), we acquired a 25% indirect, non-controlling interest in the Crowne Plaza Hollywood Beach Resort, a newly renovated 311-room hotel in Hollywood, Florida for approximately $75.8 million including transfer costs. We also purchased a hotel formerly known as the Tampa Clarion Hotel in Tampa, Florida for approximately $13.8 million including transfer costs and are conducting extensive renovation with plans to re-open the property in the first quarter 2009 as the Crowne Plaza Tampa Westshore.

The Company also owns two leasehold interests in the Shell Island Resort, a 160-unit condominium resort property in Wrightsville Beach, North Carolina, which were purchased for $3.5 million with the proceeds of the initial public offering. Our operating partnership entered into sublease arrangements to sublease our entire leasehold interests in the property at Shell Island to affiliates of our management company. The management company operates the property as a hotel and manages a rental program for the benefit of the condominium unit owners. Our operating partnership receives fixed annual rent and incurs annual lease expenses in connection with the subleases of such property.

See Item 2 of this Form 10-K for additional detail on our properties.

**Our Strategy**

We intend to enhance stockholder value by pursuing attractive lodging investments, whereby we can achieve superior risk-adjusted returns. Our core "turnaround" growth strategy involves purchasing, renovating and up-branding under-performing, full-service hotels. We believe that under-performing hotels that are poorly managed, that suffer from significant deferred maintenance and capital improvement, and that are not properly positioned in their respective markets can be acquired at attractive prices—well below the cost of new construction or performing hotels. By acquiring such properties, we believe we can create significant value and superior, risk-adjusted returns.

*Investment Strategy.* We intend to focus our investment activities on the following types of opportunities that involve the acquisition, renovation and up-branding of under-performing or functionally obsolete hotels with the goal of achieving a total investment that is substantially less than replacement cost of a hotel or the acquisition cost of a market performing hotel:

- Deep Turn Opportunity: The acquisition of a hotel that is closed or functionally obsolete and requires a restructuring of both the business components of the operations as well as the physical plant of the hotel, including extensive renovation of the building, furniture, fixtures and equipment.
- Shallow Turn Opportunity: The acquisition of an under-performing but structurally sound hotel that requires moderate renovation to re-establish the hotel in its market.
- Up-branding Opportunity: The acquisition of properties that can be upgraded physically and enhanced operationally to qualify for what we view as higher quality franchise brands including Hilton, Doubletree, Crowne Plaza, Holiday Inn, Westin, Sheraton and Intercontinental. We refer to this as our up-branding strategy. This up-branding strategy may also be a component of our deep and shallow turn opportunities described above.

By pursuing deep and shallow turn opportunities and implementing our up-branding strategy, we hope to improve revenue and cash flow and increase the long-term value of the hotels we acquire.

*Acquisition Strategy.* The acquisition strategy for our portfolio focuses on the pursuit of opportunities that (i) are in identified geographic "growth" markets, (ii) represent full-service mid-scale to upper upscale hotel properties, and (iii) have significant barriers to entry for new product delivery. Our acquisition strategy is further detailed below:

- Geographic "Growth Markets": We focus on the Southeastern United States and Mid-Atlantic regions. Our management team has a long history of operating in these geographic markets and remains confident in the long-term growth potential associated with this part of the United States. These markets are generally characterized by population growth, economic expansion, growth in new businesses, and growth in the resort, recreation, and leisure segments. We will continue to focus on these markets and will investigate other markets for acquisition objectives if we believe new markets provide the same long-term growth prospects. We will also review other opportunities in selected markets in close proximity to the Southeastern and Mid-Atlantic regions of the United States and may expand to markets outside these regions if a portfolio of properties is acquired and includes properties outside the Southeastern and Mid-Atlantic regions.

- Full-Service Hotels: We focus our acquisition strategy on the full-service hotel segment. Our full-service hotels fall under the mid-scale to upper up-scale categories, as characterized by such brands as Hilton, Crowne Plaza and Holiday Inn. We do not own economy branded hotels. We believe that full-service hotels, with mid-scale to upper up-scale brands, that have successfully benefited from our turnaround strategy, offer our investors the highest quality returns on invested capital.
- Barriers to Entry: We focus on hotels in prime locations that carry barriers to entry to new hotels. Our acquisition strategy focuses on geographic brand management. We hope to ensure that our acquisitions will benefit from the licensing of brands that provide us with certain exclusive rights which protect the value of our acquisition by prohibiting or limiting the licensing of the same brand and/or other brands that use the same reservation systems.

*Investment Vehicles.* In pursuit of our investment strategy we will employ various traditional and non-traditional investment vehicles:

- Direct Purchase Opportunity: Our traditional investment strategy is to acquire direct ownership interests in properties that meet our investment criteria, including opportunities that involve full-service mid-scale to upper up-scale properties in identified geographic "growth" markets that have significant barriers to entry for new product delivery. Such properties may or may not be acquired subject to a mortgage by the seller or third-party.
- Condominium Investment Opportunity: We may also identify opportunities to acquire an interest in an operating or under-performing hotel or apartment asset that is being converted to a condominium hotel. Such an investment may involve one or more developers who would renovate the property, complete a condominium conversion, and sell the condominium units, after which we, through an affiliate, would purchase the commercial spaces and operate them as a hotel. Such an investment is an extension of our up-branding strategy whereby we would retain the services of MHI Hotels Services, our management company, to operate the hotel and manage the rental units, and would seek a well-known national hotel franchise.
- Distressed Debt Opportunities: In sourcing acquisitions for our core turnaround growth strategy, we may pursue investments in debt instruments that are collateralized by under-performing hotel properties. In certain circumstances, we believe that owning these debt instruments is a way to (i) ultimately acquire the underlying real estate asset and (ii) provide a non-dilutive current return to our stockholders in the form of interest payments derived from the ownership of the debt. Our principal goal in pursuing distressed debt opportunities is ultimately to acquire the underlying real estate. By owning the debt, we believe that we may be in a position to acquire deeds to properties that fit our investment criteria in lieu of foreclosures.
- Joint Venture/Mezzanine Lending Opportunities: We may, from time to time, undertake a significant renovation and rehabilitation project that we characterize as a "Deep Turn Opportunity". In such cases, we may acquire a functionally obsolete hotel whose renovation may be very lengthy and require significant capital. In these projects, we may choose to structure such acquisitions in a joint venture, or mezzanine lending program, in order to avoid severe short-term dilution and loss of current income commonly referred to as the "negative carry" associated with such extensive renovation programs. We will not pursue joint venture or mezzanine programs in which we would become a "de facto" lender to the real estate community.

*Portfolio Management Strategy.* Our core strategy for our portfolio is intended to create value for stockholders by renovating, rehabilitating, repositioning, and up-branding hotel properties. Once these assets have benefited from this "turnaround" strategy, they become part of our core portfolio. We believe we can optimize performance within the portfolio by superior management practices and by timely and recurring capital expenditures to maintain and enhance the physical property.

In addition, we will seek to leverage our portfolio management expertise by investing in portfolios of hotel properties together with institutional investors with whom we would enter into a joint venture. We expect that our investment into any such venture will not exceed 25% of the equity of such entity. Such portfolios may or may not include properties that fit with our acquisition strategy. However, we believe the portfolio management fee that such an arrangement would generate together with returns from well-positioned and well-managed properties offers the prospect of additional value and superior, risk-adjusted returns for our stockholders.

In April 2007, we entered into a program agreement and related operating agreements with Carlyle that provide for the formation of entities to be jointly owned by us and Carlyle, which will source, underwrite, acquire, develop and operate hotel assets and/or hotel portfolios. Under these agreements, we will offer the joint venture the first right to acquire potential investment opportunities identified by us with total capitalization requirements in excess of $30.0 million. Carlyle has agreed to commit $100.0 million of equity capital to the joint venture through April 2010. Carlyle will fund up to 90% of the equity of an acquisition, and we will provide between 10% and 25%.

We have engaged MHI Hotels Services, an eligible independent management company, to operate our hotels. MHI Hotels Services and its predecessors have been in continuous operation since 1957. By using MHI Hotels Services as our manager, we intend to capitalize on their extensive experience to seek above-average operating results. MHI Hotels Services operates in markets where we have had a presence for many years and its operations are driven by a focused sales, marketing and food and beverage strategy that is critical to the success of a full-service hotel.

*Asset Disposition Strategy.* When a property no longer fits with our investment objectives, we will pursue traditional and non-traditional means of disposal:

- Direct Sale: Most commonly we will dispose of properties through a direct sale of the property for cash so that our investment capital can be redeployed according to the investment strategies outlined above.
- Performing Hotel Opportunity/Capital Recycling: In certain circumstances, we may sell an existing hotel asset and replace such assets with a performing hotel that may not otherwise meet our traditional investment criteria. Under this asset disposition strategy, we will seek to purchase a performing hotel in connection with the requirements of a tax-free exchange. Such a strategy may be deployed in order to mitigate the tax consequences to the Company that a direct sale might cause. We may target for acquisition a performing hotel that, traditionally, is a hotel operating at or above market fair share in order to execute a tax-free exchange. In the event we elect to purchase a performing hotel, we would seek to maintain a positive contribution to our earnings.

## Our Principal Agreements

### Strategic Alliance Agreement

MHI Hotels Services is currently the management company for each of our hotels and our leased condominium resort property.

On December 21, 2004, we entered into a ten-year strategic alliance agreement with MHI Hotels Services pursuant to which (i) MHI Hotels Services agrees to refer to us (on an exclusive basis) hotel acquisition opportunities in the United States presented to MHI Hotel Services, and (ii) unless a majority of our independent directors in good faith concludes for valid business reasons that another management company should manage a hotel owned by us, we agree to offer MHI Hotels Services or its subsidiaries the right to manage hotel properties that we acquire in the United States.

In addition, during the term of the agreement, MHI Hotels Services has the right to nominate one person for election to our board of directors at our annual meeting of stockholders, subject to the approval of such nominee by our Nominating, Corporate Governance and Compensation Committee for so long as certain of our officers and directors, Andrew Sims, Kim Sims, and Christopher Sims, and their families and affiliates, hold, in the aggregate, not less than 1.5 million units or shares of our common stock.

**Joint Venture Program Agreement**

On April 26, 2007, we entered into a program agreement and related operating agreements with CRP/MHI Holdings, LLC, an affiliate of Carlyle Realty Partners V, L.P., and The Carlyle Group. The agreements provide for the formation of entities to be jointly owned by Carlyle and us, which will source, underwrite, acquire, develop and operate hotel assets and/or hotel portfolios. Under the agreement, we will offer the joint venture the first right to acquire potential investment opportunities identified by the Company with total capitalization requirements in excess of $30.0 million. Carlyle has agreed to commit $100.0 million of equity capital to the joint venture through April 2010. Carlyle will fund up to 90% of the equity of an acquisition, and we will provide between 10% and 25%.

We will receive an asset management fee of 1.5% of the gross revenues of the hotels owned by the venture. In addition, we will have a first right of offer with respect to any investment disposed by the joint venture. It is expected that hotels acquired by the joint venture will be managed by MHI Hotels Services.

**Lease Agreements**

In order for us to qualify as a REIT, neither our company nor the operating partnership or its subsidiaries can operate our hotels directly. Our hotels are leased to our TRS Lessee, which has engaged MHI Hotels Services to manage the hotels. Each lease for the hotels will have a non-cancelable term of five years, subject to earlier termination upon the occurrence of certain contingencies described in the lease.

During the term of each lease, the TRS Lessee will be obligated to pay a fixed annual base rent plus a percentage rent and certain other additional charges. Base rent will accrue and be paid monthly. Percentage rent is calculated by multiplying fixed percentages by gross room revenues, in excess of certain threshold amounts and other revenues for each of the initial hotels and will be paid quarterly.

**Management Agreement**

Pursuant to the terms of a management agreement, we, through our TRS Lessee, have engaged MHI Hotels Services as the property manager for our existing hotel portfolio. Except as described below, we intend to offer MHI Hotels Services the opportunity to manage any future hotels that we lease to our TRS Lessee and have already engaged MHI Hotels Services as the property manager of the Sheraton Louisville Riverside which we anticipate will re-open April 2008. The joint venture entity which leases the Crowne Plaza Hollywood Beach Resort has also entered into a management agreement with MHI Hotels Services on terms that vary from those described below. The following terms apply only to those hotels in our existing portfolio that are 100% owned by subsidiaries of our operating partnership.

***Term***

The management agreement with MHI Hotels Services has an initial term of 10 years for each of the initial hotels and a term of 10 years for each hotel we directly acquire subsequent to our initial public offering. The term of the management agreement with respect to each hotel may be renewed by MHI Hotels Services, upon the mutual agreement of MHI Hotels Services and our TRS lessee, subject to the satisfaction of certain performance tests, for two successive periods of five years each, provided that at the time the option to renew is exercised, MHI Hotels Services is not then in default under the management agreement. If at the time of the exercise of any renewal period MHI Hotels Services is in default, then the exercise of the renewal option will be conditional on timely cure of such default, and if such default is not timely cured, then our TRS Lessee may terminate the management agreement. If MHI Hotels Services desires to exercise any option to renew, it must give our TRS Lessee written notice of its election to renew the management agreement no less than 90 days before the expiration of the then current term of the management agreement.

Any amendment, supplement or modification of the management agreement must be in writing signed by all parties and approved by a majority of our independent directors.

***Amounts Payable under the Management Agreement***

MHI Hotels Services receives a base management fee, and if the hotels exceed certain financial thresholds, an additional incentive management fee for the management of our hotels.

The base management fee for each of our initial hotels and for any subsequent hotels we directly acquire will be a percentage of the gross revenues of the hotel and will be due monthly. The applicable percentage of gross revenue for the base management fee for each of our hotels is as follows:

*Hotel Properties*

| | 2005 | 2006 | 2007 | 2008 |
|---|---|---|---|---|
| Holiday Inn Downtown Williamsburg | 2.0% | 2.5% | N/A | N/A |
| Hilton Savannah DeSoto | 2.0% | 2.5% | 3.0% | 3.0% |
| Hilton Wilmington Riverside | 2.0% | 2.5% | 3.0% | 3.0% |
| Hilton Philadelphia Airport | 2.0% | 2.5% | 3.0% | 3.0% |
| Holiday Inn Laurel West | 2.0% | 2.5% | 3.0% | 3.0% |
| Holiday Inn Brownstone | 2.0% | 2.5% | 3.0% | 3.0% |
| Crowne Plaza Jacksonville | 2.0% | 2.0% | 2.5% | 3.0% |
| Sheraton Louisville Riverside(1) (substituted for the Holiday Inn Downtown Williamsburg) | N/A | 2.5% | 3.0% | 3.0% |

(1) The property is anticipated to re-open as the Sheraton Louisville Riverside in April 2008.

The base management fee for a future hotel first leased other than on the first day of the fiscal year will be 2.0% for the partial year such hotel is first leased and for the first full fiscal year such hotel is managed. There is no fee cap on the base management fee.

*Subsequently Acquired Hotel Properties*

| | |
|---|---|
| First full calendar year and any partial calendar year | 2.0% |
| Second calendar year | 2.5% |
| Third calendar year and thereafter | 3.0% |

The incentive management fee, if any, will be due annually in arrears within 90 days of the end of the fiscal year and will be equal to 10% of the amount by which the gross operating profit of the hotels on an aggregate basis for a given year exceeds the gross operating profit for the same hotels, on an aggregate basis, for the prior year. The incentive fee may not exceed 0.25% of the aggregate gross revenue of all of the hotels included in the incentive fee calculation for the year in which the incentive fee is earned. The calculation of the incentive fee will not include results of hotels for the fiscal year in which they are initially leased, or for the fiscal year in which they are sold, and newly acquired or leased hotels will be included in the calculation beginning in the second full year such hotel is managed. In fiscal year 2007, only our Savannah, Philadelphia and Jacksonville properties qualified for inclusion in the incentive management fee calculation. In fiscal year 2006, all of our properties qualified for inclusion in the incentive management fee calculation with the exception of the Holiday Inn Downtown Williamsburg and the Crowne Plaza Jacksonville. In fiscal year 2005, all of our properties qualified for inclusion in the incentive management fee calculation with the exception of the Holiday Inn Laurel West and the Crowne Plaza Jacksonville.

*Early Termination*

The management agreement may be terminated with respect to one or more of the hotels earlier than the stated term, if certain events occur, including:

- a sale of a hotel or the substitution of a newly acquired hotel for an existing hotel;
- the failure of MHI Hotels Services to satisfy certain performance standards with respect to any of the future hotels or with respect to the six initial hotels after the expiration of the initial 10-year term;
- in the event of a casualty to, condemnation of, or force majeure involving a hotel;
- or upon a default by MHI Hotels Services or us that is not cured prior to the expiration of any applicable cure periods.

*Termination Fees*

In certain cases of early termination of the management agreement with respect to one or more of the hotels, we must pay MHI Hotels Services a termination fee, plus any amounts otherwise due to MHI Hotels Services pursuant to the terms of the management agreement. We will be obligated to pay termination fees in such circumstances provided that MHI Hotels Services is not then in default, subject to certain cure and grace periods.

*New Acquisitions; Strategic Alliance Agreement*

Pursuant to the strategic alliance agreement with MHI Hotels Services, we have agreed to engage MHI Hotels Services for the management of any future hotels unless a majority of our independent directors in good faith concludes, for valid business reasons, that another management company should manage these hotels. If the management agreement terminates as to all of the hotels covered in connection with a default under the management agreement, the strategic alliance agreement will also terminate.

**Franchise Agreements**

Our hotels operate under franchise licenses from national hotel companies.

We anticipate that most of the additional hotels we acquire will be operated under franchise licenses. We believe that the public's perception of quality associated with a franchisor is an important feature in the operation of a hotel. Franchisors provide a variety of benefits for franchisees, which include national advertising, publicity and other marketing programs designed to increase brand awareness, training of personnel, continuous review of quality standards and centralized reservation systems.

Our TRS Lessee holds the franchise licenses for our wholly-owned hotels. MHI Hotels Services must operate each of our hotels it manages in accordance with and pursuant to the terms of the franchise agreement for the hotel.

The franchise licenses generally specify certain management, operational, record keeping, accounting, reporting and marketing standards and procedures with which the franchisee must comply. Under the franchise licenses, the franchisee must comply with the franchisors' standards and requirements with respect to:

- training of operational personnel;
- safety;

- maintaining specified insurance;
- the types of services and products ancillary to guest room services that may be provided;
- display of signage;
- marketing techniques including print media, billboards, and promotions standards; and
- the type, quality and age of furniture, fixtures and equipment included in guest rooms, lobbies and other common areas.

Additionally, as the franchisee, our TRS Lessee will be required to pay the franchise fees described below.

The following table sets forth certain information for the franchise licenses of our wholly-owned hotel properties:

| | Franchise Fee(1) | Marketing/Reservation Fee(1) | Expiration Date |
|---|---|---|---|
| Hilton Philadelphia Airport | 5.0% | 3.5% | 11/30/14 |
| Holiday Inn Brownstone | 5.0% | 2.5% | 03/10/11 |
| Hilton Wilmington Riverside | 5.0% | 3.5% | 03/31/18 |
| Hilton Savannah DeSoto | 5.0% | 3.5% | 07/31/17 |
| Crowne Plaza Jacksonville | 5.0% | 3.5% | 04/01/16 |
| Holiday Inn Laurel West | 5.0% | 2.5% | 10/05/16 |
| Sheraton Louisville Riverside(2) | 5.0% | 3.5% | (2) |
| Crowne Plaza Tampa Westshore(3) | 5.0% | 3.5% | (3) |
| Crowne Plaza Hampton Marina(4) | 5.0% | 3.5% | (4) |

(1) Percentage of room revenues payable to the franchisor.

(2) A 15-year Sheraton license agreement has been approved for the Sheraton Louisville Riverside. A capital improvement plan mandated by Sheraton is scheduled for completion in the second quarter 2008 at which time the property will begin to operate as a Sheraton.

(3) A 10-year Crowne Plaza license agreement has been approved for the Crowne Plaza Tampa Westshore. A capital improvement plan mandated by InterContinental Hotels Group is scheduled for completion in the first quarter 2009 at which time the property will begin to operate as a Crowne Plaza.

(4) A 10-year Crowne Plaza license agreement has been approved for the Crowne Plaza Hampton Marina which, on January 23, 2008, we entered into definitive agreement to purchase and upon which we expect to close in the second quarter 2008, subject to customary closing conditions. We anticipate that InterContinental Hotels Group will mandate a capital improvement plan and that upon completion of certain improvements we will begin to operate as a Crowne Plaza.

### Tax Status

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. To maintain our qualification as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we currently distribute at least 90% of our taxable income (excluding net capital gains) to our stockholders. It is our current intention to adhere to these requirements and maintain our qualification for taxation as a REIT. As a REIT, we generally will not be subject to federal corporate income tax on that portion of our net income that is distributed to stockholders. If we fail to qualify for taxation as a REIT in any taxable year, and no relief provision applies, we will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and we would be disqualified from re-electing treatment as a REIT until the fifth calendar year after the year in which we failed to qualify as a REIT. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and to federal income and excise taxes on our undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state and local income taxes.

## Environmental Matters

In connection with the ownership and operation of the hotels, we are subject to various federal, state and local laws, ordinances and regulations relating to environmental protection. Under these laws, a current or previous owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on, under, or in such property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to remediate such contaminated property properly, may adversely affect the owner's ability to borrow using such property as collateral. Furthermore, a person who arranges for the disposal or treatment of a hazardous or toxic substance at a property owned by another, or who transports such substance to or from such property, may be liable for the costs of removal or remediation of such substance released into the environment at the disposal or treatment facility. The costs of remediation or removal of such substances may be substantial, and the presence of such substances may adversely affect the owner's ability to sell such real estate or to borrow using such real estate as collateral. In connection with the ownership and operation of the hotels, we may be potentially liable for such costs.

We believe that our hotels are in compliance, in all material respects, with all federal, state and local environmental ordinances and regulations regarding hazardous or toxic substances and other environmental matters, the violation of which would have a material adverse effect on us. We have not received written notice from any governmental authority of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental matters in connection with any of our present hotel properties.

## Employees

As of March 14, 2008, we employed ten persons, six of whom work at our corporate office in Williamsburg, Virginia and four of whom work in our offices in Greenbelt, Maryland. All persons employed in the day-to-day operations of the hotels are employees of MHI Hotels Services, the management company engaged by our TRS Lessee to operate such hotels.

## Available Information

We maintain an Internet site, http://www.mhihospitality.com, which contains additional information concerning MHI Hospitality Corporation. We make available free of charge through our Internet site all our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other reports filed with the Securities and Exchange Commission as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. We have also posted on this website our Code of Business Conduct and the charters of our Audit and Nominating, Corporate Governance and Compensation Committees of our board of directors. We intend to disclose on our website any changes to, or waivers from, our Code of Business Conduct. Information on our Internet site is neither part of nor incorporated into this Form 10-K.

**Item 1A.** ***Risk Factors***

The risks discussed herein can adversely affect our business, liquidity, operating results, and financial condition. The risk factors described below are not the only risks that may affect us. Additional risks and uncertainties not presently known to us also may adversely affect our business, liquidity, operating results, and financial condition.

## Risks Related to Our Business and Properties

***Failure of the lodging industry to exhibit improvement would adversely affect our business plan and cause a decline in the value of our common stock.***

A substantial part of our business plan is based on our belief that the lodging markets in which we invest are experiencing and/or will experience stable or improving economic fundamentals. However, there can be no assurance that lodging industry fundamentals will improve. In the event conditions in the industry or in the lodging markets in which we invest do not improve, our cash available for distribution would be less than anticipated.

***Conflicts of interest could result in our executive officers and certain of our directors acting in a manner other than in our stockholders' best interest.***

*Conflicts of interest relating to MHI Hotels Services, the entity that manages the properties, and the terms of its management agreement may lead to management decisions that are not in the stockholders' best interest.*

Conflicts of interest relating to MHI Hotels Services may lead to management decisions that are not in the stockholders' best interest. MHI Hotels Services is owned and controlled by members of the Sims family, including Andrew Sims, our chairman, president and chief executive officer, Kim Sims and Christopher Sims, who serve on our board of directors, William Zaiser, our executive vice president and chief financial officer, and Steven Smith who is the Executive Vice President of MHI Hotels Services. MHI Hotels Services manages our hotel properties. In addition, unless a majority of independent directors concludes otherwise, MHI Hotels Services has a right of first offer to manage hotels we acquire in the future, subject to certain exceptions, and receives substantial management fees based on the revenues and operating profit of our hotels. Our management agreement with MHI Hotels Services, including the financial terms thereof, was not negotiated on an arm's-length basis and may be less favorable to us than we could have obtained from third parties.

Our management agreement establishes the terms of MHI Hotels Services' management of our hotels. Under certain circumstances, if we terminate our management agreement as to one of the hotels, we will be required to pay MHI Hotels Services a termination fee. If we were to terminate the management agreement with respect to all our hotels in connection with a sale of those hotels, the aggregate termination fee would be approximately $13.0 million. As majority owners of MHI Hotels Services, which would receive any management and management termination fees payable by us under the management agreement, Andrew Sims, William Zaiser, Kim Sims and Christopher Sims may influence our decisions to sell a hotel or acquire or develop a hotel when it is not in the best interests of our stockholders to do so. In addition, Andrew Sims and William Zaiser will have conflicts of interest with respect to decisions to enforce provisions of the management agreement, including any termination thereof.

*There can be no assurance that provisions in our bylaws will always be successful in mitigating conflicts of interest.*

Under our bylaws, a committee consisting of only independent directors must approve any transaction between us and MHI Hotels Services or its affiliates or any interested director. However, there can be no assurance that these policies always will be successful in mitigating such conflicts, and decisions could be made that might not fully reflect the interests of all of our stockholders.

*Certain of our officers and directors hold units in our operating partnership and may seek to avoid adverse tax consequences, which could result from transactions that would otherwise benefit our stockholders.*

Holders of units, including members of our management team, may suffer adverse tax consequences upon our sale or refinancing of certain properties. Therefore, holders of units, including Andrew Sims, William Zaiser, Kim Sims, Christopher Sims, and Edward Stein may have different objectives than holders of our common stock regarding the appropriate pricing and timing of a property's sale, or the timing and amount of a property's refinancing. These officers and directors may influence us not to sell or refinance certain properties, even if such sale or refinancing might be financially advantageous to our stockholders, or they may influence us to enter into tax-deferred exchanges with the proceeds of such sales when such a reinvestment might not otherwise be in our best interest. Our tax indemnification obligations, which were not the result of arm's-length negotiations and which apply in the event that we sell certain properties, could subject us to liability, which, as of December 31, 2007, were estimated to be $46.0 million, and limit our operating flexibility and reduce our returns on our investments.

*Contractual obligations require us to nominate affiliates of the Sims family as two of our directors.*

Pursuant to a strategic alliance agreement we entered into in December 2004, MHI Hotels Services has a contractual right to nominate one person for election as a director, to our Company's Board of Directors, and, pursuant to his employment agreement with us, Andrew Sims has the right to be nominated as a director. These provisions in effect provide the Sims family and their affiliates the right to nominate two of our directors. As discussed herein, such persons have conflicts of interest with our company.

***Our executive officers and certain of our directors may experience conflicts of interest in connection with their ownership interests in our operating partnership.***

Our executive officers and certain of our directors, which include Andrew Sims, Williams Zaiser, Kim Sims, Christopher Sims and Ed Stein, may experience conflicts of interest relating to their ownership interests in our operating partnership. These individuals, together with their affiliates owned as of December 31, 2007, in the aggregate, approximately 21.68% of the outstanding units in our operating partnership. Conflicts may arise as a result of these persons' ownership interests as limited partners diverge from the interests of MHI Hospitality Corporation, particularly with regard to transactions such as sales of assets or the repayment of indebtedness, that could be in the best interests of MHI Hospitality Corporation and its stockholders, but may have adverse tax consequences to the limited partners in our operating partnership.

***Our tax indemnification obligations, which were not the result of arm's-length negotiations and which apply in the event that we sell certain properties, could subject us to liability, which we currently estimate to be approximately $46.0 million, and limit our operating flexibility and reduce our returns on our investments.***

If we dispose of certain of our initial hotels, we would be obligated to indemnify the original contributors (including their permitted transferees and persons who are taxable on the income of a contributor or permitted transferee) against certain tax consequences of the sale pursuant to the tax indemnity agreements, the terms of which were not the result of arm's-length negotiations. These original contributors include Andrew Sims, our chairman, president and chief executive officer, William Zaiser, our executive vice president and chief financial officer, and Kim and Christopher Sims, two of our directors. We have agreed to pay a certain amount of the contributor's tax liability with respect to gain allocated to the contributor under Section 704(c) of the Internal Revenue Code if we dispose of a property contributed by the contributor in a taxable transaction during a "protected period," which continues until the earlier of:

- 10 years after the contribution of such property; or
- the date on which the contributor no longer owns, in the aggregate, at least 25% of the units we issued to the contributor at the time of its contribution of property to our operating partnership.

This tax indemnity will be equal to a certain amount of the federal and state income tax liability the contributor incurs with respect to the gain allocated to the contributor upon such sale based on a sliding scale percentage. Specifically, we will indemnify the contributors for 100% of their tax liability during the first five years after contribution, 50% during the sixth year, 40% during the seventh year, 30% during the eighth year, 20% during the ninth year and 10% during the tenth year. The terms of the tax indemnity agreements also require us to gross up the tax indemnity payment for the amount of income taxes due as a result of the tax indemnity payment. While the tax indemnities do not contractually limit our ability to conduct our business in the way we desire, we are less likely to sell any of the contributed properties in a taxable transaction during the protected period because of the significant tax liability we would have to the contributors. Instead, we would either hold the property for the entire protected period, or at least the first five years, or seek to transfer the property in a tax-deferred like-kind exchange.

As three years have elapsed since the properties were contributed, if we were to sell during the next two years in a taxable transaction the five initial hotels that were contributed to us in our initial public offering in exchange for units immediately after the closing of our initial public offering, our estimated total tax indemnification obligation to our indemnified contributors, including the gross-up payment, would be approximately $46.0 million.

***Our agreements with MHI Hotels Services and its affiliates, including the contribution agreements, management agreement, strategic alliance agreement, subleases, partnership agreement of our operating partnership and employment agreements, were not negotiated on an arms' length basis and may be less favorable to us than we could have obtained from third parties.***

In connection with our initial public offering, we entered into various agreements with MHI Hotels Services and its affiliates, including contribution agreements, a management agreement, a strategic alliance agreement, subleases, the partnership agreement of our operating partnership and employment agreements. The terms of each of these agreements were determined by our management team who had conflicts of interest as described above and ownership interests in MHI Hotels Services and its affiliates. The terms of each of these agreements may be less favorable to us than we could have obtained from third parties.

***Unanticipated expenses and insufficient demand for hotels we acquire in new geographic markets could adversely affect our profitability and our ability to make distributions to our stockholders.***

As part of our business plan, we may develop or acquire hotels in geographic areas in which our management may have little or no operating experience and in which potential customers may not be familiar with our franchise brands. As a result, we may have to incur costs relating to the opening, operation and promotion of those new hotel properties that are substantially greater than those incurred in other areas. These hotels may attract fewer customers than expected and we may choose to increase spending on advertising and marketing to promote the hotel and increase customer demand. Unanticipated expenses and insufficient demand at a new hotel property, therefore, could adversely affect our profitability and our ability to make distributions to our stockholders.

***We do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel and as a result, our returns are dependent on the management of our hotels by MHI Hotels Services.***

Under the terms of our management agreement with MHI Hotels Services and the REIT qualification rules, our ability to participate in operating decisions regarding the hotels is limited. We will depend on MHI Hotels Services to operate our hotels as provided in the management agreement. We do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (for instance, setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, revenue per available room, which we refer to as

RevPAR, and average daily rates, we may not be able to force MHI Hotels Services to change its method of operation of our hotels. Additionally, in the event that we need to replace MHI Hotels Services or any other management companies in the future, we may be required by the terms of the management agreement to pay substantial termination fees and may experience significant disruptions at the affected hotels.

***Our ability to make distributions to our stockholders is subject to fluctuations in our financial performance, operating results and capital improvements requirements.***

As a REIT, we are required to distribute at least 90% of our REIT taxable income, excluding net capital gains, each year to our stockholders. In the event of future downturns in our operating results and financial performance or unanticipated capital improvements to our hotels, including capital improvements, which may be required by our franchisors, we may be unable to declare or pay distributions to our stockholders. The timing and amount of distributions are in the sole discretion of our board of directors, which will consider, among other factors, our financial performance, debt service obligations and debt covenants, and capital expenditure requirements. We cannot assure you that we will continue to generate sufficient cash to fund distributions.

Among the factors which could adversely affect the results of our operations and our distributions to stockholders are the failure of our TRS Lessee to make required rent payments because of reduced net operating profits or operating losses, increased debt service requirements and capital expenditures at our hotels, including capital expenditures required by the franchisors of our hotels. Among the factors which could reduce the net operating profits of our TRS Lessee are decreases in hotel revenues and increases in hotel operating expenses. Hotel revenue can decrease for a number of reasons, including increased competition from a new supply of hotel rooms and decreased demand for hotel rooms. These factors can reduce both occupancy and room rates at our hotels.

We lease all of our hotels to our TRS Lessee. The TRS Lessee is subject to hotel operating risks, including risks of sustaining operating losses after payment of hotel operating expenses, including management fees. These risks can adversely affect the net operating profits of our TRS Lessee, our operating expenses, and our ability to make distributions to our stockholders.

***We agreed to provide to certain of the contributors of our initial properties opportunities to guarantee liabilities of our operating partnership which may limit our ability to make similar opportunities available to owners of properties that we would like to purchase. This limitation may adversely affect our ability to acquire properties in the future.***

Under certain of the tax indemnification agreements, we agreed to use commercially reasonable efforts during the protected period to make available to certain contributors opportunities to guarantee liabilities of our operating partnership. By guaranteeing liabilities of the operating partnership, the contributors will be entitled to defer recognition of gain in connection with the contribution of certain hotels. As a consequence of the allocation of debt to them for tax purposes by virtue of guaranteeing the liabilities of the operating partnership, contributors will not be deemed to have received a distribution under the applicable provisions of the Code. In the case of our tax indemnification obligation, the protected period continues until the earlier of:

- 10 years after the contribution of such property; or
- the date on which the contributor no longer owns, in the aggregate, at least 25% of the units we issued to the contributor at the time of its contribution of property to our operating partnership.

The obligation to make guarantee opportunities available to the contributors could adversely affect our ability to acquire additional properties in the future by reducing the amount of debt that could be guaranteed by other, future contributors.

***Future debt service obligations could adversely affect our overall operating results, may require us to liquidate our properties, may jeopardize our tax status as a REIT and limit our ability to make distributions to our stockholders.***

While we intend to maintain target debt levels of 45-55% of total assets, our board of directors may change this debt policy at any time without stockholder approval. In addition, we entered into a $60.0 million revolving credit facility, which has a term of four years, and our borrowings under the credit facility are expected to bear interest at a floating interest rate of 30-day LIBOR plus 1.625% to 2.125%. The LIBOR rate on December 31, 2007 was 4.6%. The primary collateral for the credit facility is a first mortgage on the Holiday Inn Brownstone, the Hilton Philadelphia Airport, the property under development in Jeffersonville, Indiana and the property under development in Tampa, Florida as well as a lien on all business assets including, but not limited to, equipment, accounts receivable, inventory, furniture, fixtures and proceeds thereof. We must satisfy certain financial and non-financial covenants. As of December 31, 2007, we were in compliance with all the required covenants. Failure to satisfy these covenants and conditions would create a default under this credit facility, and the lender could require us to immediately repay all outstanding indebtedness under the credit facility. The credit facility has a balance of approximately $34.4 million as of December 31, 2007. The Company intends to expand the credit facility to $75.0 million and to use it to acquire, repair and renovate properties, and for working capital. We, and our subsidiaries, may be able to incur substantial additional debt, including secured debt, in the future. Incurring debt could subject us to many risks, including the risks that:

- our cash flow from operations will be insufficient to make required payments of principal and interest;
- our debt may increase our vulnerability to adverse economic and industry conditions;
- we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing cash available for distribution to our stockholders, funds available for operations and capital expenditures, future business opportunities or other purposes;
- our debt service obligations on floating rate debt will increase as interest rates rise;
- the terms of any refinancing will not be as favorable as the terms of the debt being refinanced; and
- the use of leverage could adversely affect our ability to make distributions to our stockholders and the market price of our common stock.

If we violate covenants in the agreements governing future indebtedness, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, if at all.

If we incur debt in the future and do not have sufficient funds to repay our debt at maturity, it may be necessary to refinance this debt through additional debt financing, private or public offerings of debt securities, or additional equity financings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancing, increases in interest expense would lower our cash flow, and, consequently, cash available for distribution to our stockholders. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of hotel properties on disadvantageous terms, potentially resulting in losses that reduce cash flow from operating activities. We may place mortgages on our hotel properties to secure our credit facility or other debt. To the extent we cannot meet our debt service obligations, we risk losing some or all of those properties to foreclosure. Also, covenants applicable to our debt could impair our planned strategies and, if violated, result in a default of our debt obligations.

***We are subject to risks of increased hotel operating expenses and decreased hotel revenues.***

Our leases with our TRS Lessee provide for the payment of rent based in part on gross revenues from our hotels. Our TRS Lessee is subject to hotel operating risks including decreased hotel revenues and increased hotel operating expenses, including but not limited to the following:

- wage and benefit costs;

- repair and maintenance expenses;
- energy costs;
- property taxes;
- insurance costs; and
- other operating expenses.

Any increases in these operating expenses can have a significant adverse impact on the TRS Lessee's ability to pay rent and other operating expenses and, consequently, our earnings and cash flow.

***Operating our hotels under franchise agreements could increase our operating costs and lower our net income.***

Our hotels operate under franchise agreements, which subject us to risks in the event of negative publicity related to one of our franchisors.

The maintenance of the franchise licenses for our hotels is subject to our franchisors' operating standards and other terms and conditions. Our franchisors periodically inspect our hotels to ensure that we, our lessee and our management company follow their standards. Failure by us, our TRS Lessee or our management company to maintain these standards or other terms and conditions could result in a franchise license being cancelled. If a franchise license terminates due to our failure to make required improvements or to otherwise comply with its terms, we may also be liable to the franchisor for a termination payment, which varies by franchisor and by hotel. As a condition of continuing a franchise license, a franchisor could also possibly require us to make capital expenditures, even if we do not believe the capital improvements are necessary or desirable or will result in an acceptable return on our investment. Nonetheless, we may risk losing a franchise license if we do not make franchisor-required capital expenditures.

If a franchisor terminates the franchise license, we may try either to obtain a suitable replacement franchise license, or to operate the hotel without a franchise license. The loss of a franchise license could significantly decrease the revenues at the hotel and reduce the underlying value of the hotel because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. A loss of a franchise license for one or more hotels could materially and adversely affect our revenues. This loss of revenues could, therefore, also adversely affect our financial condition and results of operations and reduce our cash available for distribution to stockholders.

***Our executive officers have very limited experience operating a public company or a REIT, which could increase our general and administrative costs and reduce our cash available for distributions.***

Prior to the completion of our initial public offering in December 2004, none of our senior executive officers had any experience operating a public company or a REIT. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions. As a result, we may incur higher general and administrative expenses than our competitors that are managed by persons with greater experience operating a public company or a REIT, which would reduce our net income and cash available for distribution.

***Future acquisitions may not yield the returns expected, may result in disruptions to our business, may strain management resources and may result in stockholder dilution.***

Our business strategy may not ultimately be successful and may not provide positive returns on our investments. Acquisitions may cause disruptions in our operations and divert management's attention away from day-to-day operations. The issuance of equity securities in connection with any acquisition could be substantially dilutive to our stockholders.

***Our net income would be adversely affected if our leases for the resort property are terminated or if the sub-lessees have insufficient net income to pay rent.***

If the Shell Island resort property leases are terminated, our sublease agreements for the resort property will also be terminated. The property leases may be terminated by the resort property's homeowners' association if MHI Hotels, LLC or MHI Hotels Two, Inc., two of our affiliates, breach certain provisions under the leases. The leases may also be terminated by the homeowners' association if MHI Hotels Services serves as central rental agent for less than 80 of the 160 rental units at the resort. Upon termination of these subleases, MHI Hotels, LLC and MHI Hotels Two, Inc. would be unable to meet their payment obligations, and we would no longer receive the fixed annual amount of approximately $640,000, less our lease payments of approximately $168,000 to the resort property's homeowners' association. In addition, the ability of MHI Hotels, LLC and MHI Hotels Two, Inc. to make rent payments is dependent upon generating revenues from the operation of the resort properties. Although MHI Hotels Services has agreed to make capital contributions to MHI Hotels, LLC and MHI Hotels Two, Inc. in an amount sufficient to cure their defaults under the sublease agreements, MHI Hotels Services has nominal assets, and is dependent on management fee income. In such event, our net income could be adversely affected, and we may be required to write off our investment in the Shell Island Resort property leases.

***We may realize reduced revenue because our management company may experience conflicts of interest in connection with the management of the resort property.***

MHI Hotels Services may experience conflicts of interest in connection with the management of our resort property and one of our initial hotel properties, which are located less than one mile from each other, and its continued management of an additional resort property not owned by us and located nearby in the same geographic market. The fees MHI Hotels Services earns for managing our properties are largely fixed under our management agreement with MHI Hotels Services and may be less than the fees it earns for managing the resort property that we do not own or lease. Because MHI Hotels Services handles the reservations for all of these properties, MHI Hotels Services may have a greater financial incentive to direct guests to the resort property that we do not own or lease.

***Geographic concentration of our initial hotels will make our business vulnerable to economic downturns in the Mid-Atlantic, Midwest and Southeastern United States.***

Our hotels are located in the Mid-Atlantic, Midwest and Southeastern United States. Economic conditions in the Mid-Atlantic, Midwest and Southeastern United States will significantly affect our revenues and the value of our hotels. Business layoffs or downsizing, industry slowdowns, changing demographics and other similar factors may adversely affect the economic climate in these areas. Any resulting oversupply or reduced demand for hotels in the Mid-Atlantic, Midwest and Southeastern United States and our markets in particular would therefore have a disproportionate negative impact on our revenues and limit our ability to make distributions to stockholders.

***Our borrowing costs are sensitive to fluctuations in interest rates.***

Higher interest rates could increase debt service requirements on our floating rate debt, including any borrowings under our proposed credit facility, which permits us to borrow up to $60.0 million. Any borrowings under our proposed credit facility will have floating interest rates of 30-day LIBOR plus 1.625 to 2.125%. We currently have an interest-rate swap agreement that fixes the amount of interest on $30 million of indebtedness. To the extent that the total amount borrowed on the credit facility is less than $30 million, we are exposed to falling interest rates on the difference between the amount borrowed and $30 million. To the extent that the total amount borrowed on the credit facility is more than $30 million, we are exposed to rising interest rates on the difference between the amount borrowed in excess of $30 million. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable. We could be required to liquidate one or more of our hotel investments at times which may not permit us to receive an attractive return on our investments in order to meet our debt service obligations. If we were to engage in any additional hedging transactions, they would have to be structured so as to not jeopardize our status as a REIT.

***We are company with limited operating history, and we might not be able to operate our business or implement our operating policies and strategies successfully, which could negatively impact our ability to make distributions and cause you to lose all or part of your investment.***

We were incorporated in Maryland in August 2004 and have only operated our business since the close of our initial public offering on December 21, 2004. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our business objectives and that the value of your investment could decline substantially. The results of our operations will depend on many factors, including the availability of opportunities for investment, readily accessible short and long-term funding alternatives in the financial markets and economic conditions. Furthermore, if we cannot successfully operate our business or implement our operating policies and strategies as described in this report, it could negatively impact our ability to make distributions and cause you to lose all or part of your investment.

***Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on a joint venture partners' financial condition and disputes between our joint venture partners and us.***

In August 2007, we purchased a 25% indirect, non-controlling interest in the Crowne Plaza Hollywood Beach through a joint venture with Carlyle. Carlyle owns a 75% controlling interest in the joint venture and is in a position to exercise sole decision-making authority regarding the property including, but not limited to, the method and timing of disposition of the property.

We may co-invest in the future with Carlyle or other third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or joint venture partners might become bankrupt or fail to fund their share of required capital contributions. Partners or joint venture partners may have economic or other business interests or goals, which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we, nor the partner or joint venture partner, would have full control over the partnership or joint venture. Disputes between us and partners or joint venture partners may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by, or disputes with, partners or joint venture partners might result in subjecting properties owned by the partnership or joint venture to additional risk. We may also, in certain circumstances, be liable for the actions of our third-party partners or joint venture partners. For example, we may be required to guarantee indebtedness incurred by a partnership, joint venture or other entity for the purchase or renovation of a hotel property. Such a guarantee may be on a joint and several basis with our partner or joint venture partner in which case we may be liable in the event such party defaults on its guaranty obligation.

***Investments in condominium hotels may be adversely affected by state and local regulations as well as unit owner participation.***

We may identify opportunities to acquire an interest in a hotel, apartment building or other real estate asset that is being converted to or developed for use as a condominium hotel. The offer and sale of condominiums is subject to federal, state, and local regulations. Failure by the condominium developer to comply with these regulations may lead, among others, to the unit owners' right to rescind the purchase of the unit. Such a rescission could adversely impact the operation of the condominium hotel. State and local jurisdictions have complex and varying condominium laws and related regulations that govern their use and re-sale. These laws and regulations may contain limitations and restrictions that could impact the economic benefits derived from investing in a condominium hotel. In addition, economic benefits, of an investment in a condominium hotel, which are already affected by the state of the local lodging industry, will vary depending upon the number of condominium units that are included in the operations of the hotel.

## Risks Related to the Hotel Industry

***Our ability to make distributions to our stockholders may be affected by factors in the lodging industry.***

*Operating Risks*

Our hotel properties are subject to various operating risks common to the lodging industry, many of which are beyond our control, including the following:

- competition from other hotel properties in our markets;
- over-building of hotels in our markets, which adversely affects occupancy and revenues at our hotels;
- dependence on business and commercial travelers and tourism;
- increases in energy costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;
- increases in operating costs due to inflation and other factors that may not be offset by increased room rates;
- changes in interest rates and in the availability, cost and terms of debt financing;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
- adverse effects of international, national, regional and local economic and market conditions;
- adverse effects of a downturn in the lodging industry; and
- risks generally associated with the ownership of hotel properties and real estate, as we discuss in detail below.

These factors could reduce the net income of our TRS Lessee, which in turn could adversely affect our ability to make distributions to our stockholders.

*Competition for Acquisitions*

We compete for investment opportunities with entities that have substantially greater financial resources than we do. These entities generally may be able to accept more risk than we can prudently manage. This competition may generally limit the number of suitable investment opportunities offered to us. This competition may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms.

*Seasonality of Hotel Business*

The hotel industry is seasonal in nature. This seasonality can be expected to cause quarterly fluctuations in our revenues. Our quarterly earnings may be adversely affected by factors outside our control, including weather conditions and poor economic factors. As a result, we may have to enter into short-term borrowings in certain quarters in order to offset these fluctuations in revenues and to make distributions to our stockholders.

*Investment Concentration in Particular Segments of Single Industry*

Our entire business is lodging-related. Therefore, a downturn in the lodging industry, in general, and the segments in which we operate, in particular, will have a material adverse effect on amounts available for distribution to our stockholders.

*Capital Expenditures*

Our hotel properties have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. The franchisors of our hotels also require us to make periodic capital improvements as a condition of keeping the franchise licenses. In addition, our lenders will likely require that we set aside annual amounts for capital improvements to our hotel properties. We expect the average lenders' capital improvements reserve requirement for all of our hotels will be approximately 4% of gross sales. Based upon our hotels' gross revenue in fiscal year 2007, the average lender's capital improvements reserve requirement for all of our hotels would have been approximately $2,759,000 based on an average 4% capital improvement reserves. For the year ended December 31, 2007, we spent approximately $19.4 million on capital improvements to our hotels. These capital improvements may give rise to the following risks:

- possible environmental problems;
- construction cost overruns and delays;
- a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available to us on affordable terms; and
- uncertainties as to market demand or a loss of market demand after capital improvements have begun.

The costs of all these capital improvements could adversely affect our financial condition and amounts available for distribution to our stockholders.

***Hotel re-development is subject to timing, budgeting and other risks that would increase our operating costs and limit our ability to make distributions to stockholders.***

We intend to acquire hotel properties from time to time as suitable opportunities arise, taking into consideration general economic conditions and seek to re-develop or reposition these hotels. Redevelopment of hotel properties involve a number of risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;
- receipt of zoning, occupancy and other required governmental permits and authorizations;
- development costs incurred for projects that are not pursued to completion;
- acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;
- financing; and
- governmental restrictions on the nature or size of a project.

We cannot assure you that any re-development project will be completed on time or within budget. Our inability to complete a project on time or within budget would increase our operating costs and reduce our net income.

***The hotel business is capital intensive, and our inability to obtain financing could limit our growth.***

Our hotel properties will require periodic capital expenditures and renovation to remain competitive. Acquisitions or development of additional hotel properties will require significant capital expenditures. The lenders under some of the mortgage debt that we assumed in our initial public offering require us to set aside varying amounts each year for capital improvements at our hotels. We may not be able to fund capital improvements or acquisitions solely from cash provided from our operating activities because we must distribute at least 90% of our REIT taxable income, excluding net capital gains, each year to maintain our REIT tax status. Consequently, we rely upon the availability of debt or equity capital to fund hotel acquisitions and improvements. As a result, our ability to fund capital expenditures, acquisitions or hotel development through retained earnings is very limited. Our ability to grow through acquisitions or development of hotels will be limited if we cannot obtain satisfactory debt or equity financing which will depend on market conditions. Neither our charter nor our bylaws limits the amount of debt that we can incur. However, we cannot assure you that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms.

***The events of September 11, 2001, recent economic trends, the military action in Afghanistan and Iraq and prospects for future terrorist acts and military action have adversely affected the hotel industry generally, and these adverse effects may continue.***

Before September 11, 2001, hotel owners and operators had begun experiencing declining RevPAR, as a result of the slowing U.S. economy. The terrorist attacks of September 11, 2001 and the after-effects (including the prospects for more terror attacks in the United States and abroad), combined with economic trends and the U.S.-led military action in Afghanistan and Iraq, substantially reduced business and leisure travel and lodging industry RevPAR generally. We cannot predict the extent to which these factors will directly or indirectly impact the value of our common stock, the lodging industry or our operating results in the future. Declining RevPAR at hotels that we acquire would reduce our net income and restrict our ability to fund capital improvements at our hotels and our ability to make distributions to stockholders necessary to maintain our status as a REIT. Additional terrorist attacks, acts of war or similar events could have further material adverse effects on the markets on which shares of our common stock will trade, the lodging industry at large and our operations in particular.

***Uninsured and underinsured losses could adversely affect our operating results and our ability to make distributions to our stockholders.***

We intend to maintain comprehensive insurance on each of our hotel properties, including liability, fire and extended coverage, of the type and amount we believe are customarily obtained for or by hotel owners. There are no assurances that current coverage will continue to be available at reasonable rates. Various types of catastrophic losses, like earthquakes and floods, such as Hurricane Katrina in New Orleans in August 2005, losses from foreign terrorist activities such as those on September 11, 2001 or losses from domestic terrorist activities such as the Oklahoma City bombing on April 19, 1995, may not be insurable or may not be economically insurable. Initially, we do not expect to obtain terrorism insurance on our hotel properties because it is costly. Lenders may require such insurance and our failure to obtain such insurance could constitute a default under loan agreements. Depending on our access to capital, liquidity and the value of the properties securing the affected loan in relation to the balance of the loan, a default could reduce our net income and limit our ability to obtain future financing.

In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

***Noncompliance with governmental regulations could adversely affect our operating results.***

*Environmental Matters*

Our hotels may be subject to environmental liabilities. An owner of real property can face liability for environmental contamination created by the presence or discharge of hazardous substances on the property. We may face liability regardless of:

- our knowledge of the contamination;
- the timing of the contamination;
- the cause of the contamination; or
- the party responsible for the contamination of the property.

There may be unknown environmental problems associated with our properties. If environmental contamination exists on our properties, we could become subject to strict, joint and several liability for the contamination by virtue of our ownership interest.

The presence of hazardous substances on a property may adversely affect our ability to sell the property and we may incur substantial remediation costs. The discovery of environmental liabilities attached to our properties could have a material adverse effect on our results of operations and financial condition and our ability to pay dividends to stockholders.

*Americans with Disabilities Act and Other Changes in Governmental Rules and Regulations*

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA's requirements could require removal of access barriers, and non-compliance could result in the U.S. government imposing fines or in private litigants winning damages. If we are required to make substantial modifications to our hotels, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition, results of operations and ability to make distributions to our stockholders could be adversely affected.

### General Risks Related to the Real Estate Industry

***Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.***

Because real estate investments are relatively illiquid, our ability to promptly sell one or more hotel properties or mortgage loans in our portfolio in response to changing economic, financial and investment conditions is limited.

The real estate market is affected by many factors that are beyond our control, including:

- adverse changes in international, national, regional and local economic and market conditions;
- changes in interest rates and in the availability, cost and terms of debt financing;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
- the ongoing need for capital improvements, particularly in older structures;
- changes in operating expenses; and
- civil unrest, acts of God, including earthquakes, floods and other natural disasters such as Hurricane Katrina in New Orleans in August 2005, which may result in uninsured losses, and acts of war or terrorism, including the consequences of the terrorist acts, such as those that occurred on September 11, 2001.

We may decide to sell our hotels in the future. We cannot predict whether we will be able to sell any hotel property or loan for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a hotel property or loan.

We may be required to expend funds to correct defects or to make improvements before a hotel property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a hotel property, we may agree to lock-out provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could have a material adverse effect on our operating results and financial condition, as well as our ability to pay distributions to stockholders.

***Our hotels may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.***

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property, which would reduce our cash available for distribution. In addition, the presence of significant mold could expose us to liability from our guests, employees or our management company and others if property damage or health concerns arise.

**Risks Related to Our Organization and Structure**

***Our failure to qualify as a REIT under the federal tax laws will result in substantial tax liability, which would reduce the amount of cash available for distribution to our stockholders.***

*The federal income tax laws governing REITs are complex.*

We intend to operate in a manner that will maintain our qualification as a REIT under the federal income tax laws. The REIT qualification requirements are extremely complex, however, and interpretations of the federal income tax laws governing qualification as a REIT are limited. We have not applied for or obtained a ruling from the Internal Revenue Service that we will qualify as a REIT. Accordingly, we cannot be certain that we will be successful in operating so we can qualify as a REIT. At any time, new laws, interpretations or court decisions may change the federal tax laws or the federal income tax consequences of our qualification as a REIT.

*Failure to make distributions could subject us to tax.*

In order to maintain our qualification as a REIT, each year we must pay out to our stockholders in distributions at least 90% of our REIT taxable income, excluding net capital gain. To the extent that we satisfy this distribution minimum, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than the minimum amount specified under federal tax laws. Our only source of funds to make these distributions comes from rent and dividends we receive from our TRS Lessee, which in turn receives revenues from hotel operations. Accordingly, we may be required to borrow money or sell assets to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% nondeductible excise tax in a particular year.

*Failure to qualify as a REIT would subject us to federal income tax.*

If we fail to remain qualified as a REIT in any taxable year (including, but not limited to, a failure resulting from not making the minimum required distribution), and if the relief provisions were not to apply, we will be subject to federal income tax on our taxable income. If we fail to qualify as a REIT, we would not be required to make any distributions. In addition, any distributions that we do make will not be deductible by us. This would substantially reduce our earnings, our cash available to pay distributions, and the value of our common stock.

The resulting tax liability might cause us to borrow funds, liquidate some of our investments, or take other steps that could negatively affect our operating results in order to pay any such tax. Moreover, if our REIT status is terminated because of our failure to meet a technical REIT requirement and the relief provisions did not excuse our failure to qualify as a REIT, or if we voluntarily revoke our election, we generally would be disqualified from re-electing treatment as a REIT until the fifth calendar year after the year in which we failed to qualify as a REIT.

*Failure to qualify as a REIT may cause us to reduce or eliminate distributions to our shareholders, and we may face increased difficulty in raising capital or obtaining financing.*

If we fail to remain qualified as a REIT, we may have to reduce or eliminate any distributions to our stockholders in order to satisfy our income tax liabilities. Any distributions that we do make to our stockholders would be treated as taxable dividends to the extent of our current and accumulated earnings and profits. This may result in negative investor and market perception regarding the market value of our common stock, and the value of your shares of our common stock may be reduced. In addition, we may face increased difficulty in raising capital or obtaining financing if we fail to qualify or remain qualified as a REIT because of the resulting tax liability and potential reduction of our market valuation.

*MHI Holding and our TRS Lessee increase our overall tax liability.*

MHI Holding and our TRS Lessee are subject to federal and state income tax on their taxable income, which will consist of the revenues from the hotels leased by our TRS Lessee, net of the operating expenses for such hotels and rent payments to us. Accordingly, although our ownership of our TRS Lessee will allow us to participate in the operating income from our hotels in addition to receiving rent, that operating income will be fully subject to income tax. The after-tax net income of our TRS Lessee is available for distribution to us.

We will incur a 100% excise tax on transactions with MHI Holding and our TRS Lessee that are not conducted on an arm's-length basis. For example, to the extent that the rent paid by our TRS Lessee to us exceeds an arm's-length rental amount, such amount potentially will be subject to this excise tax. We intend that all transactions between us and MHI Holding and our TRS Lessee will be conducted on an arm's-length basis and, therefore, that the rent paid by our TRS Lessee to us will not be subject to this excise tax.

***Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.***

Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets. For example:

- We will be required to pay tax on undistributed REIT taxable income.
- We may be required to pay "alternative minimum tax" on our items of tax preference.
- If we have net income from the disposition of foreclosure property held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay tax on that income at the highest corporate rate.
- If we sell a property in a "prohibited transaction," our gain from the sale would be subject to a 100% penalty tax. A "prohibited transaction" would be a sale of property, other than a foreclosure property, held primarily for sale to customers in the ordinary course of business.
- MHI Holding is a fully taxable corporation and is required to pay federal and state taxes on its income, which will consist of the revenues from the hotels leased from our operating partnership, net of the operating expenses for such hotels and rent payments to us.

***Our ability to effect a merger or other business combination transaction may be restricted by our operating partnership agreement.***

Conflicts of interest relating to a merger or other business combination transactions involving our change of control may occur between us and Andrew Sims, our chairman, president and chief executive officer, William Zaiser, our executive vice president and chief financial officer and Kim Sims, Christopher Sims, and Edward Stein, three of our directors. Our operating partnership's agreement of limited partnership provides that the holders of 66.7% of the outstanding limited partnership interests in our operating partnership (including our limited partnership interest in our operating partnership) must approve such a merger or other business combination transaction, unless the holders of 50% or more of the outstanding limited partnership interests (other than our limited partnership interest) approves such a merger or other business combination transaction. As of December 31, 2007, Andrew Sims, William Zaiser, Kim Sims, Christopher Sims and Ed Stein beneficially own approximately 21.68% of our outstanding limited partnership interests, and we own approximately 64.84%. Although our stockholders must approve a merger or other business combination transaction under applicable Maryland law, under our operating partnership agreement, limited partners, including certain of our officers and directors, must approve certain other business combination transactions involving us. These approval rights of limited partners may lead to conflicts of interest, which could result in decisions that do not fully reflect our best interests or the best interests of our stockholders.

In addition, in the event of a change of control of our company, the limited partners will have the right, for a period of 30 days following the change of control event, to cause the operating partnership to redeem all of the units held by the limited partners for a cash amount equal to the cash redemption amount otherwise payable upon redemption pursuant to the partnership agreement. This cash redemption right may make it more unlikely or difficult for a third party to propose or consummate a change of control transaction, even if such transaction were in the best interests of our shareholders.

***Complying with REIT requirements may cause us to forego attractive opportunities that could otherwise generate strong risk-adjusted returns and instead pursue less attractive opportunities, or none at all.***

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of generating strong risk-adjusted returns on invested capital for our stockholders.

***Complying with REIT requirements may force us to liquidate otherwise attractive investments, which could result in an overall loss on our investments.***

To maintain qualification as a REIT, we must also ensure that at the end of each calendar quarter at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total securities can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences. After January 1, 2008, if we fail to comply with these requirements at the end of any calendar quarter, and the failure exceeds a de minimis threshold, we may be able to preserve our REIT status if the failure was due to reasonable cause and not to willful neglect. In this case, we will be required to dispose of the assets causing the failure within six months after the last day of the quarter in which the failure occurred, and we will be required to pay an additional tax of the greater of $50,000 or the product of the highest applicable tax rate multiplied by the net income generated on those assets. As a result, we may be required to liquidate otherwise attractive investments.

***Taxation of dividend income could make our common stock less attractive to investors and reduce the market price of our common stock.***

At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. Any of those new laws or interpretations may take effect retroactively and could adversely affect us or could adversely affect you as a stockholder. On May 28, 2003, the President signed the Jobs and

Growth Tax Relief Reconciliation Act of 2003, which we refer to as the Jobs and Growth Tax Act. Effective for taxable years beginning after December 31, 2002, and before January 1, 2009, the Jobs and Growth Tax Act generally reduced the maximum rate of tax applicable to individuals, trusts and estates on dividend income from regular C corporations to 15.0%. This reduced substantially the so-called "double taxation" (that is, taxation at both the corporate and stockholder levels) that has generally applied to corporations that are not taxed as REITs. Generally, dividends from REITs do not qualify for the dividend tax reduction because, as a result of the dividends paid deduction to which REITs are entitled, REITs generally do not pay corporate level tax on income that they distribute to stockholders. As a result of the Jobs and Growth Tax Act, individual, trust, and estate investors could view stocks of non REIT corporations as more attractive relative to shares of REITs than was the case previously because the dividends paid by non REIT corporations are subject to lower tax rates for such investors.

***Provisions of our charter may limit the ability of a third party to acquire control of our company.***

*Aggregate Share and Common Share Ownership Limits*

Our charter provides that no person may directly or indirectly own more than 9.9% of the value of our outstanding shares of stock or more than 9.9% of the number of our outstanding shares of common stock. These ownership limitations may prevent an acquisition of control of our company by a third party without our board of directors' approval, even if our stockholders believe the change of control is in their interest. Our board of directors has discretion to waive that ownership limit if the board receives evidence that ownership in excess of the limit will not jeopardize our REIT status.

*Authority to Issue Stock*

Our amended and restated Charter authorizes our board of directors to issue up to 49,000,000 shares of common stock and up to 1,000,000 shares of preferred stock, to classify or reclassify any unissued shares of common stock or preferred stock and to set the preferences, rights and other terms of the classified or reclassified shares. Issuances of additional shares of stock may have the effect of delaying or preventing a change in control of our company, including transactions at a premium over the market price of our stock, even if stockholders believe that a change of control is in their interest. We will be able to issue additional shares of stock or preferred stock without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

***Provisions of Maryland law may limit the ability of a third party to acquire control of our company.***

Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special appraisal rights and special stockholder voting requirements on these combinations; and
- "control share" provisions that provide that "control shares" of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

We have opted out of these provisions of the MGCL, in the case of the business combination provisions of the MGCL by resolution of our board of directors, and in the case of the control share provisions of the MGCL pursuant to a provision in our bylaws. However, our board of directors may by resolution elect to opt in to the business combination provisions of the MGCL and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future.

Additionally, Title 8, Subtitle 3 of the MGCL permits our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement takeover defenses, some of which (for example, a classified board) we do not yet have. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deferring or preventing a change in control of our company under the circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then current market price.

***Provisions in our executive officers' employment agreements and the strategic alliance agreement may make a change of control of our company more costly or difficult.***

Our employment agreements with Mr. Andrew Sims, our chief executive officer, and Mr. William Zaiser, our chief financial officer, contain provisions providing for substantial payments to these officers in the event of a change of control of our company. Specifically, if we terminate these executive's employment without cause or the executive resigns with good reason, which includes a failure to nominate Mr. Sims to our board of directors or his involuntary removal from our board of directors, unless for cause or by vote of the stockholders, or if there is a change of control, each of these executives is entitled to the following:

- any accrued but unpaid salary and bonuses;
- vesting of any previously issued stock options and restricted stock;
- payment of the executive's life, health and disability insurance coverage for a period of five years following termination;
- any unreimbursed expenses; and
- a severance payment equal to five times the executive's combined salary base and actual bonus compensation for the preceding fiscal year.

In the event that the employment of Mr. David Folsom, our chief operating officer, is terminated without cause or he resigns for good reason, Mr. Folsom is entitled to received the sum of the following amounts:

- any accrued but unpaid salary and bonuses;
- issuance and vesting of any previously granted stock options or restricted stock (including unissued shares conditioned upon and in consideration of Mr. Folsom's employment through dates set forth in the employment agreement);
- payment of life, health and disability insurance coverage for a period of three years following termination;
- any unreimbursed expenses; and
- and a severance payment equal to three times of the executive's combined salary and actual bonus compensation for the preceding fiscal year.

In addition, these executives will receive additional payments to compensate them for the additional taxes, if any, imposed on them under Section 4999 of the Internal Revenue Code by reason of receipt of excess parachute payments.

These provisions may make a change of control of our company, even if it is in the best interests of our stockholders, more costly and difficult and may reduce the amounts our stockholders would receive in a change of control transaction.

***Our ownership limitations may restrict or prevent you from engaging in certain transfers of our common stock.***

In order to maintain our REIT qualification, no more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the federal income tax laws to include various kinds of entities) during the last half of any taxable year (other than the first year for which a REIT election is made). To preserve our REIT qualification, our charter contains a 9.9% aggregate share ownership limit and a 9.9% common share ownership limit. Generally, any shares of our stock owned by affiliated persons will be added together for purposes of the aggregate share ownership limit, and any shares of common stock owned by affiliated owners will be added together for purposes of the common share ownership limit.

If anyone transfers shares in a way that would violate the aggregate share ownership limit or the common share ownership limit, or prevent us from continuing to qualify as a REIT under the federal income tax laws, those shares instead will be transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate the aggregate share ownership limit or the common share ownership limit. If this transfer to a trust fails to prevent such a violation or our continued qualification as a REIT, then we will consider the initial intended transfer to be null and void from the outset. The intended transferee of those shares will be deemed never to have owned the shares. Anyone who acquires shares in violation of the aggregate share ownership limit, the common share ownership limit or the other restrictions on transfer in our charter bears the risk of suffering a financial loss when the shares are redeemed or sold if the market price of our stock falls between the date of purchase and the date of redemption or sale.

***The board of directors' revocation of our REIT status without stockholder approval may decrease our stockholders' total return.***

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we would become subject to federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

***The ability of our board of directors to change our major corporate policies may not be in your interest.***

Our board of directors determines our major corporate policies, including our acquisition, financing, growth, operations and distribution policies. Our board may amend or revise these and other policies from time to time without the vote or consent of our stockholders.

***Our success depends on key personnel whose continued service is not guaranteed.***

We depend on the efforts and expertise of our chairman, president and chief executive officer, Andrew Sims; our executive vice president and chief operating officer, David Folsom; and our executive vice president and chief financial officer, William Zaiser, to manage our day-to-day operations and strategic business direction. The loss of any of their services could have an adverse effect on our operations.

**Item 1B.** ***Unresolved Staff Comments***

Not applicable.

## Item 2. *Properties*

As of March 14, 2008, we owned the following eight hotel properties:

| Property | Number of Rooms | Location |
|---|---|---|
| *Operating Properties* | | |
| Hilton Philadelphia Airport | 331 | Philadelphia, Pennsylvania |
| Hilton Savannah DeSoto | 246 | Savannah, Georgia |
| Holiday Inn Brownstone | 187 | Raleigh, North Carolina |
| Hilton Wilmington Riverside | 272 | Wilmington, North Carolina |
| Holiday Inn Laurel West | 207 | Laurel, Maryland |
| Crowne Plaza Jacksonville | 292 | Jacksonville, Florida |
| Subtotal | 1,535 | |
| *Properties Under Development* | | |
| Sheraton Louisville Riverside(1) | 186 | Jeffersonville, Indiana |
| Crowne Plaza Tampa Westshore(2) | 250 | Tampa, Florida |
| Total number of rooms | 1,971 | |

(1) The property previously operated as the Louisville Ramada Riverfront Inn is currently undergoing extensive renovations and is expected to re-open in April 2008 as the Sheraton Louisville Riverside.

(2) The property formerly operated as the Tampa Clarion Hotel in Tampa, Florida is undergoing extensive renovations and is expected to re-open in the first quarter 2009 as the Crowne Plaza Tampa Westshore.

The Company owns a 25% indirect non-controlling interest in the 311-room Crowne Plaza Hollywood Beach Resort in Hollywood, Florida through a joint venture with Carlyle.

The Company also owns leasehold interests in two commercial units at the Shell Island Resort, a condominium resort property located in Wrightsville Beach, North Carolina. One lease relates to the restaurant, kitchens, meeting rooms, ballroom, laundry, maintenance shop, offices and certain maid closets. The second lease relates to the resort's common areas and includes the lobby, swimming pools, outdoor café, front desk, back office, gift shop, certain storage areas, and ingress and egress throughout the building, including parking areas.

## Item 3. *Legal Proceedings*

We are not involved in any legal proceedings other than routine legal proceedings occurring in the ordinary course of business. We believe that these routine legal proceedings, in the aggregate, are not material to our financial condition and results of operations.

## Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of our stockholders during the fourth quarter of the fiscal year ended December 31, 2007.

## PART II

**Item 5.** ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

### Market Information

Prior to March 11, 2008, our common stock traded on the American Stock Exchange under the symbol "MDH". On March 11, 2008 we terminated our listing on the American Stock Exchange and listed our common stock on the NASDAQ® Stock Market also under the symbol "MDH". The following table sets forth, for the indicated period, the high and low sales prices for the common stock, as reported on the American Stock Exchange:

| | Price Range | |
|---|---|---|
| | High | Low |
| Year Ended December 31, 2007 | | |
| First Quarter | $10.39 | $9.55 |
| Second Quarter | $10.90 | $9.98 |
| Third Quarter | $11.00 | $9.70 |
| Fourth Quarter | $10.20 | $7.15 |
| Year Ended December 31, 2006 | | |
| First Quarter | $ 9.80 | $9.10 |
| Second Quarter | $ 9.37 | $8.90 |
| Third Quarter | $ 9.15 | $8.75 |
| Fourth Quarter | $10.04 | $9.07 |

The closing price of our common stock on the NASDAQ® Stock Market on March 14, 2008 was $6.67 per share.

### Stockholder Information

As of February 29, 2008, there were 5,220 holders of our common stock, including shares held in "street name" by nominees who are record holders and shares held by beneficial owners.

In order to comply with certain requirements related to our qualification as a REIT, our charter, subject to certain exceptions, limits the number of common shares that may be owned by any single person or affiliated group to 9.9% of the outstanding common shares.

### Dividend and Distribution Information

We elected to be taxed as a REIT commencing with our taxable year ending December 31, 2004. To maintain qualification as a REIT, we are required to make annual distributions to our stockholders of at least 90% of our REIT taxable income, excluding net capital gain, which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles. The amount, timing and frequency of distributions will be authorized by our board of directors and declared by us based upon a variety of factors deemed relevant by our directors, and no assurance can be given that our distribution policy will not change in the future. Our ability to pay distributions to our stockholders will depend, in part, upon our receipt of distributions from our operating partnership which may depend upon receipt of lease payments with respect to our properties from our TRS Lessee, and in turn, upon the management of our properties by our hotel manager. Distributions to our stockholders will generally be taxable to our stockholders as ordinary income; however, because a portion of our investments will be equity ownership interests in hotels, which will result in depreciation and non-cash charges against our income, a portion of our distributions may constitute a tax-free return of capital. To the extent not inconsistent with maintaining our REIT status, our TRS may retain any after-tax earnings.

In January 2007, we declared a dividend payment of $0.17 per common share for the quarter ended March 31, 2007. The dividend was paid on April 11, 2007. In April 2007, we declared a dividend payment of $0.17 per common share for the quarter ended June 30, 2007. The dividend was paid on July 11, 2007. In July 2007, we declared a dividend payment of $0.17 per common share for the quarter ended September 30, 2007. The dividend was paid on October 11, 2007. In October 2007, we declared a dividend payment of $0.17 per common share for the quarter ended December 31, 2007. The dividend was paid January 11, 2008.

In January 2006, we declared a dividend payment of $0.17 per common share for the quarter ended March 31, 2006. The dividend was paid on April 11, 2006. In April 2006, we declared a dividend payment of $0.17 per common share for the quarter ended June 30, 2006. The dividend was paid on July 11, 2006. In July 2006, we declared a dividend payment of $0.17 per common share for the quarter ended September 30, 2006. The dividend was paid on October 11, 2006. In October 2006, we declared a dividend payment of $0.17 per common share for the quarter ended December 31, 2006. The dividend was paid January 11, 2007.

We intend to continue to declare quarterly distributions to our stockholders. The amount of future distributions will be based upon quarterly operating results, general economic conditions, capital improvements, the Internal Revenue Code's annual distribution requirements, and other factors, which our board of directors deem relevant.

### Item 6. *Selected Financial Data*

The following table sets forth selected historical financial data for MHI Hospitality Corporation beginning with its commencement of operations on December 21, 2004. The table sets forth selected historical financial data for MHI Hotel Services Group. For periods ending prior to December 21, 2004, MHI Hotel Services Group is considered the predecessor to MHI Hospitality Corporation for accounting purposes.

The financial data for MHI Hotels Services Group is comprised of financial information for the entities and interests formerly under common ownership and control by Edgar Sims, Jr., Jeanette Sims, Andrew Sims, Kim Sims and Christopher Sims. MHI Hotels Services Group formerly included three of our initial hotel properties: the Holiday Inn Downtown Williamsburg, the Hilton Wilmington Riverside and the Hilton Savannah DeSoto. Ownership interests in the entities that owned these properties were contributed to our operating partnership upon the completion of our initial public offering. The following selected historical financial data for MHI Hospitality Corporation for the years ended December 31, 2007, 2006 and 2005 and the period December 21, 2004 to December 31, 2004, and for MHI Hotels Services Group for the period January 1, 2004 to December 20, 2004 and the year ended December 31, 2003 were derived from audited combined financial statements contained elsewhere in this Annual Report on Form 10-K. These financial statements have been audited by PKF Witt Mares, PLC (formerly Witt, Mares & Company, PLC) our independent registered public accounting firm. The audited historical financial statements include reclassifications and all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial condition and the results of operations as of those dates and for those periods under accounting principles generally accepted in the United States of America.

The information presented below is only a summary and does not provide all of the information contained in our financial statements and those of our predecessor entities, including notes thereto, and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

## MHI HOSPITALITY CORPORATION AND PREDECESSOR SELECTED HISTORICAL FINANCIAL DATA

| | MHI Hospitality Corporation | | | | MHI Hotels Services Group | |
|---|---|---|---|---|---|---|
| | Year Ended December 31, 2007 | Year Ended December 31, 2006 | Year Ended December 31, 2005 | Period from December 21, 2004 to December 31, 2004 | Period from January 1, 2004 to December 20, 2004 | Year Ended December 31, 2003 |
| ***Statement of Operations*** | | | | | | |
| Total Revenues | $ 69,814,379 | $ 67,241,797 | $ 55,173,554 | $ 624,403 | $ 23,194,692 | $ 21,520,963 |
| Total Operating Expenses excluding Depreciation and Amortization | (55,014,439) | (52,802,704) | (44,452,064) | (4,707,616) | (17,622,400) | (16,918,062) |
| Depreciation and Amortization | (5,050,234) | (4,916,721) | (4,071,774) | (124,504) | (1,515,228) | (1,833,082) |
| Net Operating Income (Loss) | 9,749,706 | 9,522,372 | 6,649,716 | (4,207,717) | 4,057,064 | 2,769,819 |
| Interest Income | 132,714 | 253,954 | 126,741 | 340 | 1,753 | 3,668 |
| Interest Expense | (4,211,785) | (4,261,422) | (2,802,230) | (57,437) | (2,057,828) | (2,167,657) |
| Other Income—Net | (2,034,539) | (127,876) | (235,378) | — | (90,877) | (191,312) |
| Minority Interest | (1,362,967) | (1,889,387) | (1,407,268) | 1,587,550 | (663,011) | (152,097) |
| Income Tax Benefit (Provision) | 187,888 | (253,966) | 257,218 | 180,413 | — | — |
| Income (Loss) from Discontinued Operations | — | (62,663) | (107,348) | (37,371) | (253,823) | (122,585) |
| Net Income (Loss) | $ 2,461,017 | $ 3,181,012 | $ 2,481,451 | $ (2,534,222) | $ 993,278 | $ 139,836 |
| ***Statement of Cash Flows*** | | | | | | |
| Cash from (used in) Operations—net | $ 12,786,427 | $ 11,095,731 | $ 6,772,110 | $ (2,980,647) | $ 3,098,610 | $ 2,710,595 |
| Cash from (used in) Investing—net | (35,002,314) | (12,959,755) | (16,092,787) | (58,120,919) | (892,300) | (2,397,600) |
| Cash from (used in) Financing—net | 24,759,096 | 2,807,705 | 1,508,134 | 69,415,919 | (2,125,840) | (400,011) |
| Net Increase (Decrease) in Cash | $ 2,543,209 | $ 943,681 | $ (7,812,543) | $ 8,314,353 | $ 80,470 | $ (87,016) |
| ***Balance Sheet*** | | | | | | |
| Total Assets(1) | $159,958,990 | $127,602,813 | $118,385,923 | $ 94,232,244 | $ — | $ 30,757,456 |
| Total Long-Term Debt including Current Portion(1) | 55,000,000 | 41,607,099 | 42,686,943 | 27,753,188 | — | 29,640,738 |
| Total Current and Long-Term Liabilities(1) | 100,083,094 | 64,579,738 | 53,364,455 | 33,366,674 | — | 32,924,595 |
| Minority Interest(1) | 19,689,453 | 21,001,287 | 21,805,572 | 21,118,257 | — | (521,268) |
| Total Owners' Equity (Deficit)(1) | 40,186,443 | 42,021,788 | 43,215,896 | 39,747,313 | — | (1,645,871) |
| ***Operating Data*** | | | | | | |
| Average Number of Available Rooms | 1,537 | 1,537 | 1,375 | 1,245 | 520 | 520 |
| Total Number of Available Room Nights | 561,005 | 561,005 | 502,021 | 13,695 | 184,600 | 189,800 |
| Occupancy Percentage(2) | 69.8% | 69.7% | 69.6% | 37.6% | 70.6% | 69.7% |
| Average Daily Rate (ADR)(2) | $ 118.86 | $ 112.22 | $ 103.34 | $ 79.66 | $ 114.33 | $ 103.41 |
| RevPAR(2) | $ 82.97 | $ 78.26 | $ 71.96 | $ 29.98 | $ 80.67 | $ 72.13 |
| ***Additional Financial Data*** | | | | | | |
| FFO(3) | $ 9,249,327 | $ 10,038,636 | $ 8,462,468 | $ (6,972,633) | $ 3,303,551 | $ 2,338,318 |
| Earnings Per Share | $ 0.36 | $ 0.47 | $ 0.37 | $ (0.42) | $ — | $ — |

(1) As of the period end.

(2) Occupancy Percent is calculated by dividing the total daily number of rooms sold by the total daily number of rooms available. Average Daily Rate, ADR, is calculated by dividing the total daily room revenue by the total daily number of rooms sold. Revenue Per Available Room, RevPAR, is calculated by dividing the total daily room revenue by the total daily number of rooms available.

(3) Funds from Operations, FFO, is used by industry analysts and investors as a supplemental operating performance measure of an equity REIT. FFO is calculated in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, NAREIT. FFO, as defined by NAREIT, represents net income or loss determined in accordance with GAAP, excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated operating real estate assets, plus certain non- cash items such as real estate asset depreciation and amortization, and after adjustment for any minority interest from unconsolidated partnerships and joint ventures. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by itself. Thus, NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from GAAP net income. Management believes that the use of FFO, combined with the required GAAP presentations, has improved the understanding of the operating results of REITs among the investing public and made comparisons of REIT operating results more meaningful. Management considers FFO to be a useful measure of adjusted net income (loss) for reviewing comparative operating and financial performance because we believe FFO is most directly comparable to net income (loss), which remains the primary measure of performance, because by excluding gains or losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization, FFO assists in comparing the operating performance of a company's real estate between periods or as compared to different companies. Although FFO is intended to be a REIT industry standard, other companies may not calculate FFO in the same manner as we do, and investors should not assume that FFO as reported by us is comparable to FFO as reported by other REITs. Below is a reconciliation of FFO to net income (loss).

| | MHI Hospitality Corporation | | | | MHI Hotels Services Group | |
|---|---|---|---|---|---|---|
| | Year Ended December 31, 2006 | Year Ended December 31, 2006 | Year Ended December 31, 2005 | Period from December 21, 2004 to December 31, 2004 | Period from January 1, 2004 to December 20, 2004 | Year Ended December 31, 2003 |
| ***Reconciliation of FFO*** | | | | | | |
| Net Income (Loss) | $2,461,017 | $ 3,181,012 | $2,481,451 | $(2,534,221) | $ 993,278 | $ 139,836 |
| Add Minority Interest | 1,362,967 | 1,852,888 | 1,436,064 | (1,611,311) | 595,539 | 152,097 |
| Add Depreciation and Amortization | 5,050,234 | 5,053,589 | 4,309,575 | 172,899 | 1,714,734 | 2,045,250 |
| Add Equity in Depreciation on Joint Venture | 135,445 | — | — | — | — | — |
| Subtract Gain/ Add Loss on Asset Disposal | 239,664 | (48,853) | 235,378 | — | — | 1,135 |
| Funds From Operations | $9,249,327 | $10,038,636 | $8,462,468 | $(3,972,633) | $3,303,551 | $2,338,318 |

FFO does not represent cash generated from operating activities as determined by accounting principles generally accepted in the United States of America ("GAAP") and should not be considered as an alternative to GAAP net income, as an indication of our financial performance, or to cash flow from operating activities as determined by GAAP, as a measure of liquidity. In addition, FFO is not indicative of funds available to fund cash needs, including the ability to make cash distributions.

## Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

### Overview

We are a self-advised REIT incorporated in Maryland in August 2004 to pursue current and future opportunities in the full-service, upper upscale, upscale and mid-scale segments of the hotel industry. We commenced operations in December 2004 when we completed our initial public offering and sold 6,000,000 shares of common stock, resulting in net proceeds (after deducting underwriting discounts and offering expenses) of approximately $54.8 million. In conjunction with our initial public offering, we sold an additional 700,000 shares of common stock as a result of the exercise of the underwriters' over-allotment option in January 2005, resulting in additional proceeds of approximately $6.5 million.

Concurrent with the completion of the initial public offering, we acquired six hotel properties. Since the initial public offering, we have engaged in the following acquisitions and dispositions:

- On July 22, 2005, we acquired the Crowne Plaza Jacksonville (formerly, the Hilton Jacksonville Riverfront).
- On August 10, 2006, we sold the Holiday Inn Downtown Williamsburg.
- On September 20, 2006, we acquired the Louisville Ramada Riverfront Inn, which is under renovation and which we anticipate will re-open in April 2008 as the Sheraton Riverside Louisville.
- On August 8, 2007, through our joint venture with Carlyle, we acquired a 25% indirect non-controlling interest in the Crowne Plaza Hollywood Beach Resort, a newly renovated 311-room hotel in Hollywood, Florida.
- On October 29, 2007, we acquired a 250-room hotel in Tampa, Florida, formerly known as the Tampa Clarion Hotel, which is under renovation and which we anticipate will re-open in the first quarter 2009 as the Crowne Plaza Tampa Westshore.

Our hotel portfolio currently consists of eight full-service, upper upscale and mid-scale hotels. These hotels are 100% owned by subsidiaries of our operating partnership. We also own a 25% indirect non-controlling interest in the Crowne Plaza Hollywood Beach Resort and we have a leasehold interest in a resort condominium facility in Wrightsville Beach, North Carolina. As of December 31, 2007, we owned the following eight hotel properties:

| Property | Number of Rooms | Location | Date of Acquisition |
|---|---|---|---|
| *Operating Properties* | | | |
| Hilton Philadelphia Airport | 331 | Philadelphia, PA | December 21, 2004 |
| Holiday Inn Laurel West | 207 | Laurel, MD | December 21, 2004 |
| Holiday Inn Brownstone | 187 | Raleigh, NC | December 21, 2004 |
| Hilton Wilmington Riverside | 272 | Wilmington, NC | December 21, 2004 |
| Hilton Savannah DeSoto | 246 | Savannah, GA | December 21, 2004 |
| Crowne Plaza Jacksonville | 292 | Jacksonville, FL | July 22, 2005 |
| Subtotal | 1,535 | | |
| *Properties Under Development* | | | |
| Sheraton Louisville Riverside(1) | 186 | Jeffersonville, IN | September 20, 2006 |
| Crowne Plaza Tampa Westshore(2) | 250 | Tampa, FL | October 29, 2007 |
| Total | 1,971 | | |

(1) The property previously operated as the Louisville Ramada Riverfront Inn is currently undergoing extensive renovations and is expected to re-open in April 2008 as the Sheraton Louisville Riverside.

(2) The property formerly operated as the Tampa Clarion Hotel in Tampa, Florida is undergoing extensive renovations and is expected to re-open in the first quarter 2009 as the Crowne Plaza Tampa Westshore.

We conduct substantially all our business through our operating partnership, MHI Hospitality, L.P. We are the sole general partner of our Operating Partnership and we own an approximate 64.4% interest in our Operating Partnership, with the remaining interest being held by limited partners who were contributors of our original hotel properties and related assets.

To qualify as a REIT, we cannot operate hotels. Therefore, our operating partnership leases our hotel properties to our TRS Lessee. Our TRS Lessee has engaged MHI Hotels Services to manage our hotels. Our TRS Lessee and its parent, MHI Hospitality TRS Holding, Inc., are consolidated into our financial statements for accounting purposes. The earnings of MHI Hospitality TRS Holding, Inc. are subject to taxation similar to other C corporations.

### Key Operating Metrics

In the hotel industry, most categories of operating costs, with the exception of franchise, management, and credit card fees and the costs of the food and beverages served, do not vary directly with revenues. This aspect of our operating costs creates operating leverage, whereby changes in sales volume disproportionately impact operating results. Room revenue is the most important category of revenue and drives other revenue categories such as food and beverage and telephone. There are three key performance indicators used in the hotel industry to measure room revenues:

- Occupancy, or the number of rooms sold, usually expressed as a percentage of total rooms available;
- Average daily rate or ADR, which is total room revenue divided by the number of rooms sold; and
- Revenue per available room or RevPAR, which is the room revenue divided by the total number of available room nights.

### Results of Operations

***Comparison of Year Ended December 31, 2007 to Year Ended December 31, 2006***

The following table illustrates the key operating metrics for the years ended December 31, 2007 and 2006 for the six operational properties that are in our current portfolio. Accordingly, it does not reflect the performance of the Holiday Inn Downtown Williamsburg, the property previously operated as the Louisville Ramada Riverfront Inn or the property previously operated as the Tampa Clarion Hotel.

| | Year Ended December 31, | |
|---|---|---|
| | 2007 | 2006 |
| **Current Portfolio**[1] | | |
| Occupancy % | 69.8% | 69.7% |
| ADR | $118.86 | $112.22 |
| RevPAR | $ 82.97 | $ 78.26 |

(1) The statistics presented for the current portfolio reflect the full-year metrics for all of the six operational hotels in our portfolio at the end of 2007.

*Revenue.* Total revenue for the year ended December 31, 2007 was approximately $69.8 million, an increase of approximately $2.6 million or 3.8% from total revenue for the year ended December 31, 2006 of approximately $67.2 million. Strong growth in room revenues of approximately 6.0% was offset by the loss of non-recurring consulting fees of approximately $0.7 million from the developer of the Crowne Plaza Hollywood Beach Resort in Hollywood, Florida.

Room revenues at our properties for the year ended December 31, 2007 increased approximately $2.6 million or 6.0% to approximately $46.5 million compared to room revenues for the year ended December 31, 2006 of approximately $43.9 million. A 6.0% increase in RevPAR was achieved through a combined increase in occupancy of 0.1% and average ADR growth of 5.9%. We continue to see increases in ADR at our Philadelphia property due to a better mix of business and a strong market. Our property in Laurel, Maryland contributed to the increase in ADR as we continue to see results from our efforts to reposition the property. Occupancy increases at our properties in Savannah, Georgia and Jacksonville, Florida were offset by occupancy decreases at our property in Wilmington, North Carolina that has been undergoing significant renovations which should be completed by April 2008. We expect that anticipated increases in occupancy in 2008 at our property in Wilmington, North Carolina will be offset by decreases in occupancy at our property in Savannah, Georgia where significant renovations have just begun and are not expected to be complete until December 2008.

Food and beverage revenues at our properties for the year ended December 31, 2007 increased approximately $0.4 million or 2.1% to approximately $19.5 million compared to food and beverage revenues for the year ended December 31, 2006 of approximately $19.1 million. With the exception of our Savannah, Georgia and Philadelphia properties where we saw a significant increase in demand for banqueting services, the remainder of our properties experienced weaker demand for such services. Overall, while room sales from group business have remained strong, the demand for banqueting services from those groups has not been as strong.

Other operating revenues for the year ended December 31, 2007 decreased approximately $0.5 million or 11.4% to approximately $3.7 million compared to other operating revenues for the year ended December 31, 2006 of approximately $4.2 million. In the last half of 2006, we realized approximately $0.7 million in non-recurring consulting fees from the developer of the Hollywood, Florida property.

*Hotel Operating Expenses.* Hotel operating expenses, which consist of room expenses, food and beverage expenses, other direct expenses, indirect expenses, and management fees, increased approximately $1.7 million or 3.3% for the year ended December 31, 2007 to approximately $51.9 million compared to hotel operating expenses for the year ended December 31, 2006 of approximately $50.2 million.

Rooms expense at our properties for the year ended December 31, 2007 increased approximately $0.2 million or 1.3% to approximately $12.3 million compared to rooms expense of approximately $12.1 million for the year ended December 31, 2006. As a percent of room revenues, rooms expense fell from 27.6% to 26.4%. The decrease was due to one-time costs realized in the year ended December 31, 2006 to replace room amenities at our Hilton brand properties.

Food and beverage expenses at our properties for the year ended December 31, 2007 increased approximately $0.7 million or 5.0% to approximately $13.7 million compared to food and beverage expense of approximately $13.0 million for the year ended December 31, 2006. Higher food costs and increased costs related to the renovation of the kitchen at the Wilmington, North Carolina property contributed to the increase in food and beverage expense. Indirect expenses at our properties for the year ended December 31, 2007 increased approximately $0.9 million or 3.5% to approximately $25.1 million compared to indirect expenses of approximately $24.2 million for the year ended December 31, 2006.

*Depreciation and Amortization.* Depreciation and amortization for the year ended December 31, 2007 increased approximately $0.1 million or 2.7% to approximately $5.0 million compared to depreciation and amortization expense of approximately $4.9 million for the year ended December 31, 2006.

*Corporate General and Administrative.* Corporate general and administrative expenses for the year ended December 31, 2007 increased approximately $0.5 million or 21.1% to approximately $3.1 million compared to corporate general and administrative expenses of approximately $2.6 million for the year ended December 31, 2006. A substantial portion of the increase is attributable to the bonuses granted pursuant to the cash bonus plan for principal executive officers established in the first quarter 2007 by the Nominating, Corporate Governance and Compensation Committee of the Board of Directors. We also incurred additional legal fees in structuring the program and operating agreements that will allow us to jointly acquire, develop and operate hotel assets and, perhaps, hotel portfolios with Carlyle.

*Net Operating Income.* Operating income for the year ended December 31, 2007 increased approximately $0.2 million or 2.4% to approximately $9.7 million compared to approximately $9.5 million of operating income for the year ended December 31, 2006 as a result of the operating results discussed above.

*Interest Expense.* Interest expense for the year ended December 31, 2007 decreased approximately $0.05 million or 1.2% to approximately $4.2 million (net of capitalized interest of approximately $1.0 million) compared to approximately $4.3 million of interest expense (net of capitalized interest of approximately $0.2 million) for the year ended December 31, 2006. Lower interest expense related to borrowings on the credit facility for working capital purposes was partially offset by higher interest expense on the mortgage on the Wilmington Hilton Riverside. Interest expense in future periods should increase due to increased borrowings to fund our investment in the joint venture with Carlyle that purchased the Crowne Plaza Hollywood Beach Resort as well as the renovations to the Hilton Savannah DeSoto. Interest expense will also increase once the Sheraton Louisville Riverside North in Jeffersonville, Indiana opens and the interest on the borrowings related to that property are no longer capitalized.

*Equity Loss in Joint Venture.* Equity loss in the joint venture for the year ended December 31, 2007 represents our share of the start-up costs for the Crowne Plaza Hollywood Beach Resort as well as the initial operating losses incurred during the first three months of operation. During the first few months of operation ending December 31, 2007, the hotel reported occupancy of 32.1%, ADR of $144.94 and RevPAR of $46.58.

*Income Taxes.* We experienced an income tax benefit for the year ended December 31, 2007 of approximately $0.2 million compared to an income tax provision of approximately $0.3 million for the year ended December 31,2006. The income tax benefit in the current year was largely due to our share of start-up expenses and initial operating losses from our joint venture with Carlyle related to the opening of the Crowne Plaza Hollywood Beach Resort.

*Net Income.* Net income for the year ended December 31, 2007 decreased approximately $0.7 million or 22.6% to approximately $2.5 million compared to approximately $3.2 million for the year ended December 31, 2006 as a result of the operating results discussed above.

**Sources and Uses of Cash**

*Operating Activities.* Our principal source of cash to meet our operating requirements, including distributions to unit holders and stockholders as well as repayments of indebtedness, is the operations of our hotels. Cash flow provided by operating activities for the year ended December 31, 2007 was approximately $12.8 million. We expect that the net cash provided by operations will be adequate to fund the Company's operating requirements, debt service and the payment of dividends in accordance with federal income tax laws which require us make annual distributions to our stockholders of at least 90% of our REIT taxable income, excluding net capital gain. We declared dividends of $0.17 per share (unit) paid on January 11, 2007, April 11, 2007, July 11, 2007, and October 11, 2007, which we funded out of working capital.

*Investing Activities.* Approximately $18.6 million was spent during the year ended December 31, 2007 on renovations and capital improvements. Over $15.7 million was spent on renovations at Wilmington Hilton Riverside and our property in Jeffersonville, Indiana. We expect that renovations at both properties will be completed in April 2008. At the end of 2007, renovation at the Savannah Hilton DeSoto began, as well.

On February 6, 2007, we received payment of $2.63 million for the first of three promissory notes originating from the sale on August 10, 2006 of the Holiday Inn Downtown Williamsburg. On March 14, 2007, we received $1.4 million representing payment of the second of three promissory notes originating from the same sale.

On August 8, 2007, we contributed approximately $6.6 million to a joint venture which acquired the Crowne Plaza Hollywood Beach Resort, a newly renovated 311-room hotel in Hollywood, Florida retaining a 25% equity position. A portion of the aggregate purchase price of $74.0 million was financed with a two-year $57.6 million non-recourse loan from Société Générale. The contribution to the joint venture was funded through draws on our credit facility.

On October 29, 2007, the Company completed the purchase of a 250-room hotel in Tampa, Florida, formerly known as the Tampa Clarion Hotel for approximately $13.8 million, including transaction costs. To facilitate the closing of the acquisition, we drew approximately $13.8 million on our credit facility.

These activities represent our cash flow used in investing activities for the year ended December 31, 2007 of approximately $35.0 million.

*Financing Activities.* For the year ended December 31, 2007, net cash provided by financing activities was approximately $24.8 million. During the course of the year we refinanced the mortgages on the Wilmington Hilton Riverside and the Savannah Hilton DeSoto generating proceeds of approximately $13.9 million for the purpose of funding renovations at both properties pursuant to franchisor mandated capital improvement programs. We also borrowed approximately $19.2 million to fund continued renovations at our property in Jeffersonville, Indiana, our contribution to a joint venture with Carlyle for the purchase of the Crowne Plaza Hollywood Beach Resort in which we retain a 25% indirect non-controlling interest, as well as the purchase of the property formerly known as the Tampa Clarion Hotel in Tampa, Florida. We incurred costs of approximately $0.6 million associated with the extension of our revolving credit facility and made principal payments of approximately $0.5 million as required under various mortgage loan agreements. We also used approximately $7.2 million to make distributions to our unitholders and dividends to holders of our common stock.

**Capital Expenditures**

Recurring capital expenditures for the replacement and refurbishment of furniture, fixtures and equipment, as well as debt service, are our most significant short-term liquidity requirements. During the next 12 months, we expect capital expenditures will be funded by our replacement reserve accounts, other than costs that we incur to make capital improvements required by our franchisors. With respect to three of our hotels, the reserve accounts are escrowed accounts with funds deposited monthly and reserved for capital improvements or expenditures. We deposit an amount equal to 4% of gross revenue for both the Hilton Savannah DeSoto and Hilton Wilmington Riverside and 4% of room revenues for the Crowne Plaza Jacksonville. Our intent for the capital expenditures at all hotels is to maintain overall capital expenditures at 4% of gross revenue.

On September 20, 2006, we purchased the Louisville Ramada Riverfront Inn in Jeffersonville, Indiana with the intention of renovating and re-branding the hotel. On February 23, 2007, we obtained a 15-year franchise license agreement with Starwood Hotels and Resorts to brand the property as a Sheraton hotel. Renovation costs are estimated at approximately $15.9 million and the property is expected to re-open in April 2008. Approximately $8.8 million had been expended as of December 31, 2007. All costs have been and will be funded by additional borrowings on our credit facility.

In February 2007, the franchise license for the Hilton Wilmington Riverside was renewed and extended to March 2018. To comply with the re-licensing agreement, we must complete a property improvement plan ("PIP"). We estimate the cost of the required renovations to total approximately $10.4 million and be completed in April 2008. Approximately $8.3 million had been expended as of December 31, 2007. The remaining costs will be funded by additional borrowings on our credit facility.

In July 2007, the franchise license for the Hilton Savannah DeSoto Hotel was renewed and extended to July 2018. To comply with the re-licensing agreement, we must complete a PIP, which we expect to be completed in February 2009 and total approximately $11.0 million. Approximately $2.0 million had been expended as of December 31, 2007. The renovations will be funded by additional draws of $9.0 million on the mortgage that was refinanced in August 2007.

On October 29, 2007, we purchased the property formerly known as the Tampa Clarion Hotel in Tampa, Florida with the intention of renovating and re-branding the hotel. On October 31, 2007, we obtained a 10-year franchise agreement with InterContinental Hotels Group to brand the property as a Crowne Plaza hotel. Renovation costs are estimated at approximately $20.0 million, of which approximately $1.0 million had been expended as of December 31, 2007. The renovations will be funded by additional borrowings on our credit facility.

On January 23, 2008, we entered into a definitive agreement to purchase the Hampton Marina Hotel in Hampton, Virginia for the aggregate purchase price of $7.85 million. On February 27, 2008, we obtained a 10-year franchise agreement with InterContinental Hotels Group to brand the property as a Crowne Plaza hotel. In conjunction with the license agreement, we expect that we will be required to complete a PIP. However, the scope of the required renovations has not been determined. We estimate the cost of renovation to range between $3.0 million and $6.0 million and anticipate that the costs will be expended between the third quarter 2008 and the first quarter 2009. We intend to fund the acquisition and the renovations through a first mortgage on the hotel and additional borrowings on our credit facility.

**Liquidity and Capital Resources**

As of December 31, 2007, we had cash and cash equivalents of approximately $5.7 million, of which $1.7 million was in restricted reserve accounts and real estate tax escrows. As of December 31, 2007, our revolving credit facility, under which we may borrow up to $60.0 million, had an outstanding balance of approximately $34.4 million. We expect that our cash on hand combined with our cash flow from our hotels should be adequate to fund continuing operations, recurring capital expenditures for the refurbishment and replacement of furniture, fixtures and equipment as well as debt service.

We estimate that in order to complete all the capital projects to which we are committed, we will require capital ranging from approximately $48.0 million to $52.0 million. Most of the capital will be required before the end of the fourth quarter 2008 and should not exceed $6.0 million in the first quarter 2009. We expect that $9.0 million will be obtained through additional draws on the mortgage on the Hilton Savannah DeSoto. We also expect to acquire the property in Hampton, Virginia subject to a first mortgage ranging between $3.5 and $6.0 million. We expect that the remaining capital will be funded by additional borrowings on our credit facility. The facility contains an uncommitted accordion facility that we intend to exercise and expect to expand the commitment from $60.0 million to $75.0 million. We believe the expanded facility will provide sufficient capital to accommodate our needs for committed capital projects as well as working capital.

Our ability to fund future acquisitions relies on our ability to raise additional capital. Sources of additional capital may include a combination of some or all of the following:

- The issuance by the operating partnership of the Company and/or their subsidiary entities of secured and unsecured debt securities;
- The incurrence by the subsidiaries of the operating partnership of mortgage indebtedness through the refinance of an existing or new indebtedness on our hotel properties;
- The issuance of additional shares of our common stock or preferred stock;
- The issuance of additional units in the operating partnership;
- The selective disposition of non-core assets; and
- The sale or contribution of some of our wholly owned properties, development projects or development land to strategic joint ventures to be formed with unrelated investors, which would have the net effect of generating additional capital through such sale or contribution.

Without additional capital, we would have to forego future acquisitions.

Beyond the funding of future acquisitions and development activity, our medium and long-term capital needs will generally include the retirement of mortgage debt, amounts outstanding under our secured credit facility, and obligations under our tax indemnity agreements, if any. We remain committed to maintaining a flexible capital structure. Accordingly, in addition to the sources described above with respect to our short-term liquidity, we expect to meet our long-term liquidity needs through a combination of some or all of the following:

- The issuance by the operating partnership of the Company and/or their subsidiary entities of secured and unsecured debt securities;
- The incurrence by the subsidiaries of the operating partnership of mortgage indebtedness in connection with the acquisition or refinancing of hotel properties;
- The issuance of additional shares of our common stock or preferred stock;
- The issuance of additional units in the operating partnership;
- The selective disposition of non-core assets; and
- The sale or contribution of some of our wholly owned properties, development projects or development land to strategic joint ventures to be formed with unrelated investors, which would have the net effect of generating additional capital through such sale or contributions.

We anticipate that our available cash and cash equivalents and cash flows from operating activities, with cash available from borrowings and other sources, will be adequate to meet our capital and liquidity needs in both the short and long term. However, if these sources of funds are insufficient or unavailable, our ability to satisfy cash payment obligations and make stockholder distributions may be adversely affected.

### Mortgage Debt

We have $55.0 million of outstanding mortgage debt. The following table sets forth the mortgage debt outstanding at December 31, 2007:

| Property | Principal Balance as of December 31, 2007 | Prepayment Penalties | Interest Rate(1) | Maturity Date | Amortization Provisions |
|---|---|---|---|---|---|
| | (In thousands) | | | | |
| Crowne Plaza Jacksonville | $18,000 | (2) | 8.00% | Jul 2010 | None |
| Hilton Wilmington Riverside | 23,000 | (3) | 6.21% | Mar 2018 | 25 years(4) |
| Hilton Savannah DeSoto | 14,000 | (5) | 6.06% | Jul 2018 | 25 years(6) |
| Total | $55,000 | | | | |

(1) Fixed rate.

(2) The note may not be prepaid prior to July 2009. A prepayment may be made following that date without penalty.

(3) The note may not be prepaid prior to March 2014. Prepayment can be made with penalty thereafter until 90 days before maturity.

(4) The note provides for payments of interest only until March 2009 after which payments of principal and interest under a 25-year amortization schedule are due until the note matures in March 2018.

(5) The note may not be prepaid prior to July 2014. Prepayment can be made with penalty thereafter until 90 days before maturity.

(6) The note provides for payments of interest only until July 2010 after which payments of principal and interest under a 25-year amortization schedule are due until the note matures in July 2018.

## Contractual Obligations

The following table outlines our contractual obligations as of December 31, 2007, and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in thousands).

| Contractual Obligations | Payments due by period (in thousands) | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
| Mortgage loans, including interest | $ 91,819 | $4,010 | $26,650 | $ 6,965 | $54,194 |
| Revolving credit facility, including interest | 43,098 | 2,598 | 5,182 | 35,318 | — |
| Ground, building and office leases | 2,062 | 378 | 716 | 619 | 350 |
| Totals | $136,979 | $6,986 | $32,548 | $42,902 | $54,544 |

In connection with the acquisition of our six initial hotel properties, we entered into tax indemnity agreements that require us to indemnify the contributors of our initial properties against tax liabilities in the event we sell those properties in a taxable transaction during a 10-year period. Such indemnification obligations could result in aggregate payments of approximately $46.0 million. Our obligations under the tax indemnity agreements may effectively preclude us from selling or disposing of certain of the initial hotels in taxable transactions or reducing our consolidated indebtedness below approximately $11.0 million.

*Off Balance Sheet Arrangements.* Through a joint venture with Carlyle, we own a 25% indirect, non-controlling interest in an entity (the "JV Owner") that acquired the 311-room Crowne Plaza Hollywood Beach in Hollywood, Florida. We have the right to receive a pro rata share of operating surpluses as well as an obligation to fund our pro rata share of operating shortfalls. We also have the opportunity to earn an incentive participation in the net proceeds realized from the sale of the hotel based upon the achievement of certain overall investment returns, in addition to our pro rata share of net sale proceeds. The Crowne Plaza Hollywood Beach is leased to another entity (the "Joint Venture Lessee") in which we also own a 25% indirect, non-controlling interest. Carlyle owns a 75% controlling interest in both the JV Owner and Joint Venture Lessee. Carlyle may elect to dispose of the Crowne Plaza Hollywood Beach without our consent. We account for our non-controlling 25% interest in both the JV Owner and the Joint Venture Lessee under the equity method of accounting.

The acquisition of the property was funded in part by a mortgage loan in the amount of $57.6 million. The mortgage has a two-year term maturing on August 1, 2009 and bears interest at a rate of LIBOR plus additional interest of 1.94%. The loan can be extended for two one-year periods. The JV Owner executed an interest rate cap agreement capping LIBOR at 6.25%, effectively limiting the interest rate on the mortgage to 8.19%. Monthly interest-only payments are due throughout the term. The Crowne Plaza Hollywood Beach secures the mortgage. We have provided the lender limited guarantees with respect to this mortgage.

*Distributions to Stockholders.* We have elected to be taxed as a REIT commencing with our taxable year ending December 31, 2004. To maintain qualification as a REIT, we are required to make annual distributions to our stockholders of at least 90% of our REIT taxable income, (excluding net capital gain, which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). The amount, timing and frequency of distributions will be authorized by our board of directors and declared by us based upon a variety of factors deemed relevant by our directors, and no assurance can be given that our distribution policy will not change in the future. Our ability to pay distributions to our stockholders will depend, in part, upon our receipt of distributions from our operating partnership which may depend upon receipt of lease payments with respect to our properties from our TRS Lessee, and in turn, upon the management of our properties by our hotel manager. Distributions to our stockholders will generally be taxable to our stockholders as ordinary income; however, because a portion of our investments will be equity ownership interests in hotels, which will result in depreciation and non-cash charges against our income, a portion of our distributions may constitute a tax-free return of capital. To the extent not inconsistent with maintaining our REIT status, our TRS Lessee may retain any after-tax earnings.

### Inflation

We generate revenues primarily from lease payments from our TRS Lessee and net income due to the operations of our TRS Lessee. Therefore, we rely primarily on the performance of our properties and the ability of our hotel manager to increase revenues and keep pace with inflation.

Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. However, competitive pressures at some or all of our hotels may limit the ability of our management company to raise room rates.

### Seasonality

The operations of our properties historically have been seasonal. The periods from mid-November through mid-February are traditionally slow. The months of March and April are traditionally strong, as is October. The remaining months are generally good, but are subject to the weather and can vary significantly.

### Geographic Concentration

Our hotels are located in North Carolina, Georgia, Maryland, Pennsylvania, Florida and Indiana (upon the re-opening of the property as the Sheraton Riverside Louisville).

### Competition

The hotel industry is highly competitive with various participants competing on the basis of price, level of service and geographic location. Each of our hotels is located in a developed area that includes other hotel properties. The number of competitive hotel properties in a particular area could have a material adverse effect on occupancy, average daily rate ("ADR") and revenue per available room ("RevPAR") of our hotels or at hotel properties acquired in the future. We believe that brand recognition, location, the quality of the hotel, consistency of services provided, and price, are the principal competitive factors affecting our hotels.

### Critical Accounting Policies

The critical accounting policies are described below. We consider these policies critical because they involve difficult management judgments and assumptions, are subject to material change from external factors or are pervasive, and are significant to fully understand and evaluate our reported financial results.

*Investment in Hotel Properties*. Hotel properties are stated at cost, net of any impairment charges, and are depreciated using the straight-line method over an estimated useful life of 7-39 years for buildings and 3-10 years for furniture and equipment. In accordance with generally accepted accounting principles, the majority interests in hotels comprising our accounting predecessor, MHI Hotels Services Group, and minority interests held by the controlling holders of our accounting predecessor in hotels acquired from third parties are recorded at historical cost basis. Minority interests in those entities that comprise our accounting predecessor and the interests in hotels, other than those held by the controlling members of our accounting predecessor, acquired from third parties are recorded at fair value.

We review our hotel properties for impairment whenever events or changes in circumstances indicate the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause us to perform our review include, but are not limited to adverse changes in the demand for lodging at our properties due to declining national or local economic conditions and/or new hotel construction in markets where our hotels are located. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows from operating activities and the proceeds from the ultimate disposition of a hotel property exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying value to the related hotel property's estimated fair market value is recorded and an impairment loss is recognized.

There have been no charges for impairment recorded in 2007, 2006 or 2005.

We estimate the fair market values of our properties through cash flow analysis taking into account each property's expected cash flow generated from operations, holding period and expected proceeds from ultimate disposition. These cash flow analyses are based upon significant management judgments and assumptions including revenues and operating costs, growth rates and economic conditions at the time of ultimate disposition. In projecting the expected cash flows from operations of the asset, we base our estimates on future projected net operating income before depreciation and eliminating non-recurring operating expenses, which is a non-GAAP operational measure, and deduct expected capital expenditure requirements. We then apply growth assumptions based on estimated changes in room rates and expenses and the demand for lodging at our properties, as impacted by local and national economic conditions and estimated or known future new hotel supply. The estimated proceeds from disposition are determined as a matter of management's business judgment based on a combination of anticipated cash flow in the year of disposition, terminal capitalization rate, ratio of selling price to gross hotel revenues and selling price per room.

If actual conditions differ from those in our assumptions, the actual results of each asset's operations and fair market value could be significantly different from the estimated results and value used in our analysis.

*Revenue Recognition.* Hotel revenues, including room, food, beverage and other hotel revenues, are recognized as the related services are delivered. We generally consider accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If we determine that amounts are uncollectible, which would generally be the result of a customer's bankruptcy or other economic downturn, such amounts will be charged against operations when that determination is made.

*Income Taxes.* We record a valuation allowance to reduce deferred tax assets to an amount that we believe is more likely than not to be realized. Because of expected future taxable income of our TRS lessee, we have not recorded a valuation allowance to reduce our net deferred tax asset as of December 31, 2007. Should our estimate of future taxable income be less than expected, we would record an adjustment to the net deferred tax asset in the period such determination was made.

**Recent Accounting Pronouncements**

In December 2007, the FASB Statement 141R, "Business Combinations" ("SFAS 141R") was issued. SFAS 141R replaces SFAS 141. SFAS 141R requires the acquirer of a business to recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value. SFAS 141R also requires transactions costs related to the business combination to be expensed as incurred. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The effective date for the Company will be January 1, 2009. We have not yet determined the impact of SFAS 141R related to future acquisitions, if any, on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 allows entities to voluntarily choose, at specified election dates, to measure many financial assets and liabilities at fair value. The effective date for the Company is January 1, 2008. We are evaluating the impact of the provisions of SFAS 159 on its consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by creating a framework for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions that they have taken or expect to take in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company beginning January 1, 2007. We do not believe adoption will have a material impact on our results of operations or financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *"Fair Value Measurements"* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures required for fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require fair value measurements; it does not require any new fair value measurements. SFAS 157 is effective for the Company on a prospective basis for the reporting period beginning January 1, 2008. We do not believe adoption will have a material impact on our results of operations or financial position.

In November 2005, FASB issued FSP FAS 115-1 and FAS 124-1, *"The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"* ("FSP FAS 115-1"), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP FAS 115-1 also includes accounting considerations subsequent to the recognition of an other-than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 became effective for reporting periods beginning after December 15, 2005. We adopted FSP FAS 115-1 in the second quarter of fiscal 2006. The adoption of FSP FAS 115-1 did not have a material impact on our consolidated results or financial condition.

In November 2005, the FASB issued FSP FAS 123(R)-3, *"Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards"* ("FSP FAS 123(R)-3"). FSP FAS 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact on the accumulated paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R). The adoption of FSP FAS 123(R)-3 did not have a material impact on our consolidated results or financial condition.

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154, *"Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3"* ("SFAS 154"). SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle, and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 became effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of FAS 154 did not have a material impact on our results of operations or financial condition.

In February 2005, the FASB issued Emerging Issues Task Force Issue No. 03-13, *"Applying the Conditions of Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations"* ("EITF 03-13"). EITF 03-13 gives guidance on how to evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from ongoing operations and the types of continuing involvement that constitute significant continuing involvement in the operations of the disposed component. The adoption of EITF 03-13 did not have a material impact on the Company's results of operations, financial position or cash flows.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (Revised 2004), *"Shared-Based Payment"* ("SFAS 123R"). SFAS 123R is a revision of SFAS No. 123, *"Accounting for Stock-Based Compensation,"* and supersedes Accounting Principles Board Opinion No. 25 *"Accounting for Stock Issued to Employees"* and its related implementation guidance. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services through share-based payment transactions. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for the award of equity instruments based on the fair value of the award at the date of grant. The cost will be recognized over the period during which an employee is required to provide services in exchange for the award. SFAS 123R became effective as of the beginning of the first interim or annual reporting period that begins after January 1, 2006. We have adopted SFAS 123R. For a discussion of the impact of such adoption, please see the Stock-based Compensation section of Note 2, Summary of Significant Accounting Policies, to the Company's consolidated financial statements provided in this report.

### Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The effects of potential changes in interest rates are discussed below. Our market risk discussion includes "forward-looking statements" and represents an estimate of possible changes in fair value or future earnings that would occur assuming hypothetical future movements in interest rates. These disclosures are not precise indicators of expected future losses, but only indicators of reasonably possible losses. As a result, actual future results may differ materially from those presented. The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market interest rates.

To meet in part our long-term liquidity requirements, we will borrow funds at a combination of fixed and variable rates. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. Our revolving credit facility with BB&T required us to hedge at least one-half of the total commitment with an interest-rate swap, which we executed on August 8, 2006 on a notional amount of $30.0 million. As of December 31, 2007, derivative contracts with a fair value of approximately $1.2 million were included in accrued liabilities. From time to time we may enter into other interest rate hedge contracts such as collars, swaps, and treasury lock agreements in order to mitigate our interest rate risk with respect to various debt instruments. We do not hold or issue these derivative contracts for trading or speculative purposes.

As of December 31, 2007, we had $55.0 million of fixed-rate long-term debt and approximately $34.4 million of variable-rate debt. The weighted average interest rate on the fixed-rate long-term debt was 6.76%. A change in market interest rates on the fixed portion of our debt would impact the fair value of the debt, but have no impact on interest incurred or cash flows. Our variable-rate debt is exposed to changes in interest rates, specifically the change in 30-day LIBOR, but would be limited to the effect on the gap between the balance on the revolving credit facility and the $30.0 million notional amount of the interest-rate swap executed August 8, 2006. Assuming that the amount outstanding under our credit facility remains at $34.4 million, the balance at December 31, 2007, the impact on our annual interest incurred and cash flows of a one percent change in interest rate would be $44,000.

As of December 31, 2006, we had approximately $41.6 million of fixed-rate long-term debt and approximately $15.2 million of variable-rate debt. The weighted average interest rate on the fixed-rate long-term debt was 7.95%.

### Item 8. *Financial Statements and Supplementary Data*

See Index to Financial Statements and Financial Statement Schedules on page F-1.

### Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

### Item 9A. *Controls and Procedures*

#### Disclosure Controls and Procedures

Our management, under the supervision and participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as required by paragraph (b) of Rules 13a-15 and 15d-15 under the Exchange Act), as of December 31, 2007. Based on that evaluation, our Chief Executive Officer and Chief Financial officer have concluded that, as of December 31, 2007, our disclosure controls and procedures were effective and designed to ensure that (i) information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported with the time periods specified in the SEC's rules and instructions, and (ii) information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of the controls can provide absolute assurance that all control issues and instances of fraud, if any, within MHI Hospitality Corporation have been detected.

### Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness over internal control over financial reporting as of December 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework*. Our management identified a significant deficiency noted by our external auditors during the course of their 2007 audit related to the placing in service of components of extensive renovation projects. Our management does not believe that it constitutes a material weakness and has subsequently implemented additional internal controls and procedures to eliminate this significant deficiency in our internal controls over financial reporting. Our management has concluded that, as of December 31, 2007, our internal control over financial reporting is effective based on these criteria.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

### Changes in Internal Control over Financial Reporting

There was no change in MHI Hospitality Corporation's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a-15 and 15d-15 under the Exchange Act during MHI Hospitality Corporation's last fiscal quarter that materially affected, or is reasonably likely to materially affect, MHI Hospitality Corporation's internal control over financial reporting.

### Item 9B. *Other Information*

None.

## PART III

The information required by Items 10-14 is incorporated by reference to our proxy statement for the 2007 annual meeting of stockholders (to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this report).

### Item 10. *Directors, Executive Officers and Corporate Governance*

The Company adopted a code of business conduct and ethics, including a conflicts of interest policy that applies to its principal executive officer, principal financial officer, principal accounting officer or controller performing similar functions. We intend to maintain the highest standards of ethical business practices and compliance with all laws and regulations applicable to our business. A copy of the Company's Code of Business Conduct is posted on the Company's external website at www.MHIHospitality.com. The company intends to post to its website any amendments to or waivers of its code.

Information on our directors is incorporated by reference to our 2008 proxy statement.

### Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to our 2008 proxy statement.

### Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

(a) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Information required by this item is incorporated herein by reference to the Section captioned "Voting Securities and Principal Holders Thereof—Security Ownership of Certain Beneficial Owners" of the Proxy Statement.

(b) SECURITY OWNERSHIP OF MANAGEMENT

Information required by this item is incorporated herein by reference to the sections captioned "Voting Securities and Principal Holders Thereof—Security Ownership of Certain Beneficial Owners" and "Proposal I—Election of Directors" of the Proxy Statement.

(c) CHANGES IN CONTROL

Management of the Company knows of no arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Set forth below is information as of December 31, 2007 with respect to compensation plans under which equity securities of the Registrant are authorized for issuance.

## EQUITY COMPENSATION PLAN INFORMATION

| | (A) NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS | (B) WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS | (C) NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE |
|---|---|---|---|
| Equity compensation plans approved by security holders: | | | |
| 2004 Long Term Incentive Plan[1] | — | — | 323,000 |
| Equity compensation plans not approved by security holders: | | | |
| None | | | |
| Total | N/A | N/A | N/A |

(1) On December 21, 2004, we granted 4,000 shares (1,000 each) of restricted stock to our independent directors that vested on December 21, 2005.

On June 1, 2006, we granted 4,000 shares (1,000 shares each) of restricted stock to our independent directors that vested on December 31. 2006.

On June 16, 2006, the Nominating, Corporate Governance and Compensation Committee granted 4,000 shares of restricted stock to certain employees of the Company.

On January 16, 2007, we granted 6,000 shares (1,500 shares each) of restricted stock to our independent directors that vested on December 31, 2007. On February 27, 2007, 1,500 shares of restricted stock were forfeited due to the resignation of one of the directors. On April 27, 2007, 1,500 shares of restricted stock were issued to a new independent director that also vested on December 31, 2007.

On January 23, 2007, we issued 5,000 shares of restricted stock to Mr. Andrew Sims and 4,000 shares of restricted stock to Mr. William Zaiser. On March 13, 2006, the Nominating, Corporate Governance and Compensation Committee had granted these deferred awards, which vested on December 31, 2006.

On January 1, 2008, we issued 10,000 shares of stock to Mr. David Folsom pursuant to the terms of his employment agreement dated January 9, 2006. We also granted 14,000 shares of restricted stock to Mr. Folsom on January 14, 2008 pursuant to the first amendment to that agreement. These shares are included in the number of securities remaining available for future issuance at December 31, 2007 in the table above.

On February 6, 2008, we granted 6,000 shares (1,500 each) of restricted stock to our independent directors that will vest on December 31, 2008.

On February 6, 2008, we granted 7,550 shares of stock to Mr. Andrew Sims, 3,550 shares of stock to Mr. William Zaiser and 1,813 shares of stock to Mr. David Folsom.

### Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference to our 2008 proxy statement.

### Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference to our 2008 proxy statement.

## PART IV

**Item 15.** ***Exhibits and Financial Statement Schedules***



All other schedules for which provision is made in Regulation S-X are either not required to be included herein under the related instructions or are inapplicable or the related information is included in the footnotes to the applicable financial statement and, therefore, have been omitted.

**The following exhibits are filed as part of this Form 10-K:**

| **Exhibits** | |
|---|---|
| 3.1 | Articles of Amendment and Restatement of MHI Hospitality Corporation.(1) |
| 3.2 | Amended and Restated Bylaws of MHI Hospitality Corporation.(2) |
| 3.3 | Amended and Restated Agreement of Limited Partnership of MHI Hospitality, L.P.(2) |
| 4. | Form of Common Stock Certificate.(2) |
| 10.1 | MHI Hospitality Corporation 2004 Omnibus Stock Incentive Plan.(2)* |
| 10.2 | Form of Executive Employment Agreement between MHI Hospitality Corporation and Andrew M. Sims.(3)* |

**Exhibits**

| | |
|---|---|
| 10.3 | Form of Executive Employment Agreement between MHI Hospitality Corporation and William J. Zaiser.[(3)]* |
| 10.4 | Form of Strategic Alliance Agreement between MHI Hospitality Corporation, MHI Hospitality, L.P. and MHI Hotels Services, LLC.[(1)] |
| 10.5 | Form of Master Management Agreement by and between MHI Hospitality TRS, LLC and MHI Hotels Services, LLC.[(4)] |
| 10.5A | Amendment Number 2, dated January 14, 2008 to the Master Management Agreement, dated December 21, 2004, as amended, by and between MHI Hospitality TRS, LLC and MHI Hotels Services, LLC.[(5)] |
| 10.6 | Contribution Agreement dated August 23, 2004 by and between the owners of Capitol Hotel Associates L.P., L.L.P. and MHI Hospitality, L.P.[(6)] |
| 10.7 | Contribution Agreement dated August 23, 2004 by and between the owners of Savannah Hotel Associates LLC and MHI Hospitality, L.P.[(6)] |
| 10.8 | Contribution Agreement dated August 23, 2004 by and between KDCA Partnership, MAVAS LLC, and MHI Hospitality, L.P.[(2)] |
| 10.9 | Contribution Agreement dated September 8, 2004 by and between Elpizo Limited Partnership, Phileo Land Corporation and MHI Hospitality, L.P.[(2)] |
| 10.10 | Asset Purchase Agreement dated August 19, 2004 by and between Accord LLC, West Laurel Corporation and MHI Hotels Services, LLC.[(2)] |
| 10.11 | Form of Agreement to Assign and Sublease Common Space Lease and Form of Sublease by and between MHI Hospitality L.P. and MHI Hotels, LLC.[(2)] |
| 10.12 | Form of Agreement to Assign and Sublease Commercial Space Lease and Form of Sublease by and between MHI Hospitality L.P. and MHI Hotels Two, Inc.[(2)] |
| 10.13 | Form of Lease Agreement with MHI Hospitality TRS, LLC.[(1)] |
| 10.14 | Management Restructuring Agreement by and between MHI Hospitality TRS, LLC, MHI Hotels Services, LLC and MHI Hospitality, L.P.[(7)] |
| 10.15 | Form of Contribution Agreement by and between MHI Hotels Services, LLC, MHI Hotels, LLC and MHI Hotels Two, Inc.[(2)] |
| 10.16 | Loan Agreement dated as of July 22, 2006, by and between MHI Jacksonville LLC and Mercantile Safe Deposit and Trust Company.[(8)] |
| 10.17 | Promissory Note dated as of July 22, 2006, made by MHI Jacksonville LLC to Mercantile Safe Deposit and Trust Company.[(8)] |
| 10.18 | Purchase, Sale and Contribution Agreement by and between BIT Holdings Seventeen, Inc, MHI Hospitality, L.P., and MHI Hotels, LLC.[(9)] |
| 10.19 | Purchase Agreement by and between MCZ/Centrum Florida VI and MHI Hollywood LLC.[(10)] |
| 10.19A | Third Amendment to Purchase Agreement by and between MCZ/Centrum Florida XIX, LLC and MHI Hollywood, LLC.[(11)] |
| 10.19B | Fourth Amendment to Purchase Agreement by and between MCZ/Centrum Florida XIX, LLC and MHI Hollywood, LLC, dated September 1, 2006.[(11)] |
| 10.19C | Fifth Amendment to Purchase Agreement by and between MCZ/Centrum Florida XIX, LLC and MHI Hollywood, LLC.[(12)] |

**Exhibits**

| | |
|---|---|
| 10.20 | Employment Agreement dated as of January 9, 2006, between MHI Hospitality Corporation and David R. Folsom.(13)* |
| 10.20A | First Amendment, dated January 1, 2008, to the Employment Agreement, dated January 9, 2006, between MHI Hospitality Corporation and David R. Folsom.(5) |
| 10.21 | Credit Agreement dated as of May 8, 2006, among MHI Hospitality Corporation, MHI Hospitality, L.P., MHI Hospitality TRS Holding, Inc. as Borrowers and the Initial Guarantors Listed Herein and the Lenders Listed Herein: KeyBank National Association, as Syndication Agent, Regions Bank as Co Documentation Agent, Manufacturers and Traders Trust Company as Co Documentation Agent and Branch Banking and Trust Company.(14) |
| 10.21A | First Amendment to Credit Agreement, dated August 1, 2007.(15) |
| 10.22 | Purchase Agreement dated as of June 15, 2006, by and between Jay Ganesh, Inc., Hiren Patel, and Capitol Hotel Associates, LP.(16) |
| 10.22A | First Amendment to the Purchase Agreement dated as of June 15, 2006, by and between Jay Ganesh, Inc., Hiren Patel, and Capitol Hotel Associates, LP, dated as of July 25, 2006.(16) |
| 10.22B | Second Amendment to the Purchase Agreement dated as of June 15, 2006, by and between Jay Ganesh, Inc., Hiren Patel, and Capitol Hotel Associates, LP, dated as of August 4, 2006.(16) |
| 10.23 | Purchase Agreement dated July 6, 2006, between Riverfront Inn, LLC and MHI Hospitality Corporation.(17) |
| 10.24 | Strategic Alliance Agreement dated September 8, 2006 by and among MHI Hospitality, L.P., MHI Hospitality Corporation and Coakley & Williams Hotel Management Company.(18) |
| 10.25 | Promissory Note dated March 29, 2007, made by Capitol Hotel Associates, L.P., L.L.P. and MONY Life Insurance Company.(19) |
| 10.26A | Limited Liability Company Agreement of MHI/Carlyle Hotel Investment Program I, L.L.C. dated April 26, 2007.(20) |
| 10.26B | Limited Liability Company Agreement of MHI/Carlyle Hotel Lessee Program I, L.L.C. dated April 26, 2007.(20) |
| 10.26C | Program Agreement for MHI/Carlyle Hotel Investment Program I, L.L.C. and MHI/Carlyle Hotel Lessee Program I, L.L.C. dated April 26, 2007.(20) |
| 10.27 | Agreement to Purchase Hotel dated May 25, 2007 between MCZ/Centrum Florida VI Owner, L.L.C. and MHI Hollywood LLC.(12) |
| 10.28 | Purchase Agreement between MHI Hospitality Corporation and VanTampa Plaza Hotel, Inc. dated July 16, 2007(15) |
| 10.29 | Employment Agreement dated May 25, 2007 between MHI Hospitality Corporation and Julia Farr Connolly.(21) |
| 10.30 | Promissory Note dated August 2, 2007 made by Savannah Hotel Associates L.L. C., to the order of MONY Life Insurance Company(15) |
| 21.1 | List of Subsidiaries of MHI Hospitality Corporation. |
| 23.1 | Consent of PKF Witt Mares, PLC. |
| 31.1 | Certification of President and Chief Executive Officer pursuant to Exchange Act Rule 13(a)-14 and 15(d)-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |

**Exhibits**

| | |
|---|---|
| 31.2 | Certification of Chief Financial Officer pursuant to Exchange Act Rule 13(a)-14 and 15(d)-14, as adopted, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1 | Certification of President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350 of the Sarbanes-Oxley Act of 2002. |
| 32.2 | Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 of the Sarbanes-Oxley Act of 2002. |

---

(1) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Pre-Effective Amendment No. 1 to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission on October 20, 2004. (333-118873)

(2) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Pre-Effective Amendment No. 5 to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission on December 13, 2004. (333-118873)

(3) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Pre-Effective Amendment No. 4 to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission on November 29, 2004. (333-118873)

(4) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Pre-Effective Amendment No. 2 to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission on November 2, 2004. (333-118873)

(5) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 18, 2008.

(6) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Pre-Effective Amendment No. 6 to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission on December 15, 2004. (333-118873)

(7) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Pre-Effective Amendment No. 3 to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission on November 15, 2004. (333-118873)

(8) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2005.

(9) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, filed with the Securities and Exchange Commission on August 11, 2005.

(10) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, filed with the Securities and Exchange Commission on November 10, 2005.

(11) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 28, 2006.

(12) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2007.

(13) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 23, 2006.

(14) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, filed with the Securities and Exchange Commission on May 11, 2006.

(15) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2007.

(16) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, filed with the Securities and Exchange Commission on August 8, 2006.

(17) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 26, 2006.
(18) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on March 23, 2007.
(19) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2007.
(20) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 2, 2007.
(21) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, filed with the Securities and Exchange Commission on August 7, 2007.
* Denotes management contract and/or compensatory plan/arrangement.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MHI HOSPITALITY CORPORATION

By: /s/ ANDREW M. SIMS
**Andrew M. Sims**
**President and Chief Executive Officer**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ ANDREW M. SIMS<br>**Andrew M. Sims** | President, Chief Executive Officer and Chairman of the Board of Directors | March 26, 2008 |
| /s/ WILLIAM J. ZAISER<br>**William J. Zaiser** | Chief Financial Officer and Secretary | March 26, 2008 |
| /s/ ANTHONY E. DOMALSKI<br>**Anthony E. Domalski** | Chief Accounting Officer | March 26, 2008 |
| /s/ J. PAUL CAREY<br>**J. Paul Carey** | Director | March 26, 2008 |
| /s/ JAMES. P. O'HANLON<br>**James P. O'Hanlon** | Director | March 26, 2008 |
| /s/ CHRISTOPHER L. SIMS<br>**Christopher Sims** | Director | March 26, 2008 |
| /s/ KIM E. SIMS<br>**Kim Sims** | Director | March 26, 2008 |
| /s/ EDWARD S. STEIN<br>**Edward Stein** | Director | March 26, 2008 |
| /s/ ANTHONY C. ZINNI<br>**General Anthony C. Zinni** | Director | March 26, 2008 |

## INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

The Board of Directors
MHI Hospitality Corporation
Williamsburg, Virginia

We have audited the accompanying consolidated balance sheets of MHI Hospitality Corporation and subsidiaries as of December 31, 2007 and 2006, the related consolidated statements of operations, owners' equity, and cash flows for each of the years in the three- year period ended December 31, 2007. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedules of real estate and accumulated depreciation and mortgage loans and interest earned on real estate. These consolidated financial statements and the financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of MHI Hospitality Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated and combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ PKF Witt Mares, PLC

PKF Witt Mares, PLC

Williamsburg, Virginia
March 6, 2008

## MHI HOSPITALITY CORPORATION

## CONSOLIDATED BALANCE SHEETS
## DECEMBER 31, 2007 AND 2006

| | 2007 | 2006 |
|---|---|---|
| ***ASSETS*** | | |
| *Investment in hotel properties, net* | $109,430,559 | $103,070,459 |
| *Properties under development* | 31,237,237 | 8,345,945 |
| *Investment in joint venture* | 5,583,072 | — |
| *Cash and cash equivalents* | 3,988,700 | 1,445,491 |
| *Restricted cash* | 1,750,029 | 2,522,234 |
| *Accounts receivable* | 1,666,417 | 2,143,426 |
| *Accounts receivable-affiliate* | 11,814 | 195,859 |
| *Prepaid expenses, inventory and other assets* | 2,550,112 | 1,979,371 |
| *Notes receivable* | 400,000 | 4,430,000 |
| *Shell Island lease purchase, net* | 2,264,705 | 2,676,470 |
| *Deferred financing costs, net* | 1,076,345 | 793,558 |
| ***TOTAL ASSETS*** | **$159,958,990** | **$127,602,813** |
| ***LIABILITIES*** | | |
| *Line of credit* | $ 34,387,858 | $ 15,228,232 |
| *Mortgage loans* | 55,000,000 | 41,607,099 |
| *Accounts payable and accrued liabilities* | 8,478,441 | 5,429,990 |
| *Dividends and distributions payable* | 1,807,883 | 1,805,333 |
| *Advance deposits* | 408,912 | 509,084 |
| ***TOTAL LIABILITIES*** | 100,083,094 | 64,579,738 |
| *Minority Interest in Operating Partnership* | 19,689,453 | 21,001,287 |
| *Commitments and contingencies (see Note 9)* | | |
| ***OWNERS' EQUITY*** | | |
| *Preferred stock, par value $0.01, 1,000,000 shares authorized, 0 shares issued and outstanding* | — | — |
| *Common stock, par value $0.01, 49,000,000 shares authorized, 6,897,000 shares and 6,712,000 shares issued and outstanding at December 31, 2007 and 2006, respectively* | 68,970 | 67,120 |
| *Additional paid in capital* | 48,321,505 | 47,947,267 |
| *Accumulated deficit* | (8,204,032) | (5,992,599) |
| ***TOTAL OWNERS' EQUITY*** | 40,186,443 | 42,021,788 |
| ***TOTAL LIABILITIES AND OWNERS' EQUITY*** | **$159,958,990** | **$127,602,813** |

**The accompanying notes are an integral part of these financial statements.**

## MHI HOSPITALITY CORPORATION

## CONSOLIDATED STATEMENTS OF OPERATIONS YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| ***REVENUE*** | | | |
| *Rooms department* | $46,544,928 | $43,902,272 | $36,125,187 |
| *Food and beverage department* | 19,549,325 | 19,140,975 | 16,449,821 |
| *Other operating departments* | 3,720,126 | 4,198,550 | 2,598,546 |
| ***Total revenue*** | **69,814,379** | **67,241,797** | **55,173,554** |
| ***EXPENSES*** | | | |
| *Hotel operating expenses* | | | |
| *Rooms department* | 12,265,770 | 12,105,920 | 9,957,696 |
| *Food and beverage department* | 13,661,511 | 13,006,643 | 11,361,380 |
| *Other operating departments* | 865,256 | 868,631 | 728,234 |
| *Indirect* | 25,084,554 | 24,230,330 | 20,333,108 |
| ***Total hotel operating expenses*** | **51,877,091** | **50,211,524** | **42,380,418** |
| *Depreciation and amortization* | 5,050,234 | 4,916,721 | 4,071,774 |
| *Corporate general and administrative* | 3,137,349 | 2,591,180 | 2,071,646 |
| ***Total operating expenses*** | **60,064,674** | **57,719,425** | **48,523,838** |
| ***NET OPERATING INCOME*** | **9,749,705** | **9,522,372** | **6,649,716** |
| *Other income (expense)* | | | |
| *Interest expense* | (4,211,785) | (4,261,422) | (2,802,230) |
| *Interest income* | 132,715 | 253,954 | 126,741 |
| *Equity loss in joint venture* | (1,023,083) | — | — |
| *Unrealized(loss) on hedging activities* | (771,792) | (176,729) | — |
| *Gain (Loss) on disposal of assets* | (239,664) | 48,853 | (235,378) |
| ***Net income before minority interest in operating partnership and income taxes*** | **3,636,096** | **5,387,028** | **3,738,849** |
| *Minority interest in operating partnership* | (1,362,967) | (1,889,387) | (1,407,268) |
| *Income tax (provision) benefit* | 187,888 | (253,966) | 257,218 |
| ***Net income from continuing operations*** | **2,461,017** | **3,243,675** | **2,588,799** |
| *Net loss from discontinued operations, net* | — | (62,663) | (107,348) |
| ***NET INCOME*** | **$ 2,461,017** | **$ 3,181,012** | **$ 2,481,451** |
| *Continuing operations per share* | | | |
| *Basic* | $ 0.36 | $ 0.48 | $ 0.39 |
| *Diluted* | $ 0.36 | $ 0.48 | $ 0.39 |
| *Discontinued operations per share* | | | |
| *Basic* | $ 0.00 | $ (0.01) | $ (0.02) |
| *Diluted* | $ 0.00 | $ (0.01) | $ (0.02) |
| *Net income (loss) per share* | | | |
| *Basic* | $ 0.36 | $ 0.47 | $ 0.37 |
| *Diluted* | $ 0.36 | $ 0.47 | $ 0.37 |
| *Weighted average number of shares outstanding* | | | |
| *Basic* | 6,843,736 | 6,708,526 | 6,667,562 |
| *Diluted* | 6,903,736 | 6,775,775 | 6,667,562 |

**The accompanying notes are an integral part of these financial statements.**

**MHI HOSPITALITY CORPORATION**

**CONSOLIDATED STATEMENT OF OWNERS' EQUITY**

| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| | Shares | Par Value | | | |
| Balances at December 31, 2004 | 6,004,000 | $60,040 | $42,221,495 | $(2,534,222) | $39,747,313 |
| Sale of common shares in connection with over-allotment of initial public offering | 700,000 | 7,000 | 6,993,000 | — | 7,000,000 |
| Underwriters fees, offering expenses and issuance costs related to over-allotment | — | — | (490,000) | — | (490,000) |
| Adjustment to minority interest in operating partnership | — | — | (964,148) | — | (964,148) |
| Net Income | — | — | — | 2,481,451 | 2,481,451 |
| Dividends declared | — | — | — | (4,558,720) | (4,558,720) |
| Balances at December 31, 2005 | 6,704,000 | 67,040 | 47,760,347 | (4,611,491) | 43,215,896 |
| Net Income | — | — | — | 3,181,012 | 3,181,012 |
| Issuance of restricted common stock awards | 8,000 | 80 | 72,920 | — | 73,000 |
| Amortization of deferred stock grants | — | — | 114,000 | — | 114,000 |
| Dividends declared | — | — | — | (4,562,120) | (4,562,120) |
| Balances at December 31, 2006 | 6,712,000 | 67,120 | 47,947,267 | (5,992,599) | 42,021,788 |
| Net Income | — | — | — | 2,461,017 | 2,461,017 |
| Issuance of restricted common stock awards | 15,000 | 150 | 145,710 | — | 145,860 |
| Conversion of units in operating partnership to common stock | 170,000 | 1,700 | 114,528 | — | 116,228 |
| Amortization of deferred stock grants | — | — | 114,000 | — | 114,000 |
| Dividends declared | — | — | — | (4,672,450) | (4,672,450) |
| Balances at December 31, 2007 | 6,897,000 | $68,970 | $48,321,505 | $(8,204,032) | $40,186,443 |

**The accompanying notes are an integral part of these financial statements.**

## MHI HOSPITALITY CORPORATION

## CONSOLIDATED STATEMENTS OF CASH FLOWS
## YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| ***Cash flows from operating activities:*** | | | |
| *Net income* | $ 2,461,017 | $ 3,181,012 | $ 2,481,451 |
| *Adjustments to reconcile net income to net cash provided by operating activities:* | | | |
| *Depreciation and amortization* | 5,050,234 | 5,053,589 | 4,309,575 |
| *Equity in loss of joint venture* | 1,023,083 | — | — |
| *(Gain) loss on disposal of assets* | 239,664 | (48,853) | 235,378 |
| *Unrealized loss on hedging activities* | 771,792 | 176,729 | — |
| *Amortization of deferred financing costs* | 282,170 | 236,309 | 77,436 |
| *Charges related to equity-based compensation* | 259,860 | 187,000 | — |
| *Minority interest in operating partnership/ predecessor* | 1,362,967 | 1,852,888 | 1,436,064 |
| *Changes in assets and liabilities:* | | | |
| *Restricted cash* | (58,818) | 356,676 | (360,880) |
| *Accounts receivable* | 477,009 | (48,233) | (934,034) |
| *Inventory, prepaid expenses and other assets* | (1,443,084) | (54,720) | (390,789) |
| *Accounts payable and accrued liabilities* | 2,276,660 | (85,596) | (70,300) |
| *Advance deposits* | (100,172) | 242,427 | (69,645) |
| *Due from affiliates* | 184,045 | 46,503 | 57,854 |
| *Net cash provided by operating activities* | 12,786,427 | 11,095,731 | 6,772,110 |
| ***Cash flows from investing activities:*** | | | |
| *Acquisition of hotel properties* | (13,822,910) | (7,736,380) | (3,693,998) |
| *Improvements and additions to hotel properties* | (19,434,274) | (6,998,616) | (9,066,315) |
| *Investment in joint venture* | (6,606,155) | — | — |
| *Funding of restricted cash reserves* | (1,409,263) | (1,453,418) | (4,154,435) |
| *Proceeds from restricted cash reserves* | 2,240,288 | 3,082,531 | 821,961 |
| *Proceeds from sale of hotel properties* | — | 146,128 | — |
| *Proceeds of note receivable* | 4,030,000 | — | — |
| *Net cash used in investing activities* | (35,002,314) | (12,959,755) | (16,092,787) |
| ***Cash flows from financing activities:*** | | | |
| *Proceeds from sale of common stock* | — | — | 7,000,000 |
| *Payment of issuance costs related to sale of common stock* | — | — | (490,000) |
| *Minority partner distributions* | (2,556,023) | (2,657,173) | (1,962,085) |
| *Dividends paid* | (4,672,450) | (4,560,760) | (3,419,040) |
| *Payments on related party loans* | — | — | (2,000,000) |
| *Proceeds from line of credit* | 19,159,626 | 11,728,232 | 3,500,000 |
| *Proceeds of mortgage refinancing* | 13,851,780 | — | — |
| *Payment of deferred financing costs* | (564,958) | (622,751) | (54,496) |
| *Payment of mortgage loans* | (458,879) | (1,079,843) | (1,066,245) |
| *Net cash provided by financing activities* | 24,759,096 | 2,807,705 | 1,508,134 |
| *Net increase (decrease) in cash and cash equivalents* | 2,543,209 | 943,681 | (7,812,543) |
| *Cash and cash equivalents at the beginning of the year* | 1,445,491 | 501,810 | 8,314,353 |
| ***Cash and cash equivalents at the end of the year*** | $ 3,988,700 | $ 1,445,491 | $ 501,810 |
| ***Supplemental disclosures:*** | | | |
| *Cash paid during the year for interest* | $ 4,841,486 | $ 4,104,236 | $ 2,612,197 |
| *Cash paid during the year for income taxes* | $ 457,899 | $ 326,051 | $ — |
| ***Non-cash investing and financing activities:*** | | | |
| *Seller's note on purchase of Jacksonville Hilton* | $ — | $ — | $ 18,000,000 |
| *Issuance of units in operating partnership on purchase of Jacksonville Hilton* | $ — | $ — | $ 913,482 |
| *Seller's note on sale of Holiday Inn Downtown Williamsburg* | $ — | $ 4,430,000 | $ — |
| *Refinance of mortgage notes* | $ 23,148,220 | $ — | $ — |

**The accompanying notes are an integral part of these financial statements.**

## MHI HOSPITALITY CORPORATION

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### 1. Organization and Description of Business

MHI Hospitality Corporation (the "Company") is a self-advised real estate investment trust ("REIT") that was incorporated in Maryland on August 20, 2004 to own full-service upscale and mid-scale hotels located in primary and secondary markets in the Mid-Atlantic and Southeastern regions of the United States. The hotels operate under well-known national hotel brands such as Hilton, Crowne Plaza and Holiday Inn. The Company commenced operations on December 21, 2004 when it completed its initial public offering ("IPO") and thereafter consummated the acquisition of six hotel properties ("initial properties"). The Company utilized part of its net proceeds to repay approximately $25.0 million of mortgage indebtedness secured by the initial properties and paid an additional $16.9 million in cash related to the acquisition of the properties. The Company had approximately $12.9 million available in cash immediately following its formation.

The IPO consisted of the sale of 6,000,000 shares of common stock at a price of $10 per share, resulting in gross proceeds of $60 million and net proceeds (after deducting underwriting discounts and offering expenses) of approximately $54.8 million. On December 21, 2004 the Company issued 4,000 shares of restricted common stock to its independent directors. On January 19, 2005, the Company sold an additional 700,000 shares of common stock at a price of $9.30 per share, net of the underwriting discount, as a result of the exercise of the underwriters' over-allotment option, resulting in additional net proceeds of approximately $6.5 million. The total net proceeds from the IPO and the exercise of the underwriters' over-allotment option was approximately $61.3 million.

In December 2004 and January 2005, the Company contributed all of the net proceeds from the IPO and the exercise of the underwriters' over-allotment option to MHI Hospitality, L.P., a Delaware limited partnership (the "Operating Partnership"), in exchange for general and limited partnership interests in the Operating Partnership which approximated 63.7% as of January 19, 2005. The Operating Partnership used approximately $42.1 million of the net proceeds from the Company, along with 3,817,036 units of limited partnership interest, to acquire all of the equity interests in the entities that own or lease the initial properties.

On July 22, 2005, the Company acquired the Crowne Plaza Jacksonville (formerly, the Hilton Jacksonville Riverfront Hotel) in Jacksonville, Florida from BIT Holdings Seventeen, Inc., an affiliate of the AFL-CIO Building Investment Trust (the "Trust"), for an aggregate price of $22 million. The Trust, for which Mercantile Safe Deposit and Trust Company ("Mercantile") acts as trustee, financed a portion of the purchase price by extending an $18 million mortgage loan (the "Loan") to the purchaser. Pursuant to the terms of a Purchase Sale and Contribution Agreement dated May 20, 2005, MHI Hotels, LLC ("MHI Hotels"), an affiliate of MHI Hotels Services, LLC ("MHI Hotels Services"), contributed furniture, fixtures and equipment used in the operation of the Hotel and assigned all other rights relating to the property to the purchaser in exchange for 90,570 units in the Operating Partnership valued at approximately $913,000.

On May 9, 2006, the Company closed on a senior secured revolving credit facility for up to $60 million, which was syndicated by Branch Banking & Trust Company ("BB&T"). The facility replaced an existing $23 million facility with BB&T and will be used to fund acquisitions and working capital.

On August 10, 2006, the Company sold the Holiday Inn Downtown, in Williamsburg, VA for $4.75 million. The Company agreed to take back three promissory notes that totaled $4.33 million from the purchaser and received the remainder of the purchase price in cash. Promissory notes in the amount of $2.63 million, $1.4 million and $0.4 million were obtained from the purchaser with interest-only payments due monthly bearing rates of 8.0%, 8.5% and 8.0%, respectively. On February 6, 2007, the first of the three promissory notes was satisfied with a payment of $2.63 million. On March 14, 2007, the second of the three promissory notes was satisfied with a payment of $1.4 million. The third promissory note requires interest-only payments due monthly for the first four years and payments under a 20-year amortization schedule until it matures in August 2026. The promissory notes are secured by a security interest in the hotel and by personal guarantees of affiliates of the purchaser.

On September 20, 2006, the Company purchased the 186-room Louisville Ramada Riverfront Inn, located in Jeffersonville, Indiana for approximately $7.7 million including transfer costs. The hotel is located directly on the Ohio River, with unimpeded views of the Louisville skyline, and access to the center of downtown Louisville. The Company has closed the hotel to begin extensive renovations and plans to re-open the hotel as a Sheraton in April 2008. The purchase was structured to meet the requirements of an Internal Revenue Code Sec. 1031 like-kind exchange, enabling the Company to defer tax on all capital gains on the sale in August 2006 of its Williamsburg property. To facilitate the closing of the acquisition, MHI accessed approximately $7.6 million from its line of credit, and approximately $0.1 million in cash proceeds from the sale of its Williamsburg property.

On March 29, 2007, the Company closed a $23.0 million refinancing of the mortgage on the Hilton Wilmington Riverside. Approximately $13.8 million of the proceeds were used to satisfy the existing indebtedness. The remainder of the proceeds, approximately $9.2 million, is being used to fund renovations to the property. The new mortgage matures March 29, 2017 and bears interest at a rate of 6.21%, with payments of interest-only due for the first 24 months. Thereafter, payments of interest and principal are required under a 25-year amortization schedule.

On April 26, 2007, the Company entered into a program agreement and related operating agreements with CRP/MHI Holdings, LLC, an affiliate of Carlyle Realty Partners V, L.P. and The Carlyle Group ("Carlyle"). The agreements provide for the formation of entities to be jointly owned by the Company and Carlyle, which will source, underwrite, acquire, develop and operate hotel assets and/or hotel portfolios. Under the agreement, the Company will offer the joint venture the first right to acquire potential investment opportunities identified by the Company with total capitalization requirements in excess of $30.0 million. Carlyle has agreed to commit $100.0 million of equity capital to the joint venture through April 2010. Carlyle will fund up to 90% of the equity of an acquisition, and the Company will provide between 10% and 25%. The Company will receive an asset management fee of 1.5% of the gross revenues of the hotels owned by the venture. In addition, the Company will have a first right of offer with respect to any investment disposed by the joint venture. It is expected that hotels acquired by the joint venture will be managed by MHI Hotels Services, LLC ("MHI Hotels Services").

On July 16, 2007, the Company entered into a definitive agreement to purchase a 250-room hotel in Tampa, Florida, formerly known as the Tampa Clarion Hotel for the aggregate purchase price of $13.5 million. The hotel is located in Tampa's Westshore corridor and is within two miles of the Tampa International Airport. The Company intends to make extensive renovations and re-brand the hotel, as is consistent with the Company's repositioning strategy.

On August 1, 2007, the Company entered into an amendment to its credit agreement with BB&T, as administrative agent and lender, dated May 8, 2006. The amended credit agreement with BB&T and certain other lenders reduced the rate of interest on the Company's revolving credit facility by 0.375%, so that it bears a rate equal to LIBOR plus additional interest ranging from 1.625% to 2.125%. The amendment also reduced the capitalization rate to 8.5% from 10.0% for purposes of determining the asset value of the collateral for the credit facility. Finally, the amendment extended the maturity date of the Company's revolving credit facility from May 8, 2010 to May 8, 2011.

On August 2, 2007, the Company closed a $23.0 million refinancing of the mortgage on the Hilton Savannah DeSoto. Approximately $9.6 million of the proceeds were used to satisfy the existing indebtedness and pay closing costs. At closing, approximately $2.4 million of the proceeds were issued to the Company. The remainder of the proceeds will be used to fund renovations to the property. The new mortgage matures August 1, 2017 and bears interest at a rate of 6.06%, with payments of interest-only due for the first 36 months. Thereafter, payments of interest and principal are required under a 25-year amortization schedule.

On August 8, 2007, through its joint venture program with Carlyle, the Company completed the acquisition of the Crowne Plaza Hollywood Beach Resort, a newly renovated 311-room hotel in Hollywood, Florida for $74.0 million, with Carlyle retaining a 75% equity position. A portion of the $74.0 million purchase price was financed with a two-year $57.6 million non-recourse loan from Société Générale. The loan has three one-year extensions and is interest-only bearing a rate of LIBOR plus 1.94%. The hotel will be managed by MHI Hotels Services. The Company will receive an asset management fee of 1.5% of gross revenues of the hotel in addition to its share of the operating profits and proceeds of sale pursuant to the joint venture agreement.

On October 29, 2007, the Company completed the purchase of a 250-room hotel in Tampa, Florida, formerly known as the Tampa Clarion Hotel, for the approximately $13.8 million, including transfer costs. The Company financed the acquisition with funds drawn on its credit facility. The Company intends to make extensive renovations and re-brand the hotel, as is consistent with the Company's repositioning strategy.

Substantially all of the Company's assets are held by, and all of its operations are conducted through, the Operating Partnership. For the Company to qualify as a REIT, it cannot operate hotels. Therefore, the Operating Partnership, which is owned 64.85% by the Company as of December 31, 2007, leases its hotels to a subsidiary of MHI Hospitality TRS Holding Inc., MHI Hospitality TRS, LLC, (collectively, "MHI TRS"), a wholly owned subsidiary of the Operating Partnership. MHI TRS then engages a hotel management company to operate the hotels under a management contract. MHI TRS is treated as a taxable REIT subsidiary for federal income tax purposes.

## 2. Summary of Significant Accounting Policies

*Basis of Presentation*—The consolidated financial statements of the Company presented herein include all of the accounts of MHI Hospitality Corporation, the Operating Partnership, MHI TRS and subsidiaries. All significant intercompany balances and transactions have been eliminated.

*Cash and Cash Equivalents*—The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

*Restricted Cash*—Restricted cash includes real estate tax escrows and reserves for replacements of furniture, fixtures and equipment pursuant to certain requirements in the Company's mortgage agreement with The Mutual of New York Life Insurance Company ("MONY"). MONY holds mortgages on the Hilton Wilmington Riverside and the Hilton Savannah DeSoto. Also included is a reserve for replacement of furniture, fixtures and equipment pursuant to the Company's mortgage agreement with the AFL-CIO Building Investment Trust which holds the mortgage on the Crowne Plaza Jacksonville.

*Investment in Hotel Properties*—Investments in hotel properties include investments in operating properties which are recorded at acquisition cost and allocated to land, property and equipment and identifiable intangible assets in accordance with Statement of Financial Accounting Standards No. 141, *Business Combinations.* Replacements and improvements are capitalized, while repairs and maintenance are expensed as incurred. Upon the sale or retirement of a fixed asset, the cost and related accumulated depreciation are removed from the Company's accounts and any resulting gain or loss is included in the statements of operations. Expenditures under a renovation project which constitute additions or improvements which extend the life of the property are capitalized.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 7 to 39 years for buildings and building improvements and 3 to 10 years for furniture, fixtures and equipment. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the related assets.

The Company reviews its investments in hotel properties for impairment whenever events or changes in circumstances indicate that the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause a review include, but are not limited to, adverse changes in the demand for lodging at the properties due to declining national or local economic conditions and/or new hotel construction in markets where the hotels are located. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows from operations and the proceeds from the ultimate disposition of a hotel property exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related hotel property's estimated fair market value is recorded and an impairment loss recognized.

*Properties Under Development*—Investments in hotel properties that have been taken out of service for an extensive renovation in anticipation of re-opening under a new brand are included in properties under development. Currently, there are two properties under development; one, in Jeffersonville, Indiana which is expected to open in April 2008 as the Sheraton Louisville Riverside North, and one in Tampa, Florida which is expected to open in the first quarter 2009 as the Crowne Plaza Tampa Westshore.

For properties under development, interest and real estate taxes incurred during the renovation period are capitalized and depreciated over the lives of the renovated assets. Capitalized interest for the years ended December 31, 2007, 2006 and 2005 was $1,018,949, $183,634, and $0, respectively.

*Derivative Instruments*—The Company accounts for derivative instruments in accordance with the provisions of Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended and interpreted ("SFAS 133"). Under SFAS 133, all derivative instruments are required to be reflected as assets or liabilities on the balance sheet and measured at fair value. Derivative instruments used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as an interest rate risk, are considered fair value hedges. Derivative instruments used to hedge exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. For a derivative instrument designated as a cash flow hedge, the change in fair value each period is reported in accumulated other comprehensive income in stockholders' equity to the extent the hedge is effective. For a derivative instrument designated as a fair value hedge, the change in fair value each period is reported in earnings along with the change in fair value of the hedged item attributable to the risk being hedged. For a derivative instrument that does not qualify for hedge accounting or is not designated as a hedge, the change in fair value each period is reported in earnings. The Company does not enter into derivative instruments for speculative trading purposes.

The Company is party to an interest-rate swap agreement on a notional amount of $30.0 million as required under its credit facility agreement for the purpose of hedging interest rate risk. The Company has not designated the interest-rate swap as a cash flow hedge and does not apply hedge accounting. Changes in the value of the interest-rate swap agreement are reported in the Company's earnings. At December 31, 2007 and 2006, the interest-rate swap agreement had an estimated fair value of $(1,180,494) and $(408,702), respectively, and is included in accounts payable and other accrued liabilities.

*Inventories*—Inventories, consisting primarily of food and beverages, are stated at the lower of cost or market, with cost determined on a method that approximates first-in, first-out basis.

*Franchise License Fees*—Fees expended to obtain or renew a franchise license are amortized over the life of the license or renewal. The unamortized franchise fees as of December 31, 2007 and 2006 were $347,862 and $184,812, respectively. Amortization expense for the years ended December 31, 2007, 2006 and 2005 was $25,950, $29,891 and $25,087, respectively.

*Minority Interest in Operating Partnership*—Certain hotel properties have been acquired, in part, by the Operating Partnership through the issuance of limited partnership units of the Operating Partnership. The minority interest in the Operating Partnership is: (i) increased or decreased by the limited partners' pro-rata share of the Operating Partnership's net income or net loss, respectively; (ii) decreased by distributions; (iii) decreased by redemption of partnership units for the Company's common stock and (iv) adjusted to equal the net equity of the Operating Partnership multiplied by the limited partners' ownership percentage immediately after each issuance of units of the Operating Partnership and/or the Company's common stock through an adjustment to additional paid-in capital. Net income or net loss is allocated to the minority interest in the Operating Partnership based on the weighted average percentage ownership throughout the period.

*Revenue Recognition*—Revenues from operations of the hotels are recognized when the services are provided. Revenues consist of room sales, food and beverage sales, and other hotel department revenues, such as telephone, rooftop leases and gift shop sales and rentals.

*Occupancy and Other Taxes*—Revenue is reported net of occupancy and other taxes collected from customers and remitted to governmental authorities.

*Deferred Financing Costs*—Deferred financing costs are recorded at cost and consist of loan fees and other costs incurred in issuing debt. Amortization of deferred financing costs is computed using a method that approximates the effective interest method over the term of the related debt and is included in interest expense in the statements of operations.

*Income Taxes*—The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. As a REIT, the Company generally will not be subject to federal income tax on that portion of its net income (loss) that does not relate to MHI TRS the Company's wholly owned taxable REIT subsidiary. MHI TRS, which leases the Company's hotels from subsidiaries of the Operating Partnership, is subject to federal and state income taxes.

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS 109"). Under SFAS 109, the Company accounts for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

*Stock-based Compensation*—The Company's 2004 Long Term Incentive Plan ("Plan") permits the grant of stock options, restricted (non-vested) stock and performance share compensation awards to its employees for up to 350,000 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders.

Under the Plan, the Company has made restricted stock and deferred stock awards totaling 87,000 shares including 69,000 shares granted under deferred stock awards to its executives, 4,000 restricted shares issued to certain employees, and 14,000 restricted shares issued to its directors. Of the 69,000 shares granted under deferred stock awards, 60,000 shares vest over five years and 9,000 shares vested at the end of 2006. Regarding the restricted shares awarded to the Company's directors and certain employees, the shares vest immediately and represent compensation for the previous year of service. All such shares are charged to compensation expense on a straight-line basis over the vesting or service period based on the Company's stock price on the date of grant or issuance. The total value of non-vested awards which is expected to be recognized over the next three years is $342,000.

Under the Plan, the Company may issue a variety of performance-based stock awards, including nonqualified stock options. As of December 31, 2007, no performance-based stock awards have been issued. Consequently, stock-based compensation as determined under the fair-value method would be the same under the intrinsic-value method.

Total compensation cost recognized under the Plan for the years ended December 31, 2007, 2006 and 2005 was $276,904, $150,800 and $123,500, respectively.

*Comprehensive Income (Loss)*—Comprehensive income (loss), as defined, includes all changes in equity (net assets) during a period from non-owner sources. The Company does not have any items of comprehensive income (loss) other than net income (loss).

*Segment Information*—Statement of Financial Accounting Standards No 131, *Disclosures about Segments of an Enterprise and Related Information* ("SFAS 131"), requires public entities to report certain information about operating segments. Based on the guidance provided in SFAS 131, the Company has determined that its business is conducted in one reportable segment, hotel ownership.

*Use of Estimates*—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Reclassifications*—Certain reclassifications have been made to the predecessor financial statements to conform to the Company's presentation as well as the Company's prior period balances to conform to the current period presentation.

*New Accounting* Pronouncements—In December 2007, the FASB Statement 141R, "Business Combinations" ("SFAS 141R") was issued. SFAS 141R replaces SFAS 141. SFAS 141R requires the acquirer of a business to recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value. SFAS 141R also requires transaction costs related to the business combination to be expensed as incurred. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The effective date for the Company will be January 1, 2009. The Company has not yet determined the impact of SFAS 141R related to future acquisitions, if any, on our consolidated financial statements. However, it is anticipated that the balance sheet presentation of the minority interest in the Operating Partnership will be reflected in the equity section upon implementation of SFAS141R.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 allows entities to voluntarily choose, at specified election dates, to measure many financial assets and liabilities at fair value. The effective date for the Company is January 1, 2008. The Company is evaluating the impact of the provisions of SFAS 159 on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *"Fair Value Measurements"* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures required for fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require fair value measurements; it does not require any new fair value measurements. SFAS 157 is effective for the Company on a prospective basis for the reporting period beginning January 1, 2008. The Company does not believe adoption will have a material impact on the Company's results of operations or financial position.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by creating a framework for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions that they have taken or expect to take in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006 and was required to be adopted by the Company beginning January 1, 2007. The adoption did not have a material impact on the Company's results of operations or financial position.

In November 2005, FASB issued FSP FAS 115-1 and FAS 124-1, *"The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"* ("FSP FAS 115-1"), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP FAS 115-1 also includes accounting considerations subsequent to the recognition of an other-than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 became effective for reporting periods beginning after December 15, 2005. We adopted FSP FAS 115-1 in the second quarter of fiscal 2006. The adoptions of FSP FAS 115-1 did not have a material impact on the Company's consolidated results or financial condition.

In November 2005, the FASB issued FSP FAS 123(R)-3, *"Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards"* ("FSP FAS 123(R)-3"). FSP FAS 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact on the accumulated paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R). The adoption of FSP FAS 123(R)3 did not have a material impact on the Company's consolidated results or financial condition.

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154, *"Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3"* ("SFAS 154"). SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle, and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 became effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have a material impact on the Company's results of operations or financial condition.

In February 2005, the FASB issued Emerging Issues Task Force Issue No. 03-13, *"Applying the Conditions of Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations"* ("EITF 03-13"). EITF 03-13 gives guidance on how to evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from ongoing operations and the types of continuing involvement that constitute significant continuing involvement in the operations of the disposed component. The adoption of EITF 03-13 did not have a material impact on the Company's results of operations, financial position or cash flows.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (Revised 2004), *"Shared-Based Payment"* ("SFAS 123R"). SFAS 123R is a revision of SFAS No. 123, *"Accounting for Stock-Based Compensation,"* and supersedes Accounting Principles Board Opinion No. 25 *"Accounting for Stock Issued to Employees"* and its related implementation guidance. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services through share-based payment transactions. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for the award of equity instruments based on the fair value of the award at the date of grant. The cost will be recognized over the period during which an employee is required to provide services in exchange for the award. SFAS 123R became effective as of the beginning of the first interim or annual reporting period that begins after January 1, 2006. The Company adopted the provisions of SFAS 123R effective January 1, 2006.

### 3. Acquisition of Hotel Properties

*Tampa Acquisition.* On October 29, 2007, the Company purchased the former Tampa Clarion Hotel in Tampa, Florida for approximately $13.8 million including transfer costs. The allocation of the purchase price to the acquired assets based on their fair values was as follows (in thousands):

| | Tampa Clarion Hotel |
|---|---|
| Land and land improvements | $ 4,153 |
| Buildings and improvements | 9,670 |
| | $13,823 |

*Louisville Acquisition.* On September 20, 2006, the Company purchased the Louisville Ramada Riverfront Inn, located in Jeffersonville, Indiana for approximately $7.7 million including transfer costs. The allocation of the purchase price to the acquired assets based on their fair values was as follows (in thousands):

| | Louisville Ramada Riverfront Inn |
|---|---|
| Land and land improvements | $ 782 |
| Buildings and improvements | 6,891 |
| Furniture, fixtures and equipment | 63 |
| | $7,736 |

*Jacksonville Acquisition.* On July 22, 2005, the Company acquired the Crowne Plaza Jacksonville, formerly known as the Hilton Jacksonville Riverfront, in Jacksonville, Florida from BIT Holdings Seventeen, Inc., an affiliate of the AFL-CIO Building Investment Trust, for an aggregate price of $22 million. The Trust, for which Mercantile Safe Deposit and Trust Company acts as trustee, financed a portion of the purchase price by extending an $18 million mortgage loan (the "Loan") to the purchaser.

The allocation of the purchase price to the acquired assets based on their fair values was as follows (in thousands):

| | Crowne Plaza Jacksonville |
|---|---|
| Land and land improvements | $ 6,892 |
| Buildings and improvements | 14,195 |
| Furniture, fixtures and equipment | 913 |
| | $22,000 |

The results of operations are included in the Company's consolidated statements of operations from the date of acquisition of this hotel.

### 4. Investment in Hotel Properties

Investment in hotel properties as of December 31, 2007 and December 31, 2006 consisted of the following (in thousands):

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Land and land improvements | $ 12,586 | $ 12,581 |
| Buildings and improvements | 101,205 | 91,239 |
| Furniture, fixtures and equipment | 19,470 | 20,078 |
| | 133,261 | 123,898 |
| Less: accumulated depreciation | (23,830) | (20,828) |
| | $109,431 | $103,070 |

### 5. Credit Facility

As of December 31, 2007, the Company had a secured, revolving credit facility with a financial institution that enabled the Company to borrow up to $60.0 million, subject to borrowing base and loan-to-value limitations, with a syndicated bank group comprising of Branch Banking & Trust Company (BB&T), Key Bank National Association, Regions Bank and Manufacturers and Traders Trust Company. The credit facility was established during second quarter of 2006 and replaced a $23.0 million secured, revolving credit facility with BB&T. The Company had borrowings under the credit facility of $34,387,858 and $15,228,232 at December 31, 2007 and December 31, 2006, respectively.

The credit facility matures during May 2011 and bears interest at a floating rate of LIBOR plus additional interest ranging from 1.625% to 2.125%. On December 31, 2007, LIBOR was 4.60%. In some circumstances, the revolving line of credit facility may bear interest at BB&T's prime rate. Any amounts drawn under the revolving line of credit facility mature at the expiration of the facility. The revolving line of credit facility includes an uncommitted accordion facility, pursuant to which the Company may be able to increase the total commitment under the revolving line of credit facility up to $75.0 million. The Company is required to pay a fee of 0.25% on the unused portion of the credit facility. Under the terms of the agreement, the Company was required to purchase an interest rate swap in order to hedge against interest rate risk.

The credit facility is secured by the Holiday Inn Brownstone, Hilton Philadelphia Airport, the property in Jeffersonville, Indiana and the property in Tampa, Florida as well as a lien on all business assets of those properties including, but not limited to, equipment, accounts receivable, inventory, furniture, fixtures and proceeds thereof. At December 31, 2007, the four properties had a net carrying value of approximately $65.2 million. Under the terms of the BB&T line of credit, the Company must satisfy certain financial and non-financial covenants. As of December 31, 2007 and December 31, 2006, the Company was in compliance with all of the required covenants.

### 6. Mortgage Debt

Upon its formation, the Company assumed existing mortgage debt with MONY that was in place on two of the initial properties.

On August 2, 2007, the Company closed a $23.0 million refinancing of the mortgage on the Hilton Savannah DeSoto. Approximately $9.6 million of the proceeds were used to satisfy the existing indebtedness and pay closing costs. At closing, approximately $2.4 million of the proceeds was issued to the Company. In

November 2007, the Company drew an additional $2.0 million to initiate a product improvement plan for the hotel in connection with the Hilton relicensing. The remaining $9.0 million of the proceeds will fund the remainder of the product improvement plan. The new mortgage matures August 1, 2017 and bears interest at a rate of 6.06% with payments of interest-only due for the first 36 months. Thereafter, payments of interest and principal are required under a 25-year amortization schedule. The outstanding balance due on the loan as of December 31, 2007 and December 31, 2006 was $14,000,000 and $9,685,090, respectively.

On March 29, 2007, the Company closed a $23.0 million refinancing of the mortgage on the Hilton Wilmington Riverside. Approximately $13.8 million of the proceeds were used to satisfy the existing indebtedness. The remainder of the proceeds, approximately $9.2 million, is being used to fund renovations to the property. The new mortgage matures March 29, 2017 and bears interest at a rate of $6.21% with payments of interest-only due for the first 24 months. Thereafter, payments of interest and principal are required under a 25-year amortization schedule. The outstanding balance due on the loan as of December 31, 2007 and December 31, 2006 was $23,000,000 and $13,922,010, respectively.

On July 22, 2005, the Company purchased the Crowne Plaza Jacksonville in Jacksonville, Florida from BIT Holdings Seventeen, Inc., an affiliate of the AFL-CIO Building Investment Trust (the "Trust"), for an aggregate price of $22.0 million. The Trust, for which Mercantile Safe Deposit and Trust Company ("Mercantile") acts as trustee, financed a portion of the purchase price by extending an $18.0 million mortgage loan (the "Loan") to the purchaser. The loan, which is secured by a lien against all the assets, rents and profits of the hotel as well as the real property, bears interest at the rate of 8.0% payable monthly during the term and matures in July 2010. Pre-payment penalties apply toward any principal of the loan repaid before the fifth year of the term.

Total debt maturities as of December 31, 2007 were as follows ($000s):

| | |
|---|---|
| December 31, 2008 | $ — |
| December 31, 2009 | 262 |
| December 31, 2010 | 18,580 |
| December 31, 2011 | 856 |
| December 31, 2012 | 910 |
| Thereafter | 43,392 |
| Total future maturities | $64,000 |
| Less: Funds remaining to be drawn on the Hilton Savannah DeSoto mortgage | (9,000) |
| Mortgage loan balance, December 31, 2007 | $55,000 |

## 7. Commitments and Contingencies

*Ground, Building and Submerged Land Leases*—The Company leases 2,086 square feet of commercial space next to the Savannah hotel property for use as an office, retail or conference space, or for any related or ancillary purposes for the hotel and/or atrium space. The space is leased under a six-year operating lease, which expired October 31, 2006 and has been renewed for the first of three optional five-year renewal periods expiring October 31, 2011, October 31, 2016 and October 31, 2021, respectively. Rent expense for this operating lease for the years ended December 31, 2007, 2006 and 2005 was $43,180, $43,180 and $38,487, respectively.

The Company leases, as landlord, the entire fourteenth floor of the Savannah hotel property to The Chatham Club, Inc. under a ninety-nine year lease expiring July 31, 2086. This lease was assumed upon the purchase of the building under the terms and conditions agreed to by the previous owner of the property. No rental income is recognized under the terms of this lease as the original lump sum rent payment of $990 was received by the previous owner and not prorated over the life of the lease.

The Company leases a parking lot adjacent to the Holiday Inn Brownstone in Raleigh, North Carolina. The land is leased under a second amendment, dated April 28, 1998, to a ground lease originally dated May 25, 1966. The original lease is a 50-year operating lease, which expires August 31, 2016. There is a renewal option for up to three additional ten-year periods expiring August 31, 2026, August 31, 2036, and August 31, 2046, respectively. The Company holds an exclusive and irrevocable option to purchase the leased land at fair market value at the end of the original lease term, subject to the payment of an annual fee of $9,000, and other conditions. For the years ended December 31, 2007, 2006 and 2005, rent expense was $95,482, $82,564 and $76,104, respectively.

In conjunction with the sublease arrangement for the property at Shell Island, the Company incurs an annual lease expense for a leasehold interest other than the purchased leasehold interest. Lease expense for the year ended December 31, 2007, 2006 and 2005 was $168,138, $168,603 and $155,603, respectively.

The Company leases approximately 1,700 square feet of office space in Williamsburg, Virginia under a two-year lease that expires August 31, 2008. There is a renewal option for one additional year. For the years ended December 31, 2007 and 2006, rent expense was $41,996 and $13,860, respectively.

The Company has agreed to lease a parking lot in close proximity to the property under renovation in Jeffersonville, Indiana. The land is leased under an agreement dated August 17, 2007 with the City of Jeffersonville, which in turn leases the property from the State of Indiana. The lease term for the parking lot coincides with that of the lease with the State of Indiana which expires December 31, 2011. The Company has the right to renew or extend the lease with the City of Jeffersonville pursuant to the conditions of the original lease provided that the City of Jeffersonville is able to renew or extend the underlying lease with the State of Indiana. Minimum annual rents of $33,600 will commence no later than March 31, 2008.

The Company leases certain submerged land in the Saint Johns River in front of the Crowne Plaza Jacksonville from the Board of Trustees of the Internal Improvement Trust Fund of the State of Florida. The submerged land is leased under a five-year operating lease, which expired September 18, 2007. A new operating lease has been executed requiring annual payments of $4,961 and expires September 18, 2012. Rent expense for the years ended December 31, 2007, 2006 and 2005 was $4,720, $4,638 and $2,100, respectively.

A schedule of minimum future lease payments is as follows:

| | |
|---|---|
| 2008 | $ 377,513 |
| 2009 | 357,361 |
| 2010 | 358,681 |
| 2011 | 354,765 |
| 2012 | 263,620 |
| 2013 and thereafter | 350,101 |
| Total | $2,062,041 |

*Purchase Commitment*—On January 23, 2008, the Company entered into a definitive agreement to purchase the 176-room Hampton Marina Hotel in Hampton, Virginia for the aggregate purchase price of $7.85 million. The Company expects to complete the purchase, subject to customary closing conditions including satisfactory completion of a diligence review of the property, during the second quarter 2008 and fund the acquisition with borrowings on its credit facility.

*Management Agreement*—Each of the operating hotels that the Company owned at December 31, 2007 operate under a ten-year master management agreement with MHI Hotels Services which expires between December 2014 and July 2015 (see Note 9).

*Franchise Agreements*—As of December 31, 2007, the Company's hotels, except for those under development, operated under franchise licenses from national hotel companies. Franchise licenses have been obtained for both the Sheraton Louisville Riverside North, expected to open in April 2008, and the Crowne Plaza Tampa Westshore, expected to open in the first quarter 2009. A franchise license has also been obtained for a Crowne Plaza license for the Company's anticipated purchase of the Hampton Marina Hotel in Hampton, Virginia subject to certain terms and conditions. Under the franchise agreements, the Company is required to pay a franchise fee generally between 2.5% and 5.0% of room revenues, plus additional fees that amount to between 2.5% and 6.0% of room revenues from the hotels. The franchise agreements currently expire between March 2011 and January 2024.

*Restricted Cash Reserves*—The Company is required to escrow with its lender on the Wilmington Riverside Hilton and the Savannah DeSoto Hilton an amount equal to 1/12 of the annual real estate taxes due for the properties. The Company is also required to establish a property improvement fund for each of these two hotels to cover the cost of replacing capital assets at the properties. Contributions to the property improvement fund are based on a percentage of gross revenues or receipts at each hotel equating to 4%.

Pursuant to the terms of the mortgage on the Crowne Plaza Jacksonville, the Company is required to contribute 4% of room revenues to a property improvement fund that commenced with the completion of the renovations at the property.

*Litigation*—The Company is not involved in any legal proceedings other than routine legal proceedings occurring in the ordinary course of business. The Company believes that these routine legal proceedings, in the aggregate, are not material to our financial condition and results of operations.

## 8. Capital Stock

*Common Shares*—The Company is authorized to issue up to 49,000,000 shares of common stock, $.01 par value per share. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Holders of the Company's common stock are entitled to receive distributions when authorized by the Company's board of directors out of assets legally available for the payment of distributions.

On December 21, 2004, the Company completed its IPO and sold 6,000,000 shares of common stock at a price of $10 per share, resulting in gross proceeds of $60 million and net proceeds (after deducting underwriting discounts and offering expenses) of approximately $54.8 million. On December 31, 2004 the Company issued 4,000 shares of common stock to its independent directors. On January 19, 2005, the Company sold an additional 700,000 shares of common stock at a price of $9.30 per share, net of the underwriting discount, as a result of the exercise of the underwriters' over-allotment option, resulting in additional net proceeds of approximately $6.5 million. The total net proceeds generated from the IPO and the underwriters' over-allotment was approximately $61.3 million.

In June 2006, the Company issued 8,000 shares of restricted common stock to its independent directors and non-executive employees. In January 2007, the Company issued 13,500 shares of restricted stock to certain of its principal executives and independent directors. In March 2007, two holders of units in the Operating Partnership redeemed 120,000 units for an equivalent number of shares of the Company's common stock. In April 2007, the Company issued 1,500 shares of restricted stock to a new independent director. In August 2007, one holder of units in the Operating Partnership redeemed 50,000 units for an equivalent number of shares of the Company's common stock. As of December 31, 2007, the Company had 6,897,000 shares of common stock outstanding.

*Warrants*—The Company has granted no warrants representing the right to purchase common stock.

*Preferred Shares*—The Company is authorized to issue 1,000,000 shares of preferred stock, $.01 par value per share. As of December 31, 2006, there were no shares of preferred stock outstanding.

*Operating Partnership Units*—Holders of Operating Partnership units have certain redemption rights, which enable them to cause the Operating Partnership to redeem their units in exchange for shares of the Company's common stock on a one-for-one basis or, at the option of the Company, cash per unit equal to the market price of the Company's common stock at the time of redemption. The number of shares issuable upon exercise of the redemption rights will be adjusted upon the occurrence of stock splits, mergers, consolidations or similar pro-rata share transactions, which otherwise would have the effect of diluting the ownership interests of the limited partners or the stockholders of the Company. As of December 31, 2007, the total number of Operating Partnership units outstanding was 3,737,607.

**9. Related Party Transactions**

As of December 31, 2007, the members of MHI Hotels Services (a company that is majority-owned and controlled by our chief executive officer, our chief financial officer and two members of the board of directors) owned 0.1% of the Company's outstanding common stock and 2,218,670 Operating Partnership units. The following is a summary of the transactions between the Company and MHI Hotels Services:

*Accounts Receivable*—At December 31, 2007 and December 31, 2006, the Company was due $11,814 and $195,859, respectively, from MHI Hotels Services.

*Note Payable Related Party*—On May 11, 2005, the Company repaid its indebtedness of $2,000,000 to MHI Hotels Services.

*Shell Island Sublease*—The Company has a sublease arrangement with MHI Hotels Services on its leasehold interests in the property at Shell Island. For the years ended December 31, 2007, 2006 and 2005, the Company earned $640,000 per year in leasehold revenue.

*Sublease of Office Space*—The Company subleases office space in Greenbelt, MD from MHI Hotels Services. For the years ended December 31,2007, 2006 and 2005, rent expense related to the sublease totaled $38,040, $38,010 and $31,050, respectively.

*Strategic Alliance Agreement*—On December 21, 2004, the Company entered into a ten-year strategic alliance agreement with MHI Hotels Services that provides in part for the referral of acquisition opportunities to the Company and the management of its hotels by MHI Hotels Services.

*Management Agreements*—Each of the operating hotels that the Company owned at December 31, 2007 are operated by MHI Hotels Services under a master management agreement that expires between December 2014 and July 2015. MHI Hotels Services receives a base management fee, and if the hotels meet and exceed certain thresholds, an additional incentive management fee. The base management fee for the initial portfolio of six hotels is 2.0% in 2005, rising to 2.5% in 2006 and 3.0% thereafter of total gross revenues from the hotels. The base management fee for the Crowne Plaza Jacksonville is 2.0% through 2006, rising to 2.5% in 2007 and 3.0% thereafter. Pursuant to the sale of the Holiday Inn Downtown in Williamsburg, Virginia, one of the hotels initially contributed to the Company upon its formation, MHI Hotels Services has agreed that the property in Jeffersonville, Indiana shall be substituted for the Williamsburg property under the master management agreement. The incentive management fee, if any, is due annually in arrears within 90 days of the end of the fiscal year and will be equal to 10% of the amount by which the gross operating profit of the hotels, on an aggregate basis, for a given year exceeds the gross operating profit for the same hotels, on an aggregate basis, for the prior year. The incentive management fee may not exceed 0.25% of gross revenues of all of the hotels included in the incentive fee calculation.

For the years ended December 31, 2007, 2006 and 2005, the Company paid MHI Hotels Services $2,186,166, $1,768,912 and $1,263,994 in management fees, respectively.

*Acquisition of Hotel Furniture and Equipment*—Upon acquisition of the Crowne Plaza Jacksonville on July 22, 2005, an affiliate of MHI Hotels Services contributed furniture, fixtures and equipment used in the operation of the Hotel and assigned all other rights relating to the property to the purchase in exchange for 90,570 units in the Operating Partnership, valued at approximately $913,000.

*Employee Medical Benefits*—The Company purchases employee medical benefits through Maryland Hospitality, Inc. (d/b/a MHI Health), an affiliate of MHI Hotels Services. For the years ended December 31, 2007, 2006 and 2005, the Company paid $1,610,386, $1,680,066 and $1,480,198, respectively, for benefits.

*Construction Management Services*—The Company has engaged MHI Hotels Services to manage the renovations of the Hilton Philadelphia Airport, the Crowne Plaza Jacksonville, the Hilton Wilmington Riverside, and the newly acquired property in Jeffersonville, Indiana. For the years ended December 31, 2007, 2006 and 2005, the Company paid $500,000, $312,000 and $70,000, respectively, in construction management fees.

*Charter Vessel Rental*—The Company leases the "Jacksonville Princess", a charter vessel docked adjacent to the Crowne Plaza Jacksonville from MHI Hotels, Inc., an affiliate of MHI Hotels Services on an event-by-event basis for guests of the hotel. Charter rentals for the years ended December 31, 2007, 2006 and 2005 were $66,145, $137,119 and $68,008, respectively. Beginning June 1, 2007, the Company no longer chartered the "Jacksonville Princess" from MHI Hotels, Inc., but sold catering services to MHI Hotels, Inc. for events on the charter vessel. For the year ended December 31, 2007, total sales of catering services to MHI Hotels, Inc. was $46,846.

**10. Retirements Plans**

The Company began a 401(k) plan for qualified employees on April 1, 2006. The plan is subject to "safe harbor" provisions which require that the Company match 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. All Company matching funds vest immediately in accordance with the "safe harbor" provisions. Company contributions to the plan for the years ended December 31, 2007 and 2006 were $37,951 and $32,623.

## 11. Unconsolidated Joint Venture

The Company owns a 25% indirect interest in (i) the entity that owns the Crowne Plaza Hollywood Beach Resort and (ii) the entity that leases the hotel and has engaged MHI Hotels Services to operate the hotel under a management contract. Carlyle owns a 75% controlling interest in both the entities. The joint venture purchased the property on August 8, 2007 and began operations on September 18, 2007. Summarized financial information for this investment, which is accounted for under the equity method, is as follows:

| | *December 31, 2007* |
|---|---|
| ***ASSETS*** | |
| *Investment in hotel properties, net* | *$76,275,909* |
| *Cash and cash equivalents* | *1,981,885* |
| *Restricted cash* | *1,001,196* |
| *Accounts receivable* | *107,381* |
| *Prepaid expenses, inventory and other assets* | *1,541,164* |
| ***TOTAL ASSETS*** | *$80,907,535* |
| ***LIABILITIES*** | |
| *Mortgage loans* | *57,600,000* |
| *Accounts payable and other accrued liabilities* | *794,716* |
| *Advance deposits* | *180,096* |
| ***TOTAL LIABILITIES*** | *58,574,812* |
| ***TOTAL MEMBERS' EQUITY*** | *22,332,723* |
| ***TOTAL LIABILITIES AND MEMBERS' EQUITY*** | *$80,907,535* |

| | *Period from May 25, 2007 through December 31, 2007* |
|---|---|
| ***Revenue*** | |
| *Rooms department* | *$ 1,521,182* |
| *Food and beverage department* | *330,993* |
| *Other operating departments* | *115,409* |
| ***Total revenue*** | ***1,967,584*** |
| ***Expenses*** | |
| *Hotel operating expenses* | |
| *Rooms department* | *459,465* |
| *Food and beverage department* | *397,789* |
| *Other operating departments* | *81,608* |
| *Indirect* | *1,303,286* |
| ***Total hotel operating expenses*** | ***2,242,149*** |
| *Depreciation and amortization* | *543,078* |
| *Start-up expenses* | *(1,555,618)* |
| *General and administrative* | *9,033* |
| ***Total operating expenses*** | ***4,349,878*** |
| ***Operating loss*** | ***(2,382,294)*** |
| *Interest expense* | *(1,727,996)* |
| *Interest income* | *17,955* |
| ***Net loss*** | ***$ (4,092,335)*** |

### 12. Income Taxes

The components of the provision for (benefit from) income taxes for the years ended December 31, 2007, 2006 and, 2005 are as follows (in thousands):

| | Year Ended December 31, 2007 | | | Year Ended December 31, 2006 | | | Year Ended December 31, 2005 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Total | Continuing Operations | Discontinued Operations | Total | Continuing Operations | Discontinued Operations | Total | Continuing Operations | Discontinued Operations |
| Current: | | | | | | | | | |
| Federal ... | $ — | $ — | $— | $ — | $ — | $ — | $ — | $ — | $ — |
| State and local ... | 108 | 108 | — | 441 | 441 | — | — | — | — |
| | 108 | 108 | — | 441 | 441 | — | — | — | — |
| Deferred: | | | | | | | | | |
| Federal ... | (263) | (263) | — | (266) | (149) | (117) | (393) | (199) | (194) |
| State and local ... | (33) | (33) | — | (69) | (38) | (31) | (115) | (58) | (57) |
| | (296) | (296) | — | (335) | (187) | (148) | (508) | (257) | (251) |
| | $(188) | $(188) | $— | $ 106 | $ 254 | $(148) | $(508) | $(257) | $(251) |

A reconciliation of the statutory federal income tax expense to the Company's provision for (benefit from) income tax is as follows (in thousands):

| | Year Ended December 31, 2007 | Year Ended December 31, 2006 | Year Ended December 31, 2005 |
|---|---|---|---|
| Statutory federal income tax expense | $ 1,239 | $ 1,748 | $ 1,159 |
| Effect of non-taxable REIT income | (1,502) | (2,014) | (1,552) |
| State income tax provision | 75 | 372 | (115) |
| | $ (188) | $ 106 | $ (508) |

As of December 31, 2007 and December 31, 2006, the Company had a net deferred tax asset of approximately $1.34 million and $1.04 million, respectively, of which, approximately $1.06 million and $0.90 million, respectively are due to past years' net operating losses. These loss carryforwards will begin to expire in 2024 if not utilized. As of December 31, 2007 and December 31, 2006, approximately $0.16 million and $0.00 million, respectively, of the deferred tax asset is attributable to the Company's share of start-up expenses related to the Crowne Plaza Hollywood Beach Resort that are not currently deductible, but will be amortized over 15 years. The remainder of the deferred tax asset is attributable to year-to-year timing differences for accrued, but not deductible, vacation and sick pay. The Company believes that it is more likely than not that the deferred tax asset will be realized and that no valuation allowance is required.

### 13. Discontinued Operations

The provisions of Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, require that hotels sold or held for sale be treated as discontinued operations.

On June 20, 2006, the Company announced it had entered into a definitive agreement to sell the Holiday Inn Downtown, in Williamsburg, VA. The transaction closed on August 10, 2006. The results of operations of the property for the years ended December 31, 2006 and 2005 have been classified or reclassified as discontinued operations. After transaction costs, a gain of approximately $108,800 was recognized on the sale of the property.

The results of operations for the property for the years ended December 31, 2006 and 2005 were as follows:

| | *Year ended December 31, 2006* | *Year ended December 31, 2005* |
|---|---|---|
| ***Revenue*** | | |
| *Rooms department* | *$1,304,020* | *$1,918,146* |
| *Food and beverage department* | *456,148* | *712,831* |
| *Other operating departments* | *36,092* | *51,029* |
| ***Total revenue*** | ***1,796,260*** | ***2,682,006*** |
| ***Expenses*** | | |
| *Hotel operating expenses* | | |
| *Rooms department* | *513,729* | *660,012* |
| *Food and beverage department* | *471,662* | *709,644* |
| *Other operating departments* | *25,296* | *55,921* |
| *Indirect* | *895,874* | *1,348,058* |
| ***Total hotel operating expenses*** | ***1,906,561*** | ***2,773,635*** |
| *Depreciation and amortization* | *136,869* | *237,801* |
| ***Total operating expenses*** | ***2,043,430*** | ***3,011,436*** |
| ***Net operating income (loss)*** | ***(247,170)*** | ***(329,430)*** |
| *Interest expense* | — | — |
| *Minority interest in operating partnership* | *36,500* | *(28,795)* |
| *Income tax (provision) benefit* | *148,007* | *250,877* |
| ***Net income from discontinued operations*** | ***$ (62,663)*** | ***$ (107,348)*** |

## 14. Earnings per Share

The limited partners' outstanding limited partnership units in the Operating Partnership (which may be redeemed for common stock upon notice from the limited partner and following our election to redeem the units for stock rather than cash) have been excluded from the diluted earnings per share calculation as there would be no effect on the amounts since the limited partners' share of income would also be added back to net income. The computation of basic and diluted earnings per share is presented below.

| | **Year ended December 31, 2007** | **Year ended December 31, 2006** | **Year ended December 31, 2005** |
|---|---|---|---|
| Net income | $2,461,017 | $3,181,012 | $2,481,451 |
| Basic: | | | |
| Weighted average number of common shares outstanding | 6,843,736 | 6,708,526 | 6.667,562 |
| Net income per share—basic | $ 0.36 | $ 0.47 | $ 0.37 |
| Diluted: | | | |
| Dilutive awards | 60,000 | 69,000 | — |
| Diluted weighted average number common shares outstanding | 6,903,736 | 6,775,775 | 6,667,562 |
| Net income per share—diluted | $ 0.36 | $ 0.47 | $ 0.37 |

Diluted net income per share takes into consideration the pro forma dilution of certain unvested stock awards.

## 15. Quarterly Operating Results (Unaudited)

| | Quarters Ended 2007 | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| Total revenue | $16,918,926 | $19,374,181 | $16,726,771 | $16,794,501 |
| Total operating expenses | 14,944,598 | 16,006,926 | 14,428,518 | 14,684,632 |
| Net operating income | 1,974,328 | 3,367,255 | 2,298,253 | 2,109,869 |
| Net income (loss) | 602,503 | 1,442,806 | 409,118 | 6,589 |
| Earnings per share (basic and diluted): | 0.09 | 0.21 | 0.06 | 0.00 |

| | Quarters Ended 2006 | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| Total revenue | $15,527,572 | $18,601,088 | $16,117,736 | $16,995,401 |
| Total operating expenses | 14,233,033 | 15,506,265 | 13,853,528 | 14,126,599 |
| Net operating income | 1,294,539 | 3,094,823 | 2,264,208 | 2,868,802 |
| Net income (loss) | 143,549 | 1,127,793 | 799,343 | 1,110,327 |
| Earnings per share (basic and diluted): | 0.02 | 0.17 | 0.12 | 0.17 |

## 16. Subsequent Events

On January 11, 2008, the Company paid the dividend (distribution) for the fourth quarter of 2007 to those stockholders (and unit holders of MHI Hospitality, L.P.) of record on December 14, 2007. The dividend (distribution) was $0.17 per share (unit).

On January 14, 2008, the Company authorized the payment of a quarterly dividend (distribution) of $0.17 per share (unit) to the stockholders (and unit holders of MHI Hospitality, L.P.) of record as of March 14, 2008. The dividend (distribution) is to be paid April 11, 2008.

On February 6, 2008, the Company issued 6,000 shares of restricted stock to its independent directors and 12,613 shares of restricted stock to its senior executives under the Company's 2004 Long-Term Incentive Plan.

On January 23, 2008, the Company entered into a definitive agreement to purchase the Hampton Marina Hotel in Hampton, Virginia for the aggregate purchase price of $7.85 million. The 176-room hotel is located on the waterfront and includes a 297-space parking garage and 21,000sf of retail space. The Company intends to make renovations and re-brand the hotel, as is consistent with the Company's repositioning strategy. To facilitate the closing of the acquisition, which is expected in the second quarter 2008, subject to customary closing conditions, including satisfactory completion of a diligence review of the property, the Company anticipates accessing funds from its credit facility.

## MHI HOSPITALITY CORPORATION

## SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION
## AS OF DECEMBER 31, 2007
## (in thousands)

| | Initial Costs | | Costs Capitalized Subsequent to Acquisition | | Gross Amount At End of Year | | | |
|---|---|---|---|---|---|---|---|---|
| Description | Land | Building & Improvements | Land | Building & Improvements | Land | Building & Improvements | Total | Accumulated Depreciation |
| Philadelphia Airport Hilton Philadelphia, Pennsylvania | $ 2,100 | $ 22,031 | $ 44 | $ 2,202 | $ 2,144 | $ 24,233 | $ 26,377 | $ (1,994) |
| Hilton Wilmington Riverside Wilmington, North Carolina | 785 | 16,829 | — | 7,010 | 785 | 23,839 | 24,624 | (4,332) |
| Holiday Inn Brownstone Raleigh, North Carolina | 815 | 7,416 | — | 989 | 815 | 8,405 | 9,220 | (1,607) |
| Hilton Savannah DeSoto Savannah, Georgia | 600 | 13,562 | — | 3,238 | 600 | 16,800 | 17,400 | (2,688) |
| Holiday Inn Laurel West Laurel, Maryland | 900 | 9,443 | 205 | 1,833 | 1,105 | 11,276 | 12,381 | (1,073) |
| Crowne Plaza Jacksonville Jacksonville, Florida | 7,090 | 14,604 | 47 | 2,049 | 7,137 | 16,653 | 23,790 | (1,024) |
| Sheraton Louisville Riverside Jeffersonville, Indiana | 782 | 6,891 | — | 8,758 | 782 | 15,649 | 16,431 | (29) |
| Crowne Plaza Tampa Westshore Tampa, Florida | 4,153 | 9,670 | — | 999 | 4,153 | 10,669 | 14,822 | — |
| | $17,225 | $100,446 | $296 | $27,078 | $17,521 | $127,524 | $145,045 | $(12,747) |

## MHI HOSPITALITY CORPORATION

## SCHEDULE IV—MORTGAGE LOANS AND INTEREST EARNED ON REAL ESTATE AS OF DECEMBER 31, 2007 (in thousands)

| Description | Prior Liens | Balance at December 31, 2007 | Delinquent Principal at December 31, 2007 | Being Foreclosed at December 31, 2007 | Accrued Interest at December 31, 2007 | Interest Income During Year Ended December 31, 2007 |
|---|---|---|---|---|---|---|
| Holiday Inn Williamsburg Downtown Williamsburg, Virginia | $4,030 | $400 | $— | $— | $11 | $32 |
| | $4,030 | $400 | $— | $— | $11 | $32 |

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

The Members
MHI/Carlyle Sian Owner I, LLC
MHI/Carlyle Sian Lessee I, LLC
Williamsburg, Virginia

We have audited the accompanying combined balance sheet of MHI/Carlyle Sian Owner I, LLC and MHI/Carlyle Sian Lessee I, LLC ("the Company") as of December 31, 2007, the related combined statements of operations, members' equity, and cash flows for the period from inception (May 25, 2007) to December 31, 2007. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but nor for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements described above present fairly, in all material respects, the financial position of MHI/Carlyle Sian I, LLC and MHI/Carlyle Sian Lessee I, LLC as of December 31, 2007, and the results of their operations and their cash flows for the initial period then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ PKF Witt Mares, PLC

Williamsburg, Virginia
February 16, 2008

**MHI/CARLYLE SIAN OWNER I, LLC and**

**MHI/CARLYLE SIAN LESSEE I, LLC**

**COMBINED BALANCE SHEET**

| | December 31, 2007 |
|---|---|
| ***ASSETS*** | |
| ***Current Assets*** | |
| *Cash and cash equivalents* | *$ 1,981,885* |
| *Restricted cash* | *1,001,196* |
| *Accounts receivable* | *107,381* |
| *Prepaid expenses, inventory and other assets* | *619,869* |
| *Total current assets* | 3,710,331 |
| ***Property and Equipment (at cost)*** | |
| *Land and improvements* | *13,884,230* |
| *Building and improvements* | *58,685,853* |
| *Furniture, fixtures and equipment* | *4,247,602* |
| *Total property and equipment* | *76,817,685* |
| *Less: accumulated depreciation* | *(541,776)* |
| *Property and equipment, net* | *76,275,909* |
| ***Other Assets*** | |
| *Deferred loan costs, net* | *685,632* |
| *Other assets* | *235,663* |
| *Total other assets* | *921,295* |
| ***TOTAL ASSETS*** | ***$80,907,535*** |
| ***LIABILITIES*** | |
| ***Current Liabilities*** | |
| *Accounts payable and accrued liabilities* | *$ 794,716* |
| *Advance deposits* | *180,096* |
| *Total current liabilities* | *974,812* |
| ***Long Term Liabilities*** | |
| *Mortgage loan* | *57,600,000* |
| *Total long term liabilities* | *57,600,000* |
| ***TOTAL LIABILITIES*** | 58,574,812 |
| *Commitments and contingencies (see Note 5)* | |
| ***MEMBERS' EQUITY*** | |
| *Members' equity accounts* | 22,332,723 |
| ***TOTAL MEMBERS' EQUITY*** | 22,332,723 |
| ***TOTAL LIABILITIES AND MEMBERS' EQUITY*** | ***$80,907,535*** |

**The accompanying notes are an integral part of these financial statements.**

**MHI/CARLYLE SIAN OWNER I, LLC and**

**MHI/CARLYLE SIAN LESSEE I, LLC**

**COMBINED STATEMENT OF OPERATIONS AND MEMBERS' EQUITY**

| | Period From Inception (May 25, 2007) to December 31, 2007 |
|---|---|
| *REVENUE* | |
| Rooms department | $ 1,521,182 |
| Food and beverage department | 330,993 |
| Other operating departments | 115,409 |
| **Total revenue** | 1,967,584 |
| ***EXPENSES*** | |
| Hotel operating expenses | |
| Rooms department | 459,465 |
| Food and beverage department | 397,789 |
| Other operating departments | 81,608 |
| Indirect | 1,303,287 |
| **Total hotel operating expenses** | **2,242,149** |
| Depreciation and amortization | 543,078 |
| Startup costs | 1,555,618 |
| Corporate general and administrative | 9,033 |
| **Total operating expenses** | **4,349,878** |
| ***OPERATING LOSS*** | **(2,382,294)** |
| Other income (expense) | |
| Interest expense | (1,727,996) |
| Interest income | 17,955 |
| ***NET LOSS*** | **(4,092,335)** |
| ***MEMBERS' EQUITY, BEGINNING OF PERIOD*** | |
| Members' equity contributions | 26,425,058 |
| Members' equity distributions | — |
| ***MEMBERS' EQUITY, END OF PERIOD*** | $22,332,723 |

**The accompanying notes are an integral part of these financial statements.**

**MHI/CARLYLE SIAN OWNER I, LLC and**

**MHI/CARLYLE SIAN LESSEE I, LLC**

**COMBINED STATEMENT OF CASH FLOWS**

| | Period From Inception (May 25, 2007) to December 31, 2007 |
|---|---|
| ***Cash Flows from Operating Activities:*** | |
| Net Loss | $ (4,092,335) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities: | |
| Depreciation and amortization | 543,078 |
| Amortization of deferred financing costs | 75,948 |
| Changes in assets and liabilities: | |
| Restricted cash | (17,955) |
| Accounts receivable | (107,381) |
| Inventory, prepaid expenses and other assets | (430,703) |
| Other assets | (160,663) |
| Accounts payable and accrued liabilities | 604,248 |
| Advance deposits | 180,096 |
| Net cash used in operating activities | (3,405,667) |
| ***Cash flows from investing activities:*** | |
| Acquisition of hotel property | (18,175,628) |
| Improvements and additions to hotel property | (1,117,057) |
| Contribution to restricted cash reserve | (1,985,000) |
| Proceeds of restricted cash reserve | 1,001,759 |
| Net cash used in investing activities | (20,275,926) |
| ***Cash flows from financing activities:*** | |
| Members' capital contributed | 26,425,058 |
| Payment of deferred financing costs | (761,580) |
| Net cash provided by financing activities | 25,663,478 |
| Net increase in cash and cash equivalents | 1,981,885 |
| Cash and cash equivalents at the beginning of the period | — |
| ***Cash and cash equivalents at the end of the period*** | $ 1,981,885 |
| ***Supplemental disclosures:*** | |
| Cash paid during the period for interest | $ 1,835,039 |
| ***Non-cash investing and financing activities:*** | |
| Mortgage note on purchase of hotel property | $ 57,600,000 |

**The accompanying notes are an integral part of these financial statements.**

**MHI/CARLYLE SIAN OWNER I, LLC and**

**MHI/CARLYLE SIAN LESSEE I, LLC**

**NOTES TO COMBINED FINANCIAL STATEMENTS**

**1. Organization and Description of Business**

MHI/Carlyle Sian Owner I, LLC ("Sian Owner") and MHI/Carlyle Sian Lessee I, LLC ("Sian Lessee" and together, the "Company") were formed on May 25, 2007 pursuant to a program agreement between MHI Hospitality Corporation ("MHI") and the Carlyle Group ("Carlyle") for the purpose of acquiring a recently renovated property in Hollywood Beach, Florida, formerly known as the Ambassador Hotel, and re-opening as the Crowne Plaza Hollywood Beach. Sian Owner acquired the property on August 8, 2007 subject to a mortgage in the amount of $57.6 million with Société Générale that matures on August 1, 2009 and bears a rate of 1-month LIBOR plus 1.94%. Sian Lessee is a co-obligor of the loan, which can be extended for a maximum of two 12-month periods. The Crowne Plaza Hollywood Beach commenced operations on September 18, 2007.

Substantially all of the Company's assets are held by, and all of its operations are conducted through, Sian Owner. Sian Owner leases the hotel to Sian Lessee, which in turn has engaged a hotel management company to operate the hotel under a management contract.

**2. Summary of Significant Accounting Policies**

*Basis of Presentation*—The combined financial statements presented herein include all of the accounts of Sian Owner and Sian Lessee and together represent assets and operations of the Crowne Plaza Hollywood Beach.

*Principles of Combination*—The combined financial statements of the Company include the accounts of the Sian Owner and Sian Lessee. All inter-company accounts and transactions have been eliminated.

*Cash and Cash Equivalents*—All highly liquid investments with an original maturity of three months or less are cash equivalents.

*Restricted Cash*—Restricted cash represents a debt service escrow of approximately three months' interest payments under the mortgage loan agreement with Société Générale. Under the terms of the agreement, the escrow account must remain until the mortgagee exceeds a debt service coverage ratio for a one-year period.

*Property and Equipments*—Property and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives as follows: land improvements – ten to twenty years, building and improvements – thirty-nine years, furniture and equipment – five to ten years. Depreciation expense for the period from May 25, 2007 through December 31, 2007 was $541,775.

Expenditures for items that have a useful life of more than one year or that materially increase the value or extend the life of existing assets are capitalized, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged against earnings as incurred. Upon sale or retirement of a fixed asset, the cost and related accumulated depreciation are removed and any resulting gain or loss in included in the statement of operations.

The management of Sian Owner reviews the hotel property for impairment whenever events or changes in circumstances indicate that the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause a review include, but are not limited to, adverse changes in the demand for lodging at the properties due to declining national or local economic conditions and/or new hotel construction in markets where the hotels are located. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows from operations and the proceeds from the ultimate disposition of a hotel property exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related hotel property's estimated fair market value is recorded and an impairment loss recognized.

*Derivative Instruments*—Derivative instruments are accounted for in accordance with the provisions of Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended and interpreted ("SFAS 133"). Under SFAS 133, all derivative instruments are required to be reflected as assets or liabilities on the balance sheet and measured at fair value. Derivative instruments used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as an interest rate risk, are considered fair value hedges. Derivative instruments used to hedge exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. For a derivative instrument designated as a cash flow hedge, the change in fair value each period is reported in accumulated other comprehensive income in stockholders' equity to the extent the hedge is effective. For a derivative instrument designated as a fair value hedge, the change in fair value each period is reported in earnings along with the change in fair value of the hedged item attributable to the risk being hedged. For a derivative instrument that does not qualify for hedge accounting or is not designated as a hedge, the change in fair value each period is reported in earnings. Derivative instruments are not purchased for speculative trading purposes.

Pursuant to the terms of the mortgage loan agreement with Société Générale, an interest rate cap agreement was purchased for $37,690 limiting exposure to 1-Month LIBOR to no more than 6.25% and will expire August 15, 2009. The interest rate cap had an estimated fair value of $30,214 at December 31, 2007 and is included in other assets.

*Inventories*—Inventories, consisting primarily of food and beverages, are stated at the lower of cost or market, with cost determined on a method that approximates first-in, first-out basis. Generally, supplies of bed linens, towels, china, glass and silverware are not capitalized. Purchases of replacement supplies are expensed when put into service. However, with the opening of the hotel, initial supplies of linen, china, glass and silver were capitalized at cost and are being amortized over their expected useful life of between 9 and 24 months.

*Franchise License Fees*—Fees expended to obtain the franchise license are amortized over the life of the license. The unamortized franchise fees as of December 31, 2007 were $50,698. Amortization expense for the period May 25, 2007 through December 31, 2007 was $1,302.

*Revenue Recognition*—Revenues from operation of the hotel are recognized when the services are provided. Revenues consist of room sales, food and beverage sales, and other hotel department revenues, such as telephone, rooftop leases and gift shop sales and rentals.

*Deferred Financing Costs*—Deferred financing costs are recorded at cost and consist of loan fees and other costs incurred in obtaining debt financing. Amortization of deferred financing costs is computed using a method that approximates the effective interest method over the term of the related debt and is included in interest expense in the statement of operations.

*Income Taxes*—Sian Owner and Sian Lessee are limited liability companies which file tax returns for which the members are taxed on their respective shares of the entity's income, and accordingly, no provision for income taxes is included in the financial statements.

*Use of Estimates*—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Occupancy and Other Taxes*—Revenue is reported net of occupancy and other taxes collected from customers and remitted to governmental authorities.

*New Accounting Pronouncements*—In December 2007, the FASB Statement 141R, "Business Combinations" ("SFAS 141R") was issued. SFAS 141R replaces SFAS 141. SFAS 141R requires the acquirer of a business to recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value. SFAS 141R also requires transactions costs related to the business combination to be expensed as incurred. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The effective date for the Company will be January 1, 2009. The management of Sian Owner and Sian Lessee have not yet determined the impact of SFAS 141R related to future acquisitions, if any, on our combined financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 allows entities to voluntarily choose, at specified election dates, to measure many financial assets and liabilities at fair value. The effective date for the Company is January 1, 2008. The management of Sian Owner and Sian Lessee is evaluating the impact of the provisions of SFAS 159 on its combined financial statements.

In September 2006, FASB Statement 157, "Fair Value Measurements" ("SFAS 157") was issued. SFAS 157 establishes a framework for measuring fair value by providing a standard definition of fair value as it applies to assets and liabilities. SFAS 157, which does not require any new fair value measurements, clarifies the application of other accounting pronouncements that require or permit fair value measurements. The effective date for the Company is January 1, 2008. The management of Sian Owner and Sian Lessee is evaluating the impact of adopting SFAS 157 on its Consolidated Financial Statements. However, the FASB has proposed FASB Staff Position No. FAS 157-b, *Effective Date of FASB Statement No. 157* ("the proposed FSP"). The proposed FSP would delay the effective date of Statement 157 for all nonfinanical assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008.

In June 2006, the FASB issued FASB Interpretation No. ("FIN 48"), *Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109.* FIN 48 clarifies the accounting for uncertainty in income taxes by creating a framework for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions that they have taken or expect to take in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted beginning January 1, 2007. As the company's members are subject to tax on the company's earnings, the management of Sian Owner and Sian Lessee do not believe adoption will have a material impact on the combined results of operations or financial position.

### 3. Acquisition of Hotel Property

On August 8, 2007, Sian Owner I, LLC purchased recently renovated property in Hollywood Beach, Florida, formerly known as the Ambassador Hotel, for approximately $75.8 million including transfer costs. The allocation of the purchase price to the acquired assets based on their fair values was as follows (in thousands):

| | |
|---|---|
| Land and improvements | $ 13,870 |
| Building and improvements | 58,506 |
| Furniture and equipment | 3,324 |
| Other assets | 75 |
| | $ 75,775 |

**4. Mortgage Debt**

Co-incident with the purchase of the hotel property in Hollywood Beach, Florida, Sian Owner and Sian Lessee became obligors of a $57.6 million mortgage with Société Générale. Under the loan, monthly payments of interest-only are due at 1-month LIBOR plus 1.94% through August 1, 2009, the loan's maturity date. Provided certain conditions are met, the loan can be extended for up to two (2) 12-month periods. The loan is secured by the Crowne Plaza Hollywood Beach hotel.

Total debt maturities as of December 31, 2007 were as follows ($000s):

| | |
|---|---|
| December 31, 2008 | $ — |
| December 31, 2009 | 57,600 |
| Total | $57,600 |

**5. Commitments and Contingencies**

*Management Agreement*—Sian Lessee, which leases the property from Sian Owner, has contracted with MHI Hotels Services, LLC ("MHI Hotels Services") to manage the property under a ten-year management agreement which expires August 2017. (See Note 6.)

*Asset Management Agreement*—Sian Owner has engaged MHI Hospitality TRS II, LLC, an indirect subsidiary of MHI to provide advisory and consultation services with respect to ownership, management, operation, financing and disposition of the Crowne Plaza Hollywood Beach. (See Note 6.)

*Franchise Agreements*—As of December 31, 2007, the Crowne Plaza Hollywood Beach operated under a franchise license from InterContinental Hotel Group. Under the franchise agreement, the hotel is required to pay a franchise fee generally between 2.5% and 5.0% of room revenues, plus additional fees that amount to between 2.5% and 6.0% of room revenues from the hotels.

*Litigation*—The Company is not involved in any material litigation nor, to its knowledge, is any material litigation threatened against the Company.

**6. Related Party Transactions**

*Management Agreement*—Sian Lessee, which leases the property from Sian Owner, has contracted with MHI Hotels Services (a company majority-owned and controlled by the CEO, the CFO and two directors of MHI) for management of the hotel. MHI Hotels Services receives a base management fee of 2.0% in 2007 and 2008, rising to 2.5% in 2009 and 3.0% thereafter of total gross revenue. Management fees for the period from inception, May 25, 2007 through December 31, 2007 were $39,352.

*Asset Management Agreement*—Sian Owner has engaged MHI Hospitality TRS II, LLC, an indirect subsidiary of MHI, to provide advisory and consultation services previously described. A fee of 1.50% of total revenue is due on a quarterly basis for services rendered. Asset management fees for the period from inception, May 25, 2007, to December 31, 2007 were $29,514. Unpaid asset management fees included in accounts payable and accrued liabilities at December 31, 2007 totaled $29,514.

**MHI HOSPITALITY CORPORATION**

March 26, 2008

Dear Stockholder:

On behalf of the Board of Directors and management of MHI Hospitality Corporation (the "Company"), I cordially invite you to attend the 2008 Annual Meeting of Stockholders (the "Annual Meeting") to be held at the William & Mary Alumni House, 1 Alumni Drive, Williamsburg, Virginia 23185 on Tuesday, April 22, 2008 at 9:00 a.m., local time. The attached Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted at the Annual Meeting. Directors and officers of the Company, as well as a representative of PKF Witt Mares, PLC, certified public accountants, will be present to respond to any questions you may have.

You will be asked to elect seven directors and to ratify the appointment of PKF Witt Mares, PLC as the Company's independent accountants for the fiscal year ending December 31, 2008. The Board of Directors has unanimously approved each of these proposals and recommends that you vote FOR them.

Your vote is important, regardless of the number of shares you own and regardless of whether you plan to attend the Annual Meeting. I encourage you to read the enclosed proxy statement carefully and sign and return your enclosed proxy card as promptly as possible because a failure to do so could cause a delay in the Annual Meeting and additional expense to the Company. A postage-paid return envelope is provided for your convenience. This will not prevent you from voting in person, but it will assure that your vote will be counted if you are unable to attend the Annual Meeting. If you do decide to attend the Annual Meeting and feel for whatever reason that you want to change your vote at that time, you will be able to do so. If you are planning to attend the Annual Meeting, please let us know by marking the appropriate box on the proxy card.

Sincerely yours,

**Andrew M. Sims**
**President and Chief Executive Officer**

4801 Courthouse Street, Suite 201 Williamsburg, Virginia 23188

## MHI HOSPITALITY CORPORATION
**Supplement to 2008 Schedule 14A Proxy Statement**

This supplement replaces the Principal Holders section found on pages 2-3 of this proxy statement.

## PRINCIPAL HOLDERS

The following table sets forth the beneficial ownership of shares of common stock as of March 1, 2008 for each person or group known to the Company to be holding more than 5% of the common stock, for each director and named executive officer and for the directors and executive officers of the Company as a group. As of March 1, 2008, the Company had outstanding 6,939,613 shares of its common stock, $.01 par value per share. The number of shares shown represents the number of shares of common stock the person "beneficially owns," as determined by the rules of the SEC, including the number of shares that may be issued upon redemption of partnership interests or units in MHI Hospitality, L.P., which we will refer to as the Operating Partnership. The Operating Partnership is controlled by the Company as its sole general partner. The Operating Partnership is obligated to redeem each unit at the request of the holder thereof for the cash value of one share of common stock or, at the Company's option, one share of common stock.

| Name of Beneficial Owner (1) | Number of Shares Beneficially Owned | Percent of Class (2) |
|---|---|---|
| Elpizo Limited Partnership | 732,254(3) | 9.6% |
| Andrew M. Sims | 717,149(4),(5),(6) | 9.4% |
| Christopher L. Sims | 704,899(4),(5) | 9.2% |
| Kim E. Sims | 635,149(4),(5) | 8.4% |
| Robert W. Baird & Co. Incorporated | 531,223(7) | 7.1% |
| Ferris, Baker Watts, Incorporated | 411,177(8) | 5.9% |
| Wilmington Hotel Associates Corp. | 377,903(9) | 5.2% |
| Edward S. Stein | 337,599(10),(11) | 4.7% |
| William J. Zaiser | 222,531(12) | 3.2% |
| David R. Folsom | 26,213(13) | * |
| J. Paul Carey | 13,500(11) | * |
| James P. O'Hanlon | 7,000(14) | * |
| General Anthony C. Zinni (USMC Ret.) | 3,500(11) | * |
| Anthony E. Domalski | 1,000(15) | * |
| Julia Farr Connolly | 0 | * |
| All executive officers and directors as a group (11 persons) | 2,517,378 | 26.9% |

* Represents less than 1% of the number of shares of common stock of the Company.

(1) Unless otherwise indicated, the named stockholders have sole voting power with respect to all shares shown as being beneficially owned by them. Assumes that all units of our operating partnership held by such person or group of persons are redeemed for common stock (regardless of when such units are redeemable) and includes restricted stock grants that were fully vested on December 31, 2007.

(2) The total number of shares outstanding used in calculating the ownership interest of the named holders of units in the Operating Partnership is based on the deemed conversion of only the units beneficially owned by such holder into shares of common stock as per the applicable rules of the SEC relating to the determination of beneficial ownership.

(3) Represents 368,168 units held by Supreme Corp., 308,234 units held by Khersonese Investment (USA) Inc., 6,832 units held by IPAX and 49,020 units held by Phileo Land Company. These entities are indirectly controlled by members of the Cheong Family, including Kee Cheok Cheong, Kee Fong Cheong, Kee Seong Cheong, Kee Lai Cheong and Kee Soon Cheong.

(4) Andrew M. Sims, Kim E. Sims and Christopher L. Sims are siblings.

(5) Andrew M. Sims, Kim E. Sims and Christopher L. Sims each received 605,166 units in connection with our initial public offering. On July 22, 2005, the family limited partnerships of Andrew M. Sims, Kim E. Sims and Christopher L. Sims each received 24,152, 24,152 and 24,152 units, respectively, in connection with the Company's acquisition of the Hilton Jacksonville Riverfront Hotel. Includes 75,581 units held by the Edgar Sims Irrevocable Trust for which Andrew M. Sims, Kim E. Sims and Christopher L. Sims serve as co-trustees. Kim E. Sims redeemed 80,000 units for common stock on March 1, 2007 and 50,000 units for common stock on August 28, 2007.

(6) Includes 12,250 shares of common stock granted under our 2004 Long-Term Incentive Plan.

(7) Based on information set forth in a Schedule 13G filed with the Securities and Exchange Commission on February 4, 2008 by Robert W. Baird & Co. Incorporated. The address of Robert W. Baird & Co. Incorporated is 777 East Wisconsin Avenue Milwaukee, WI 53202.

(8) Based on information set forth in a Schedule 13G filed with the Securities and Exchange Commission on February 4, 2008 by Ferris, Baker Watts, Incorporated, reporting shared power to dispose or direct the disposition of 411,177 shares. The address of Ferris, Baker Watts, Incorporated is 100 Light Street, Baltimore, MD 21202.

(9) Represents 377,903 units held by Wilmington Hotel Associates. Jeanette Sims is the sole shareholder of Wilmington Hotel Associates and is the mother of Andrew, Kim and Christopher Sims. The address of Wilmington Hotel Associates is 6411 Ivy Lane, Suite 510, Greenbelt, MD 20770.

(10) Represents 1,000 shares of common stock held by the Weinberg & Stein pension plan and 333,099 units held by the Krichman Trust, of which Edward Stein is a Trustee.

(11) Includes 3,500 shares of restricted stock granted under our 2004 Long-Term Incentive Plan all of which were fully vested on December 31, 2007. Does not include 1,500 shares of restricted stock granted under our Long Term Incentive Plan, which will vest on December 31, 2008.

(12) Includes 7,550 shares of common stock granted under our 2004 Long-Term Incentive Plan. The family limited partnership of William J. Zaiser received 206,830 units in connection with our initial public offering and an additional 8,151 units in connection with the acquisition of the Hilton Jacksonville Riverfront Hotel on July 22, 2005.

(13) Includes 1,700 shares of common stock of our company that Mr. Folsom purchased before joining as an executive officer in January 2006, 12,700 shares Mr. Folsom purchased during 2007 and 1,813 shares of common stock granted under our 2004 Long-Term Incentive Plan. Also includes 10,000 shares of our common stock granted pursuant to Mr. Folsom's employment agreement with the Company. Does not include 14,000 shares of restricted stock that will vest and become transferable on January 1, 2011.

(14) Includes 1,500 shares of restricted stock granted under our 2004 Long-Term Incentive Plan all of which were fully vested on December 31, 2007. Does not include 1,500 shares of restricted stock granted under our Long Term Incentive Plan, which will vest on December 31, 2008. Includes 3,500 shares held by Scion Holdings, LLC, a limited liability company of which Mr. O'Hanlon owns a 48.5% interest. Includes 2,000 shares held by Ms. Claudia O'Hanlon, Mr. O'Hanlon's spouse.

(15) Includes 750 shares of common stock granted under our 2004 Long-Term Incentive Plan. Mr. Domalski purchased 250 shares of our common stock before being appointed an officer of our company.

**MHI HOSPITALITY CORPORATION**
**4801 COURTHOUSE STREET, SUITE 201**
**WILLIAMSBURG, VIRGINIA 23188**

# NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 22, 2008

**NOTICE IS HEREBY GIVEN** that the 2008 Annual Meeting of Stockholders (the "Annual Meeting") of MHI Hospitality Corporation (the "Company"), will be held at the William & Mary Alumni House, 1 Alumni Drive, Williamsburg, Virginia 23185, on Tuesday, April 22, 2008 at 9:00 a.m., local time, for the following purposes:

1. To elect seven directors to the board of directors of the Company;
2. To ratify the appointment of PKF Witt Mares, PLC as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2008; and
3. To transact such other business as may properly come before the Annual Meeting and any adjournments thereof.

The Board of Directors is not aware of any other business to come before the Annual Meeting. Stockholders of record at the close of business on March 1, 2008 are the stockholders entitled to notice of and to vote at the Annual Meeting and any adjournments thereof.

A copy of the Company's 2007 Annual Report is enclosed.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. WE ENCOURAGE YOU TO VOTE BY PROXY SO THAT YOUR SHARES WILL BE REPRESENTED AND VOTED AT THE ANNUAL MEETING EVEN IF YOU CANNOT ATTEND. ALL STOCKHOLDERS OF RECORD CAN VOTE BY WRITTEN PROXY CARD. HOWEVER, IF YOU ARE A STOCKHOLDER WHOSE SHARES ARE NOT REGISTERED IN YOUR OWN NAME, YOU WILL NEED ADDITIONAL DOCUMENTATION FROM YOUR RECORD HOLDER TO VOTE IN PERSON AT THE ANNUAL MEETING.

BY ORDER OF THE BOARD OF DIRECTORS

William J. Zaiser

**WILLIAM J. ZAISER**
**SECRETARY**

Williamsburg, VA
March 26, 2008

**IMPORTANT:** THE PROMPT RETURN OF PROXIES WILL SAVE THE COMPANY THE EXPENSE OF FURTHER REQUESTS FOR PROXIES IN ORDER TO INSURE A QUORUM AT THE ANNUAL MEETING. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

## PROXY STATEMENT
## OF
## MHI HOSPITALITY CORPORATION
## 4801 COURTHOUSE STREET, SUITE 201
## WILLIAMSBURG, VIRGINIA 23188

## ANNUAL MEETING OF STOCKHOLDERS
## APRIL 22, 2008

This Proxy Statement is furnished in connection with the solicitation of proxies by the board of directors of MHI Hospitality Corporation (the "Company") to be used at the 2008 Annual Meeting of Stockholders which will be held at the William & Mary Alumni House, 1 Alumni Drive, Williamsburg, Virginia 23185, on Tuesday, April 22, 2008, 9:00 a.m., local time (the "Annual Meeting"). The accompanying Notice of Annual Meeting of Stockholders and this Proxy Statement are being mailed to stockholders on or about March 26, 2008.

All properly executed written proxies that are delivered pursuant to this proxy statement will be voted on all matters that properly come before the Annual Meeting for a vote. If your signed proxy specifies instructions with respect to matters being voted upon, your shares will be voted in accordance with your instructions. If no instructions are specified, your shares will be voted (a) FOR the election as directors of the nominees named in Proposal I, (b) FOR Proposal II (ratification of independent registered public accounting firm), and (c) in the discretion of the proxy holders, as to any other matters that may properly come before the Annual Meeting. Your proxy may be revoked at any time prior to being voted by: (i) filing with the Company's Corporate Secretary (William J. Zaiser, at 4801 Courthouse Street, Suite 201, Williamsburg, Virginia 23188) written notice of such revocation; (ii) submitting a duly executed proxy bearing a later date; or (iii) attending the Annual Meeting and giving the Corporate Secretary notice of your intention to vote in person.

## VOTING SECURITIES AND VOTE REQUIRED

The board of directors has fixed the close of business on March 1, 2008 (the "Record Date") as the record date for the determination of stockholders who are entitled to notice of, and to vote at, the Annual Meeting. On the Record Date, there were 6,939,613 shares of the Company's common stock, $0.01 par value, outstanding. Each stockholder of record on the Record Date is entitled to one vote for each share held.

The presence in person or by proxy of at least a majority of the outstanding shares of common stock entitled to vote is necessary to constitute a quorum at the Annual Meeting. Shares represented by proxies received but marked as abstentions, if any, will be included in the calculation of the number of shares considered to be present at the meeting. Shares held in a broker's account that are not voted by the broker or other nominee ("broker non-votes") will be treated as shares present at the meeting for purposes of determining the presence of a quorum, but will not be treated as shares present and entitled to vote with respect to those matters for which no vote is cast. In the event there are not sufficient votes for a quorum or to ratify any proposals at the time of the Annual Meeting, the Annual Meeting may be adjourned in order to permit the further solicitation of proxies.

As to the election of directors, the enclosed proxy enables a stockholder to vote "FOR" the election of the nominees proposed by the board of directors, or to withhold authority to vote for the nominee being proposed. Directors are elected by a plurality of votes of the shares present in person or represented by proxy at a meeting and entitled to vote in the election of directors.

As to the ratification of the independent accountants, which is submitted as Proposal II, a stockholder may: (i) vote "FOR" the ratification; (ii) vote "AGAINST" the ratification; or (iii) "ABSTAIN" with respect to the ratification. Unless otherwise required by law, Proposal II and all other matters shall be determined by a majority of votes cast affirmatively or negatively without regard to (a) broker non-votes, or (b) proxies marked "ABSTAIN" as to that matter.

## PRINCIPAL HOLDERS

The following table sets forth the beneficial ownership of shares of common stock as of March 1, 2008 for each person or group known to the Company to be holding more than 5% of the common stock, for each director and named executive officer and for the directors and executive officers of the Company as a group. As of March 1, 2008, the Company had outstanding 6,939,613 shares of its common stock, $.01 par value per share. The number of shares shown represents the number of shares of common stock the person "beneficially owns," as determined by the rules of the SEC, including the number of shares that may be issued upon redemption of partnership interests or units in MHI Hospitality, L.P., which we will refer to as the Operating Partnership. The Operating Partnership is controlled by the Company as its sole general partner. The Operating Partnership is obligated to redeem each unit at the request of the holder thereof for the cash value of one share of common stock or, at the Company's option, one share of common stock.

| Name of Beneficial Owner (1) | Number of Shares Beneficially Owned | Percent of Class (2) |
|---|---|---|
| Elpizo Limited Partnership | 732,254(3) | 9.6% |
| Andrew M. Sims | 717,149(4),(5),(6) | 9.4% |
| Christopher L. Sims | 704,899(4),(5) | 9.2% |
| Kim E. Sims | 635,149(4),(5) | 8.4% |
| Ferris, Baker Watts, Incorporated | 411,177(7) | 5.9% |
| Wilmington Hotel Associates Corp. | 377,903(8) | 5.2% |
| Edward S. Stein | 337,599(9),(10) | 4.7% |
| William J. Zaiser | 222,531(11) | 3.2% |
| David R. Folsom | 26,213(12) | * |
| J. Paul Carey | 13,500(10) | * |
| James P. O'Hanlon | 7,000(13) | * |
| General Anthony C. Zinni (USMC Ret.) | 3,500(10) | * |
| Anthony E. Domalski | 1,000(14) | * |
| Julia Farr Connolly | 0 | * |
| All executive officers and directors as a group (11 persons) | 2,517,378 | 26.9% |

* Represents less than 1% of the number of shares of common stock of the Company.

(1) Unless otherwise indicated, the named stockholders have sole voting power with respect to all shares shown as being beneficially owned by them. Assumes that all units of our operating partnership held by such person or group of persons are redeemed for common stock (regardless of when such units are redeemable) and includes restricted stock grants that were fully vested on December 31, 2007.

(2) The total number of shares outstanding used in calculating the ownership interest of the named holders of units in the Operating Partnership is based on the deemed conversion of only the units beneficially owned by such holder into shares of common stock as per the applicable rules of the SEC relating to the determination of beneficial ownership.

(3) Represents 368,168 units held by Supreme Corp., 308,234 units held by Khersonese Investment (USA) Inc., 6,832 units held by IPAX and 49,020 units held by Phileo Land Company. These entities are indirectly controlled by members of the Cheong Family, including Kee Cheok Cheong, Kee Fong Cheong, Kee Seong Cheong, Kee Lai Cheong and Kee Soon Cheong.

(4) Andrew M. Sims, Kim E. Sims and Christopher L. Sims are siblings.
(5) Andrew M. Sims, Kim E. Sims and Christopher L. Sims each received 605,166 units in connection with our initial public offering. On July 22, 2005, the family limited partnerships of Andrew M. Sims, Kim E. Sims and Christopher L. Sims each received 24,152, 24,152 and 24,152 units, respectively, in connection with the Company's acquisition of the Hilton Jacksonville Riverfront Hotel. Includes 75,581 units held by the Edgar Sims Irrevocable Trust for which Andrew M. Sims, Kim E. Sims and Christopher L. Sims serve as co-trustees. Kim E. Sims redeemed 80,000 units for common stock on March 1, 2007 and 50,000 units for common stock on August 28, 2007.
(6) Includes 12,250 shares of common stock granted under our 2004 Long-Term Incentive Plan.
(7) Based on information set forth in a Schedule 13G filed with the Securities and Exchange Commission on February 4, 2008 by Ferris, Baker Watts, Incorporated, reporting shared power to dispose or direct the disposition of 411,177 shares. The address of Ferris, Baker Watts, Incorporated is 100 Light Street, Baltimore, MD 21202.
(8) Represents 377,903 units held by Wilmington Hotel Associates. Jeanette Sims is the sole shareholder of Wilmington Hotel Associates and is the mother of Andrew, Kim and Christopher Sims. The address of Wilmington Hotel Associates is 6411 Ivy Lane, Suite 510, Greenbelt, MD 20770.
(9) Represents 1,000 shares of common stock held by the Weinberg & Stein pension plan and 333,099 units held by the Krichman Trust, of which Edward Stein is a Trustee.
(10) Includes 3,500 shares of restricted stock granted under our 2004 Long-Term Incentive Plan all of which were fully vested on December 31, 2007. Does not include 1,500 shares of restricted stock granted under our Long Term Incentive Plan, which will vest on December 31, 2008.
(11) Includes 7,550 shares of common stock granted under our 2004 Long-Term Incentive Plan. The family limited partnership of William J. Zaiser received 206,830 units in connection with our initial public offering and an additional 8,151 units in connection with the acquisition of the Hilton Jacksonville Riverfront Hotel on July 22, 2005.
(12) Includes 1,700 shares of common stock of our company that Mr. Folsom purchased before joining as an executive officer in January 2006, 12,700 shares Mr. Folsom purchased during 2007 and 1,813 shares of common stock granted under our 2004 Long-Term Incentive Plan. Also includes 10,000 shares of our common stock granted pursuant to Mr. Folsom's employment agreement with the Company. Does not include 14,000 shares of restricted stock that will vest and become transferable on January 1, 2011.
(13) Includes 1,500 shares of restricted stock granted under our 2004 Long-Term Incentive Plan all of which were fully vested on December 31, 2007. Does not include 1,500 shares of restricted stock granted under our Long Term Incentive Plan, which will vest on December 31, 2008. Includes 3,500 shares held by Scion Holdings, LLC, a limited liability company of which Mr. O'Hanlon owns a 48.5% interest. Includes 2,000 shares held by Ms. Claudia O'Hanlon, Mr. O'Hanlon's spouse.
(14) Includes 750 shares of common stock granted under our 2004 Long-Term Incentive Plan. Mr. Domalski purchased 250 shares of our common stock before being appointed an officer of our company.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers and the beneficial owners of more than 10% of the common stock to file reports of ownership and changes in ownership of equity securities of the Company with the Securities and Exchange Commission and to furnish the Company with copies of such reports. To the best of our knowledge, all of the filings by our directors and executive officers were made on a timely basis during the 2007 fiscal year. We are not aware of any beneficial owners of more than 10% of our common stock other than as disclosed in the Principal Holders Table.

## PROPOSAL I—ELECTION OF DIRECTORS

The directors of the Company are elected by the stockholders annually. Each director's term of office expires at the Annual Meeting. Each of the directors has been nominated for election at the Annual Meeting to hold office until the 2009 annual meeting of stockholders and until their successors are elected and qualified. The board of directors currently consists of seven members. Andrew M. Sims, General Anthony C. Zinni, Kim E. Sims, Christopher L. Sims, Edward S. Stein, James O'Hanlon and J. Paul Carey (the "Nominees"), have been nominated by the board of directors for terms of one year each.

The persons named as proxies in the enclosed proxy card intend to vote "FOR" the election of the Nominees, unless the proxy card is marked to indicate that such authorization is expressly withheld. Should one or more of the Nominees withdraw or be unable to serve (which the board of directors does not expect) or should any other vacancy occur in the board of directors, it is the intention of the persons named in the enclosed proxy card to vote "FOR" the election of such persons as may be recommended by the board of directors. If there are no substitute nominees, the size of the board of directors may be reduced.

### Biographical Information

The principal business experience of each director and executive officer of the Company is set forth below.

### Nominees for Directors:

**Andrew M. Sims,** 51, is our president, chief executive officer and chairman of the board and has served in such capacity since our inception in August 2004. He served as President of MHI Hotels Services from 1995 until December 2004 after serving for seven years as Vice President of Finance and Development. As President of MHI Hotels Services, Mr. Sims oversaw company operations as well as the areas of accounting and finance, marketing, development and franchise relations. Andrew Sims is the brother of directors Kim and Christopher Sims. Mr. Sims serves as a director of MHI Hotels Services.

**General Anthony C. Zinni,** 63, (USMC Ret.) became a director in December 2004 upon completion of our initial public offering. General Zinni is currently the Executive Vice President of DynCorp International. He retired from the U.S. Marine Corps after 39 years of service in October 2000. During his military career, General Zinni served as the Commanding General, First Marine Expeditionary Force from 1994 to 1996, and as Commander-in-Chief, U.S. Central Command from 1997 to 2000. General Zinni has participated in numerous humanitarian operations and Presidential diplomatic missions. In November 2001, General Zinni was appointed senior adviser and U.S. envoy to the Middle East by Secretary of State Colin Powell. Since November 2000, General Zinni has consulted in the areas of defense, military, national security, foreign policy and regional issues. He currently serves as a professor at Duke University and Cornell University. General Zinni currently serves as a director and member of the governance committee of BAE Systems.

**Kim E. Sims,** 53, became a director upon completion of our initial public offering in December 2004 and is the President and a director of MHI Hotels Services, a position he has held since December 2004. Mr. Sims served as Executive Vice President of Operations of MHI Hotels Services from 1995 until 2004 and has provided 28 years of service there. Kim Sims is the brother of Andrew and Christopher Sims.

**Christopher L. Sims,** 49, became a director upon completion of our initial public offering and is an officer and director of MHI Hotels Services. He joined MHI Hotels Services in 1981 first as sales and general manager for the Best Western Maryland Inn in College Park until his promotion in 1988 to Vice President of Sales and

Marketing, the position he currently holds. He is a member of the board of directors of the Prince George's Conference and Visitors Bureau and a member of Hospitality Sales and Marketing Association International. Christopher Sims is the brother of Andrew and Kim Sims.

**Edward S. Stein,** 61, became a director upon completion of our initial public offering in December 2004 and is chairman of the nominating, corporate governance and compensation committee and is a member of the audit committee. He is a founding partner of the Norfolk, Virginia law firm of Weinberg and Stein. Mr. Stein has practiced law in the areas of real estate, estate planning, probate, corporate law, business law and licensing since 1974. He is admitted to the Virginia Bar and is a member of the Norfolk and Portsmouth, Virginia Bar Associations.

**James P. O'Hanlon,** 64, became a director in March 2007 and serves on the nominating, corporate governance and compensation committee, as well as the audit committee. Mr. O'Hanlon retired from Dominion Energy in January 2003 after serving as President and Chief Operating Officer for three years. He previously served as Chief Operating Officer of Dominion Generation, a generating unit of Dominion Resources, upon its formation in May 1999. Prior to his employment with Dominion Generation, Mr. O'Hanlon was with a subsidiary of Virginia Power since 1989 and served as Vice President-Nuclear Services, Vice President—Nuclear Operations and subsequently, Senior Vice President—Nuclear. He is a Captain (retired) in the U.S. Naval Reserves.

**J. Paul Carey,** 49, became a director prior to completion of the initial public offering in December 2004 and serves as the chairman of the audit committee and is a member of the nominating, corporate governance and compensation committee. He is currently the Managing Partner for JPT Partners, a privately held investment partnership created to acquire and manage transaction-processing companies in the education and financial services industry, a position he has held since October 2003. Prior to his position with JPT Partners, Mr. Carey served as the Chief Executive Officer of Enumerate Solutions, Inc., a venture backed software company, from November 2001 until October 2003. Mr. Carey also served as the Executive Vice President for Sallie Mae and was responsible for financial reporting from August 1997 to April 2001, and as a partner with LCL Ltd., a financial advisory management and investment firm, from March 1993 to August 1997. He serves on the Board of Trustees for the University System of Maryland Foundation and for Stone Ridge School. Mr. Carey also serves on the board of directors of Campus Partners, a leading processor of campus based student loans.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF THE ABOVE NOMINEES.

Executive Officers of the Company Who Are Not Directors

**William J. Zaiser,** 61, is our executive vice president, chief financial officer and treasurer and corporate secretary, positions he has held since our inception in August 2004. A certified public accountant licensed in the State of Maryland, he is responsible for financial analysis, cash management, insurance, investment and financial reporting. Mr. Zaiser began his career with MHI Hotels Services as a computer consultant, and became the first corporate controller for MHI Hotels Services. In 1990, he was elected to the board of directors and was promoted to Vice President of Accounting, a position he held until August 2004. As Vice President of Accounting, Mr. Zaiser was responsible for financial analysis, cash management, insurance, investment and financial reporting. Before joining the hospitality industry, Mr. Zaiser was an instructor of mathematics at both the University of Maryland and Montgomery College. Mr. Zaiser is a member of the American Institute of Certified Public Accountants and the Hospitality Financial and Technology Professionals.

**David R. Folsom,** 43, is our executive vice president and chief operating officer. He was appointed to that position in January 2006. Mr. Folsom assists the chief executive officer in the execution of our strategic business plan and coordinates our capital raising and borrowing efforts, as well as sourcing and conducting due diligence on potential acquisitions to facilitate the Company's growth. Prior to joining our company, Mr. Folsom was Vice President of Paragon Real Estate, a Cleveland-based early stage real estate venture focusing on distressed multi-family assets. From 2001 to 2005, he was an investment banker with BB&T Capital Markets, where he served in the Real Estate Securities Group and Debt Capital Markets Groups. While at BB&T, Mr. Folsom participated in over 70 equity, debt and preferred stock underwritings, as well as financial advisory transactions across many industries. He was a member of the lead underwriting team that took our company public in 2004.

**Julia Farr Connolly,** 41, is our vice-president and chief compliance officer. She joined us in January 2005 as compliance counsel and was appointed an officer by the board of directors in July 2006. Ms. Connolly is responsible for all aspects of the legal compliance and corporate governance of our company. Prior to joining us, from 1998 to 2004 she was a part-time associate with the law offices of Roger M. Adelman, practicing civil and criminal litigation. Ms. Connolly served as an associate with the law firm of Kirkpatrick & Lockhart Preston Gates Ellis LLP from 1993 to 1997, where she specialized in areas of investment management and securities litigation. From 2001 to 2003, Ms. Connolly also consulted with the investment adviser, Farr, Miller & Washington, LLC, in areas of general corporate law.

**Anthony E. Domalski,** 46, is our vice-president and chief accounting officer. He joined our company in May 2005 and was appointed an officer by the board of directors in July 2006. A certified public accountant, he is responsible for financial and tax reporting. From 2001 to 2005, Mr. Domalski served as Chief Financial Officer for SwissFone, Inc., a Washington, DC based telecommunications company, where he assisted in a management-led buyout of the U.S. international wholesale division from Swisscom, AG. Prior to his tenure at SwissFone, Inc., Mr. Domalski held several other senior financial positions in the telecommunications and hospitality industry and spent nine years at a local public accounting firm. Mr. Domalski is a member of the American Institute of Certified Public Accountants.

## Meetings and Certain Committees of the Board of Directors

### Independent Directors

At least a majority of the Company's directors and all of the members of the audit committee and the nominating, corporate governance and compensation committee, which we refer to as the NC&C Committee, must meet the test of "independence" as defined by the listing standards of the American Stock Exchange or AMEX. The AMEX standards provide that to qualify as an "independent" director, in addition to satisfying certain bright-line criteria, the board of directors must affirmatively determine that a director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). Our board of directors has determined that each of Messrs. Carey, O'Hanlon, Stein, and Zinni satisfies the bright-line criteria and that none has a relationship with the Company that would interfere with such person's ability to exercise independent judgment as a member of the board. Therefore, we believe that each of such directors is independent under the AMEX rules.

On March 11, 2008, the Company terminated its listing on the American Stock Exchange and listed its common stock on the NASDAQ® Stock Market or NASDAQ. At least a majority of the Company's directors and all the members of the audit committee and the NC&C Committee must meet the test of "independence" as defined by the listing standards of the NASDAQ. Based on an analysis of the NASDAQ listing standards, the Company believes that a majority of its directors and all the members of the audit committee and the NC&C Committee meet the NASDAQ independence test.

The board of directors conducts its business through meetings of the board of directors and through its committees. During the fiscal year ended December 31, 2007, the board of directors of our company held four regular meetings and two special meetings. No directors of the Company attended fewer than 75% of the total meetings of the board of directors and committee meetings on which such board member served during this period. Six of the seven directors attended the 2007 annual meeting of stockholders. As of December 31, 2007, our company had an audit committee and a nominating, corporate governance and compensation committee.

The NC&C Committee is currently comprised of directors Stein, Carey and O'Hanlon. All members of the NC&C Committee are independent in accordance with the listing standards of the AMEX and NASDAQ. This standing committee determines the salary for the president and chief executive officer, executive vice-president and chief financial officer and the executive vice-president and chief operating officer. The purpose of the NC&C Committee is to make recommendations to the board of directors regarding corporate governance policies and practices, recommend criteria for membership on the board of directors, nominate members to the board of directors, make recommendations to the board of directors concerning the membership, size and responsibilities of each of the committees, develop general policy relating to compensation and benefits, determine compensation for, and evaluate the performance of, our executive officers and administer our 2004 Long-Term Incentive Plan. The NC&C Committee met one time during fiscal year 2007. The Company has adopted a written charter that sets forth the specific functions and responsibilities of the committee. The NC&C Committee charter is available on our website at *www.MHIHospitality.com.*

The audit committee, a standing committee, is currently comprised of directors Carey, Stein and O'Hanlon. All members of the audit committee are independent in accordance with the listing standards of the AMEX and NASDAQ. The audit committee meets with the independent accountants, PKF Witt Mares, PLC, to discuss the annual audit and any related matters. The audit committee is further responsible for internal controls for financial reporting. The audit committee has adopted a written charter. The audit committee charter is available on our website at *www.MHIHospitality.com*. The audit committee met twelve times in fiscal year 2007.

The board of directors has determined that J. Paul Carey qualifies as "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K, and that he is "independent" in accordance with the listing standards of the AMEX and NASDAQ.

**Report of the Audit Committee**

For the fiscal year ended December 31, 2007, the Audit Committee: (i) reviewed and discussed the audited financial statements with management, (ii) discussed with the Company's independent auditor, PKF Witt Mares, PLC, all matters required to be discussed under Statement on Auditing Standards No. 61, and (iii) received PKF Witt Mares, PLC disclosures regarding PKF Witt Mares, PLC's independence as required by Independence Standards Board Standard No. 1 and discussed with PKF Witt Mares, PLC its independence. Based on the foregoing review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2007.

Audit Committee:

J. Paul Carey—Chairman
Edward S. Stein
James P. O'Hanlon[(1)]

(1) On March 13, 2008, the board of directors approved the replacement of General Anthony C. Zinni on the Audit Committee by director James P. O'Hanlon.

**Director Nomination Process**

The NC&C Committee of the board of directors acts as a nominating committee for the selection of nominees for director.

In determining appropriate candidates to nominate to the board of directors, the NC&C Committee will generally consider a number of factors, including the expertise, business experience, character, willingness to serve actively and other board memberships of the candidate. The NC&C Committee also assesses the board's size and composition, corporate governance policies and listing standards, formerly of the AMEX, now NASDAQ, when nominating candidates. There are no minimum qualifications that the NC&C Committee has established for a candidate recommended to the board of directors by the NC&C Committee.

In nominating members to the board of directors, the NC&C Committee will consider nominees recommended by stockholders so long as the recommendation is submitted to our corporate secretary within the timeframe required to request a proposal that will be included in the proxy materials for our next annual meeting of stockholders. However, the NC&C Committee may, in its sole discretion, reject any such recommendation for any reason.

Under the terms of our strategic alliance agreement, MHI Hotels Services has the right to nominate one person for election to our board of directors at each annual meeting of stockholders for so long as Andrew Sims, Kim Sims, Christopher Sims and their affiliates and families own not less than 1.5 million units or shares of our common stock. MHI Hotels Services' nominee for director is Kim Sims. Mr. Sims is not considered independent under the corporate governance standards of the AMEX and NASDAQ.

In addition, Andrew Sims' employment agreement with us provides that we must nominate him to serve as a director. The nomination right afforded to MHI Hotels Services and that provided for under Mr. Sims' employment agreement are subject to the determination of the NC&C Committee in connection with each annual or special meeting of stockholders at which directors will be elected that the nominee satisfies the standards established by the committee for service on the board. If Mr. Sims fails to be nominated to our board of directors or is involuntarily removed from our board of directors, unless for cause or vote by the stockholders, he will receive, among other things, a severance payment equal to five times his combined salary base and actual bonus compensation for the preceding fiscal year. Mr. Sims is not independent under the corporate governance standards of the AMEX and NASDAQ.

The board of directors believes that its procedures comply with the requirements of the AMEX, as well as NASDAQ, and provide adequate assurance that nominations are approved by independent directors.

**Stockholder Communications**

The board of directors does not have a formal process for stockholders to send communications to the board. In view of the infrequency of stockholder communications to the board of directors, the board does not believe that a formal process is necessary. Written communications received by our company from stockholders are shared with the full board no later than the next regularly scheduled board meeting. The board encourages, but does not require, directors to attend the annual meeting of stockholders.

## DIRECTOR AND EXECUTIVE COMPENSATION

The NC&C Committee is responsible for developing our policies relating to compensation and benefits, determining compensation for, and evaluating the performance of, certain of our executive officers, and administering our 2004 Long-Term Incentive Plan, which we refer to as our Long-Term Incentive Plan. The NC&C Committee determines compensation for our three most highly paid executive officers: the chairman and chief executive officer, the executive vice-president and chief financial officer, and the executive vice-president and chief operating officer. We refer to these three executive officers as our principal executive officers.

The NC&C Committee's principal objective in establishing compensation policies is to develop and administer a comprehensive program designed to attract and retain outstanding managers. The NC&C Committee's guidelines for compensation of our principal executive officers are designed to provide fair and competitive levels of total compensation, while linking elements of compensation with performance. A further objective of our compensation policies is to provide incentives and reward each principal executive officer for his contribution to our company. To that end, the NC&C Committee believes executive compensation packages provided by us to the principal executive officers should include both cash and stock-based compensation that reward performance as measured against established goals.

*Elements of our Compensation Plan*

Elements of compensation for our principal executive officers consist principally of base salary, performance bonuses and awards of shares of restricted common stock under our Long-Term Incentive Plan. In determining each element of compensation for each principal executive officer, the NC&C Committee primarily considers:

- market data relating to an identified peer group;
- company performance in light of specified goals and guidance;
- recommendations of the chief executive officer;
- individual performance of the executive; and
- the terms of each executive officer's employment agreement.

*Base Salary*

The original base salary amounts of the principal executive officers were provided for in their employment agreements and are subject to adjustment pursuant to the terms of those agreements. The NC&C Committee made an adjustment in 2007 to our chief executive officer's base salary, based on its analysis of salaries for chief executives in the peer group. In setting base salaries, and annually considering adjustments, the NC&C Committee uses an evaluation process considering the officer's position, level and scope of responsibility and an evaluation of base salaries and other benefits of other executive officers of comparable companies, including an analysis of our company's current operating results.

*Cash Bonus Plan*

Under our employment agreements with the principal executive officers, each principal executive officer is eligible to receive a bonus in amounts between 20%-30% of base salary. The NC&C Committee has reviewed these agreements and has determined in the best interests of the Company to structure a cash bonus plan that may award above or below the 20%-30% range indicated in the agreements subject to consideration of the following metrics:

- achieving the Company goal for funds from operations ("FFO");
- stock performance relative to our company peer group; and
- Realizing personal and other Company goals established by our board of directors based on recommendations from our chief executive officer.

The NC&C Committee has determined that for 2008, the annual target bonus for our chief executive officer will be $100,000 and the annual target bonus for each of our chief financial officer and our chief operating officer will be $50,000.

*Long-Term Stock Bonus Program*

The NC&C Committee formulated, and the board of directors adopted, a Long Term Stock Bonus Program for the five year period 2007-2011. Currently, the program covers our chief executive officer, our executive vice-president and chief financial officer and our executive vice president and chief operating officer. The NC&C determined the appropriate target amounts of stock awards for each principal executive officer by reviewing market data relating to compensation programs for senior executives in the Company's peer group. The NC&C Committee confirmed they had identified appropriate targets and metrics with its compensation consultants, HVS.

The Long-Term Stock Bonus Program covers a five year period, with 8,000 shares targeted for our chief executive officer, in each of the five years, 4,000 shares targeted for our executive vice president and chief financial officer and 2,000 shares targeted for our executive vice president and chief operating officer. Fifty percent of the targeted amount of shares will be deemed earned each year if the principal executive officer has been continuously employed by the Company for the full year. The remaining fifty percent of the shares each year will be awarded based on the Company's and/or the principal executive officer's performance in four areas:

- FFO, as compared with projections;
- shareholder return for the year as compared with our company's peer group;
- absolute shareholder return, comprised of stock appreciation from the first of each year, together with dividends paid during the year, with 12% as the annual target; and
- a subjective determination of the achievement of individual goals.

*Tax Considerations*

Section 162(m) of the Internal Revenue Code generally sets a limit of $1.0 million on the amount of annual compensation paid to an executive officer (other than certain enumerated categories of compensation, including performance-based compensation) that may be deducted by a publicly-held company. It is the policy of the board of directors and the NC&C Committee to seek to qualify executive compensation for deductibility to the extent that such policy is consistent with our overall objectives and executive compensation policy. None of the executive officers received compensation in 2007 in excess of the limits imposed under Section 162(m).

*Summary Compensation Table*

The following table sets forth the cash and non-cash compensation awarded to or earned by Messrs. Sims, Zaiser and Folsom during the past fiscal year.

**Summary Compensation Table**

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards ($)(1) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|
| (a) | (b) | (c) | (d) | (e) | (i) | (j) |
| Andrew M. Sims, .................... | 2007 | $266,760 | $108,333 | $59,088 | $10,155(2) | $444,336 |
| President and CEO | 2006 | $234,000 | | | $10,515(3) | $244,515 |
| William J. Zaiser, .................... | 2007 | $189,280 | $ 51,668 | $28,933 | $11,515(2) | $281,396 |
| CFO, Executive Vice President and Secretary | 2006 | $182,000 | | | $ 9,795(3) | $191,795 |
| David R. Folsom, .................... | 2007 | $156,000 | $ 54,167 | $14,776 | $ 9,646(2) | $234,589 |
| COO, Executive Vice President | 2006 | $150,000 | | | $ 7,800(3) | $157,800 |

(1) Represents the dollar value of restricted stock awards calculated by multiplying the closing market price of our common stock of $8.15 on February 6, 2008, the date of grant, as reported on the American Stock Exchange, by the number of shares of restricted stock awarded. The stock awards were accounted for in 2007.

(2) Includes the Company contributions to the 401(k) plan in the amount of $9,000 for Mr. Sims, $9,000 for Mr. Zaiser and $6,230.77 for Mr. Folsom in 2007. Also includes insurance premiums paid by our company for life insurance policies for the principal executive officers in the amount of $1,155 for Mr. Sims, $2,515 for Mr. Zaiser and $3,415 for Mr. Folsom in 2007.

(3) Includes the Company contributions to the 401(k) plan in the amount of $9,360 for Mr. Sims, $7,280 for Mr. Zaiser and $4,384.63 for Mr. Folsom in 2006. Also includes insurance premiums paid by our company for life insurance policies for the principal executive officers in the amount of $1,155 for Mr. Sims, $2,515 for Mr. Zaiser and $3,415 for Mr. Folsom in 2006.

No other compensation has been awarded to, earned by, or paid to any of our executive officers which is required to be reported in the above summary compensation table.

*2007 Base Salary*

For 2008, each executive officer received a 4% increase to his base salary over 2007. For 2007, each executive officer received a 4% increase to his base salary. In addition to this 4% increase, for 2007, the NC&C Committee increased Mr. Sims' salary 10%. The NC&C Committee determined that our chief executive officer's salary required an increase to remain competitive based in part on the peer group analysis presented to the NC&C Committee. It also determined that our chief financial officer's salary was currently within the targeted range of the peer group and that our chief operating officer's salary was sufficiently competitive based on peer group analysis.

*2007 Bonuses Awarded*

The NC&C Committee awarded cash bonuses to the principal executive officers for fiscal year 2007 of $108,333, $51,668 and $54,167 to Messrs. Sims, Zaiser and Folsom, respectively. In making its decisions, the NC&C Committee considered the following factors:

- achievement of personal and other established Company goals established by our board of directors; and
- achievement of quantifiable metrics of corporate performance.

*Stock Awards Granted*

The NC&C Committee awarded shares of our company's stock to the principal executive officers for fiscal year 2007 of 7,250, 3,550 and 1,813 shares to Messrs. Sims, Zaiser and Folsom, respectively, based on performance in fiscal year 2007. In making its decision, the NC&C Committee considered the following factors:

- FFO as compared with projections;
- shareholder return for the year as compared with our company's peer group;
- absolute shareholder return, comprised of stock appreciation from the first of each year, together with dividends paid during the year, with 12% as the annual target; and
- a subjective determination of the achievement of individual goals.

*Employment Agreements*

The employment agreements with Messrs. Sims, Zaiser and Folsom provide for their annual salary and possible additional compensation in the form of cash bonus and restricted stock awards. Each principal executive officer will receive customary benefits, including a term life insurance policy of $1 million and disability insurance in an amount so that each will receive the same monthly payments as under his respective employment agreement in the event of his disability. As described below, the employment agreements provide these officers with severance benefits if their employment ends under certain circumstances including a change in control. We believe that the agreements will benefit us by helping to retain the principal executive officers and by allowing them to focus on their duties without the distraction of the concern for their personal situations in the event of a possible change in control of our company.

Mr. Sims' employment agreement with us provides that we must nominate him to serve as a member of our board of directors, must include him in the proxy materials delivered to stockholders in connection with a stockholder meeting to elect directors, and recommend him for election, and must continue to nominate and recommend him for election to our board for so long as he serves as our president and chief executive officer;

subject, however, to the determination of our NC&C Committee that he satisfies the standards established for service on our board of directors. If Mr. Sims fails to be nominated to our board of directors or is involuntarily removed from our board of directors, other than for cause or vote by the stockholders, he will receive, among other things, a severance payment equal to five times his combined salary base and actual bonus compensation for the preceding fiscal year, plus indemnification for tax on such amounts.

Each of these principal executive officers will be entitled to receive benefits under his respective employment agreement if we terminate the executive's employment without cause or the executive resigns with good reason or if there is a change in control of our company during the term of the agreement. Under these scenarios, Messrs. Sims and Zaiser are entitled to receive the following:

- any accrued but unpaid salary and bonuses;
- vesting of any previously issued stock options or restricted stock;
- payment of the executive's life, health and disability insurance coverage for a period of five years following termination;
- any unreimbursed expenses; and
- a severance payment equal to five times the executive's combined salary base and actual bonus compensation for the preceding fiscal year.

In the event that Mr. Folsom's employment is terminated without cause or he resigns for good reason, Mr. Folsom is entitled to receive the sum of the following amounts:

- any accrued but unpaid salary and bonuses;
- issuance and vesting of any previously granted stock options or restricted stock (including ungranted shares conditioned upon and in consideration of Mr. Folsom's employment through dates set forth in the employment agreement);
- payment of life, health and disability insurance coverage for a period of three years following termination, and unreimbursed expenses; and
- a severance payment equal to three times his combined salary and actual bonus compensation for the preceding fiscal year.

## DIRECTOR COMPENSATION

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($) | All Other Compensation ($)(4) | Total ($) |
|---|---|---|---|---|
| (a) | (b) | (c) | (g) | (h) |
| David J. Beatty (1) | $12,000 | — | — | $12,000 |
| J. Paul Carey | $33,500 | $14,895(2) | $765 | $49,160 |
| James P. O'Hanlon | $12,750 | $15,675(3) | $510 | $28,935 |
| Edward S. Stein | $33,500 | $14,895(2) | $765 | $49,160 |
| Anthony C. Zinni | $24,750 | $14,895(2) | $765 | $40,410 |

(1) David J. Beatty resigned from the Board of Directors on February 22, 2007.

(2) Represents the dollar value of restricted stock awards calculated by multiplying the closing market price of our common stock of $9.93 on January 16, 2007, the date of grant, as reported on the American Stock Exchange, by the number of shares of restricted stock awarded. The restricted stock awards were fully vested on December 31, 2007.

(3) Represents the dollar value of restricted stock award calculated by multiplying the closing market price of our common stock of $10.45 on April 27, 2007, the date of grant, as reported on the American Stock Exchange, by the number of shares of restricted stock awarded. The restricted stock award was fully vested on December 31, 2007.
(4) Represents the dollar value of dividends paid on restricted stock awards granted on January 16, 2007.

The NC&C Committee reviews the level of compensation of our non-employee directors on an annual basis. To determine how appropriate the current level of compensation for our non-employee directors is, the NC&C Committee has historically obtained data from a number of different sources including publicly available data describing director compensation in peer companies.

We compensate our independent, non-employee directors for their services as directors through a mixture of cash and equity-based compensation. Independent, non-employee directors receive annual compensation of $15,000, plus a fee of $750 (plus out-of-pocket expenses) for attendance in person at each meeting of the board of directors, and $750 for each committee meeting attended in person. Directors who attend meetings telephonically receive a fee of $375. Directors who are also officers or employees of our company or are affiliated with MHI Hotels Services LLC are not paid any director fees. Directors Edward Stein and J. Paul Carey receive an additional $5,000 per year for their services as chair of the NC&C and Audit Committees, respectively.

On an annual basis, the NC&C Committee makes a recommendation to the board of directors for awards of restricted stock to each independent, non-employee director for its consideration and approval. On January 16, 2007, each independent non-employee director named above received 1,500 shares that were fully vested on December 31, 2007. On February 6, 2008, each independent non-employee director named above received 1,500 shares that will vest on December 31, 2008. Although distributions are paid on all restricted stock, whether or not vested, at the same rate and on the same date as on shares of our common stock, these holders will be prohibited from selling such shares until they vest. To date, the stock awards have been restricted until the last day of the fiscal year in which they were granted.

**Long-Term Incentive Plan**

We have established our Long-Term Incentive Plan for the purpose of recruiting and retaining our and our affiliates' executive officers, employees, non-employee directors and consultants. The Long-Term Incentive Plan authorizes the issuance of options to purchase shares of common stock and the grant of stock awards, deferred shares, performance shares and performance units.

Administration of the Long-Term Incentive Plan is carried out by the NC&C Committee. The NC&C Committee may delegate a portion of its authority under the Long-Term Incentive Plan to one or more officers.

Our officers and employees and those of our operating partnership and other subsidiaries are eligible to participate in the Long-Term Incentive Plan. Our non-employee directors and other persons that provide consulting services to us and our subsidiaries are also eligible to participate in the Long-Term Incentive Plan.

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In accordance with our audit committee charter and procedures established by the committee, our audit committee is responsible for reviewing and approving the terms and conditions of all related party transactions. Any material financial transaction with a director or executive officer of our company or a member of the immediate family of a director or officer would need to be approved by our audit committee prior to our company entering into such transaction. The procedures for review and approval of certain relationships and related transactions are contained in our audit committee charter which is available on our website at *www.MHIHospitality.com.*

All related party transactions were reviewed and approved by our audit committee in 2007.

### Transactions with MHI Hotels Services LLC

MHI Hotels Services is currently the management company for each of our hotels and our leased condominium resort properties.

MHI Hotels Services, our management company, is owned and controlled by Andrew Sims, our chairman and chief executive officer, Kim Sims and Christopher Sims, two of our directors, William Zaiser, our executive vice president and chief financial officer, and Steve Smith, the Executive Vice President of MHI Hotels Services. Two of our current directors, Kim and Christopher Sims, are currently officers and employees of MHI Hotels Services. Andrew, Kim and Christopher Sims and William Zaiser are also directors of MHI Hotels Services.

#### *Strategic Alliance Agreement*

On December 21, 2004, we entered into a ten-year strategic alliance agreement with MHI Hotels Services pursuant to which (i) MHI Hotels Services agrees to refer to us (on an exclusive basis) hotel acquisition opportunities in the United States presented to MHI Hotel Services, and (ii) unless a majority of our independent directors in good faith concludes for valid business reasons that another management company should manage a hotel owned by us, we agree to offer MHI Hotels Services or its subsidiaries the right to manage hotel properties that we acquire in the United States. Pursuant to the strategic alliance agreement, the Jacksonville Hilton Riverfront, acquired in July 2005, and the Sheraton Louisville Riverside Hotel, scheduled to open in April 2008, are managed by MHI Hotels Services.

In addition, during the term of the agreement, MHI Hotels Services has the right to nominate one person for election to our board of directors at our annual meeting of stockholders, subject to the approval of such nominee by our NC&C Committee for so long as certain of our officers and directors, Andrew Sims, Kim Sims, and Christopher Sims, and their families and affiliates, hold, in the aggregate, not less than 1.5 million units or shares of our common stock.

#### *Management Agreements*

Pursuant to the terms of a management agreement, we engaged MHI Hotels Services as the property manager for our seven hotels, and intend to offer MHI Hotels Services the opportunity to manage any future hotels that we lease to our TRS Lessee. Certain of our executive officers and certain of our directors are also directors of MHI Hotels Services.

The management agreement has a term of 10 years for our six initial hotels and a term of 10 years for each hotel we acquire in the future, including the Hilton Jacksonville Riverfront Hotel and the Tampa Crowne Plaza Westshore. During the third quarter of 2006, we sold the Holiday Inn Downtown Williamsburg and purchased the former Louisville Ramada Riverfront Inn, now the Sheraton Louisville Riverfront, substituting the Louisville property for the Williamsburg property pursuant to the terms of the management agreement. Additionally, MHI Hotels Services benefits from the payment of management fees by us pursuant to our management agreement. MHI Hotels Services receives a base management fee equal to a percentage of the hotel's revenues (2.0% for the first year, 2.5% for the second year and 3.0% thereafter). Pursuant to the management agreement, MHI Hotels Services receives an incentive fee equal to 10% of the amount by which gross operating profit of the hotels on an aggregate basis for a given year exceeds gross operating profits for the same hotels, on an aggregate basis, for a prior year, subject to a maximum amount of 0.25% of the aggregate gross revenue of the hotels.

In January 2008, the management agreement was amended to revise certain provisions relating to payment by our TRS Lessee to MHI Hotels Services of a project management fee equal to five percent (5%) of the total project costs associated with the management, coordination, planning and execution of a major repositioning or product improvement plan for a company hotel, subject to certain conditions.

Any amendment, supplement or modification of the management agreement must be in writing signed by all parties and approved by a majority of our independent directors. If the management agreement terminates as to all of the hotels covered in connection with a default under the management agreement, the strategic alliance agreement will also terminate.

MHI Hotels Services also provides construction services for the Company under the terms of the management agreement. In 2007, MHI Hotels Services managed the renovation of the Sheraton Louisville Riverside Hotel, the Hilton Wilmington Riverside and the Hilton Savannah DeSoto. For the year ended December 31, 2007, the Company paid $300,000 in construction management fees for the Sheraton Louisville Riverside Hotel and $200,000 in construction management fees for the Hilton Wilmington Riverside.

***Shell Island Resort***

In connection with our space leases for the Shell Island Resort, we entered into sublease arrangements with MHI Hotels LLC and MHI Hotels Two, Inc., affiliates of our management Company, MHI Hotels Services. Under the sublease arrangements, MHI Hotels LLC and MHI Hotels Two, Inc. will pay us a fixed annual rent of $640,000.

## PROPOSAL II—RATIFICATION OF APPOINTMENT OF ACCOUNTANTS

PKF Witt Mares, PLC (formerly, Witt Mares & Company PLC) was the Company's independent registered public accounting firm for the 2007 fiscal year. The board of directors has appointed PKF Witt Mares, PLC to be its independent accountants for the fiscal year ending December 31, 2008, subject to ratification by the our stockholders. The engagement of PKF Witt Mares, PLC was approved in advance by the audit committee. A representative of PKF Witt Mares, PLC is expected to be present at the Annual Meeting to respond to stockholders' questions and will have the opportunity to make a statement if the representative so desires. If the stockholders fail to ratify the appointment, the audit committee will reconsider its selection.

**Audit Fees**. The aggregate fees billed by PKF Witt Mares, PLC for professional services rendered for the audit of the Company's annual consolidated financial statements, for the review of the consolidated financial statements included in the Company's quarterly reports on Form 10-Q and for audits of acquisitions, consents and the review of Company filings with the Securities and Exchange Commission for the fiscal years ended December 31, 2007 and 2006 were $199,842 and $200,891, respectively.

**Audit Related Fees**. The aggregate fees billed by PKF Witt Mares, PLC for fees associated with audit services not required by statute or regulation and services related to the audit of the annual financial statements and to the review of the quarterly financial statements for the fiscal years ended December 31, 2007 and 2006 were $2,360 and $2,945, respectively.

**Tax Fees**. The aggregate fees billed by PKF Witt Mares, PLC for professional services rendered for tax compliance, tax advice or tax planning for the years ended December 31, 2007 and 2006 were $103,534 and $99,988, respectively.

**All Other Fees**. The aggregate fees billed by PKF Witt Mares, PLC for professional services rendered for services or products other than those listed under the captions "Audit Fees," "Audit-Related Fees," and "Tax Fees" for the years ended December 31, 2007 and 2006 were $11,184 and $7,470, respectively, and consisted of assistance in accounting matters, communications with the Securities and Exchange Commission and issues relating to the Company's internal controls.

It is the audit committee's policy to pre-approve all audit and non-audit services prior to the engagement of the Company's independent auditor to perform any service. All of the services listed above for 2007 and 2006 were approved by the audit committee prior to the service being rendered.

Ratification of the appointment of the accountants requires the affirmative vote of a majority of the votes cast by the stockholders of the Company at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF PKF WITT MARES, PLC AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE 2007 FISCAL YEAR.

## STOCKHOLDER PROPOSALS

Proposals of stockholders to be presented at the 2009 annual meeting of stockholders must be received by the Corporate Secretary of the Company at 4801 Courthouse Street, Suite 201, Williamsburg, VA 23188 prior to November 26, 2008, which is 120 calendar days prior to the anniversary of the mailing of this proxy statement, to be considered for inclusion in the 2009 proxy material. If a stockholder wishes to present a proposal at the 2009 annual meeting, whether or not the proposal is intended to be included in the 2009 proxy material, the bylaws require that the stockholder give advance written notice to the secretary of the Company not less than 90 nor more than 120 days prior to the anniversary of the mailing date of the 2008 annual meeting materials.

## OTHER MATTERS

The Board of Directors is not aware of any business to come before the Annual Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of the person or persons voting the proxies.

## MISCELLANEOUS

The cost of soliciting proxies will be borne by the Company. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Common Stock. In addition to solicitations by mail, directors, officers, and regular employees of the Company may solicit proxies personally or by telegraph or telephone without additional compensation.

The Company's 2007 Annual Report to Stockholders accompanies this proxy statement. Such Annual Report is not to be treated as a part of the proxy solicitation material or as having been incorporated herein by reference. A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 will be furnished without charge to stockholders as of the Record Date upon written request to the Corporate Secretary, MHI Hospitality Corporation, 4801 Courthouse Street, Suite 201, Williamsburg, Virginia 23188.

BY ORDER OF THE BOARD OF DIRECTORS

William J Zaiser

WILLIAM J. ZAISER
SECRETARY

Williamsburg, Virginia
March 26, 2008

# CORPORATE PROFILE

## BOARD OF DIRECTORS


Andrew M. Sims, President, CEO, Chairman of the Board


General Anthony C. Zinni (USMC Ret.), Director


J. Paul Carey, Director


Edward S. Stein, Director


Christopher L. Sims, Director


Kim E. Sims, Director


James P. O'Hanlon, Director

## OFFICERS


Andrew M. Sims, President, CEO


William J. Zaiser, Executive Vice President, CFO


David R. Folsom, Executive Vice President, COO


Julia F. Connolly, Vice President Chief Compliance Officer


Anthony E. Domalski, Vice President Chief Accounting Officer

## EXECUTIVE STAFF


Diana D. Johnson, Director of Investor Relations


Scott M. Kucinski, Director of Construction Services


Rhonda L. Smith, Executive Assistant

## CORPORATE OFFICES

Corporate Headquarters
4801 Courthouse Street
Suite 201
Williamsburg, VA 23188
Phone: 757-229-5648
Fax: 757-564-8801

Finance & Investor Relations Offices
6411 Ivy Lane
Suite 510
Greenbelt, MD 20770
Phone: 301-220-5400
Fax: 301-474-0807

Independent Auditors
PKF Witt Mares
4801 Courthouse Street
Suite 200
Williamsburg, VA 23188
Phone: 757-229-7180
Fax: 757-229-5452

## *MHI News of Note*

**• S&P Launches Coverage**
Standard & Poor's has launched independent equity research coverage on MHI. S&P is preparing an in-depth Stock Report on the Company which will be delivered to targeted institutional and retail investors, as well as research and financial portals. The S&P report will also be posted on our web site and updated weekly.

**• 1st Green Hotel**
The Crowne Plaza Jacksonville Riverfront is the first hotel in the City of Jacksonville and Duval County to participate in Florida's Green Lodging Program. The hotel was recognized by the Florida Department of Environmental Protection in 2007 for its commitment to conserve and protect the state's natural resources. A number of conservation practices have been put in place at our Crowne Plaza Jacksonville asset. These include an extensive recycling and reuse program, motion sensitive thermostats, environmentally smart cleaning products and hotel lighting that saves electrical use by nearly 75 percent. In addition to being environmentally forward as well as cost efficient, with Governor Crist's mandate that state agencies convene only at Green Lodging hotels starting January 1, 2008, these practices should enhance business opportunities.

**• Laurel Hotel Wins Renovation Award**
The Holiday Inn Laurel West has received a Renovation Award from InterContinental Hotels Group for completing a major repositioning to enhance guest experience. Beginning in 2005 we redesigned the public space of this full service hotel on the Washington, DC-Baltimore corridor. We also modernized over 200 guest rooms and 6,600 square feet of meeting space. And we brought in popular Outback Steakhouse as well as The Atrium Café. Add to this the hotel's business center, 24-hour fitness facility and indoor pool and the Holiday Inn Laurel West adds real value and long-term potential to our portfolio.


2007 RENOVATION award winner

**• Invest in MHI**
Did you know we offer an Investors Choice Plan? Our Plan provides a convenient and affordable way to build your investment in MHI or start a new one. Existing shareholders can purchase additional shares at any time starting at $25. Interested new investors can invest for as little as $250. You can also arrange for automatic monthly investments. For more information contact American Stock & Transfer Company (www.amstock.com; 866-668-8553) or visit www.mhihospitality.com.




MHI
HOSPITALITY CORPORATION







Corporate Headquarters
4801 Courthouse Street
Suite 201
Williamsburg, VA 23188
Phone: 757-229-5648
Fax: 757-564-8801

Finance & Investor Relations Offices
6411 Ivy Lane
Suite 510
Greenbelt, MD 20770
Phone: 301-220-5400
Fax: 301-474-0807

www.mhihospitality.com







END

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